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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION

Name and Address

        The name of the subject company is Dollar Thrifty Automotive Group, Inc., a Delaware corporation, which we refer to as Dollar Thrifty. Dollar Thrifty's principal executive offices are located at 5330 East 31st Street, Tulsa, Oklahoma 74135. Dollar Thrifty's phone number at this address is (918) 660-7700. Dollar Thrifty's website is located at www.dtag.com. The information on Dollar Thrifty's website should not be considered part of this Schedule 14D-9.

Securities

        This Solicitation/Recommendation Statement on Schedule 14D-9, which, together with any exhibits and annexes attached hereto, we refer to as the Schedule 14D-9, relates to the common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Dollar Thrifty, which we refer to as the Shares. As of the close of business on September 6, 2012, there were 28,058,117 Shares issued and outstanding, 1,277,469 Shares issuable pursuant to the exercise of outstanding stock options, 280,297 Shares issuable upon conversion of performance share and unit awards and 224,535 Shares issuable upon conversion of vested and unvested restricted stock units.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

        Dollar Thrifty is the person filing this Schedule 14D-9. The information about Dollar Thrifty's business address and business telephone number is set forth in Item 1 above.

Tender Offer and Merger

        This Schedule 14D-9 relates to the tender offer by HDTMS, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation, which entities we refer to, respectively, as Purchaser and Hertz, as disclosed in the Tender Offer Statement on Schedule TO dated September 10, 2012 (together with the exhibits thereto and as amended or supplemented from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission, which we refer to as the SEC, to purchase each of the issued and outstanding Shares for $87.50 net to the seller in cash, without interest and less any required withholding taxes, which we refer to as the Offer Price. The detailed terms and conditions of the offer are set forth in the Offer to Purchase, dated September 10, 2012, which we refer to as the Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute, and are referred to as, the Offer). The Offer will expire at 12:00 Midnight, New York City Time, on Friday, October 5, 2012, which we call the Expiration Date, unless Purchaser extends the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 26, 2012 (as amended or modified from time to time, the "Merger Agreement"), by and among Dollar Thrifty, Hertz and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Dollar Thrifty in accordance with the General Corporation Law of the State of Delaware or the DGCL, which we refer to as the Merger, with Dollar Thrifty surviving as an indirect wholly owned subsidiary of Hertz, pursuant to which Shares not owned by Dollar Thrifty, Hertz or any of their respective subsidiaries or by Dollar Thrifty stockholders who perfect appraisal rights under Section 262 of the DGCL, to the extent available, would be converted into the right to receive an amount of cash, without interest and less any required withholding taxes, equal to the Offer Price. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the expiration or termination of the applicable waiting periods required pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The Offer is not subject to any financing condition or contingency. The term "Minimum Tender Condition" is defined in Section 15—"Certain Conditions of the Offer" of the Offer to Purchase and generally requires that the number of Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the shares then owned by Hertz and its subsidiaries (including Purchaser), represent at least a majority of the then outstanding Shares on a fully diluted basis. The Offer is also subject to other important conditions set forth in the Offer to Purchase, as described in Section 15—"Certain Conditions of the Offer" of the Offer to Purchase.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Schedule TO and related Offer to Purchase and Letter of Transmittal.

        The principal executive offices of Purchaser and Hertz are located at 225 Brae Boulevard, Park Ridge, New Jersey 07656-0713, and that the telephone number of Hertz's principal executive offices is (201) 307-2000. Upon filing this Schedule 14D-9 with the SEC, Dollar Thrifty will make this Schedule 14D-9 publicly available on its website at www.dtag.com.

        Although Dollar Thrifty has no knowledge that any such information is untrue, Dollar Thrifty takes no responsibility for the accuracy or completeness of information contained in this Schedule 14D-9 with respect to Hertz, Purchaser or any of their subsidiaries or affiliates or for any failure by Hertz or Purchaser to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Certain of Dollar Thrifty's executive officers and directors have financial interests and inducements related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which we refer to as the Transactions, that are different from or in addition to the interests of holders of Shares generally. The board of directors of Dollar Thrifty, which we refer to as the Dollar Thrifty Board, was aware of these potentially differing interests and inducements and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions contemplated thereby, as more fully discussed below in Item 4—"The Solicitation or Recommendation." Except as set forth in this Schedule 14D-9 or in the excerpts of Dollar Thrifty's 2012 Definitive Proxy Statement, dated April 26, 2012 (as amended on April 26, 2012 and April 30, 2012, the "2012 Proxy Statement") filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated by reference into this Item 3, as of the date of this Schedule 14D-9, to the knowledge of Dollar Thrifty, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Dollar Thrifty or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Hertz, Purchaser or their respective executive officers, directors or affiliates.

        Any information contained in the pages from the 2012 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Potential Discussions Between Hertz and Executive Officers

        Hertz may have conversations from time to time with one or more executive officers of Dollar Thrifty prior to consummation of the Merger concerning their role at Dollar Thrifty following consummation of the Merger.

Merger Agreement

        On August 26, 2012, Dollar Thrifty, Hertz and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 12—"The Merger Agreement" in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(52) to this Schedule 14D-9 and is hereby incorporated herein by reference.

        Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in this Schedule 14D-9 and in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The Merger Agreement includes customary representations and warranties of Dollar Thrifty, Hertz and Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Dollar Thrifty, Hertz, or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dollar Thrifty's or Hertz's or public disclosures. Factual disclosures about Dollar Thrifty contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality and Exclusivity Agreement

        On August 2, 2012, Dollar Thrifty and Hertz entered into a confidentiality and exclusivity agreement, which we refer to as the confidentiality agreement. Under the confidentiality agreement, Dollar Thrifty and Hertz each agreed, among other things, to keep all non-public information concerning the other party confidential (subject to certain exceptions). In addition, the confidentiality agreement provided for an exclusivity period during which Dollar Thrifty would not solicit, initiate or participate in any inquiry or proposal from or negotiations or discussions with any third party relating to an acquisition of Dollar Thrifty. The confidentiality agreement provided that the exclusivity period would run from August 2, 2012 until terminated by either Hertz or Dollar Thrifty, provided that neither party could terminate the exclusivity period until August 16, 2012.

        The foregoing description of the confidentiality agreement does not purport to be complete and is qualified in its entirety by reference to the confidentiality agreement, which is filed as Exhibit (e)(55) to this Schedule 14D-9 and is incorporated by reference.

Representation on the Dollar Thrifty Board

        Upon the acceptance for payment by Purchaser of Shares tendered pursuant to the Offer representing at least such number of Shares necessary to satisfy the Minimum Tender Condition (the "Acceptance Time"), subject to compliance with Dollar Thrifty's organizational documents, applicable law and the regulations of the NYSE, Purchaser will be entitled to designate, elect or cause the Dollar Thrifty Board to elect such number of directors to the Dollar Thrifty Board as is equal to the product, rounded up to the next whole number, of (i) the total number of directors on the Dollar Thrifty Board (determined after giving effect to any new directors designated or elected pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Hertz,

Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding, and Dollar Thrifty shall, upon Purchaser's request, cause the Dollar Thrifty Board to promptly (A) adopt resolutions (1) increasing the size of the Dollar Thrifty Board by the number of directors necessary to give effect to the above (after giving effect to any concurrent resignations of incumbent directors) and (2) as necessary to give effect to Dollar Thrifty's other obligations with regards to directors and committees, (B) elect Purchaser's designees to fill such newly created directorships on the Dollar Thrifty Board and (C) take all such other actions necessary to elect or designate to the Dollar Thrifty Board the individuals designated by Purchaser and permitted to be so designated by the Merger Agreement (including, if necessary, by securing the resignations of such number of incumbent directors as is necessary or desirable to enable Purchaser's designees to be so elected or designated to the Dollar Thrifty Board). Upon Purchaser's request, at such time as Purchaser is entitled to elect or designate directors to the Dollar Thrifty Board, Dollar Thrifty must also cause (a) each committee of the Dollar Thrifty Board, (b) the board of directors of each of its subsidiaries and (c) each committee of such board of directors of each of its subsidiaries, to include persons designated by Purchaser constituting at least the same percentage of each such committee or board of directors as Purchaser's designees constitute on the Dollar Thrifty Board.

        Notwithstanding the election or appointment of Purchaser's designees to the Dollar Thrifty Board in accordance with the preceding paragraph, following such time and prior to the effective time of the Merger, which we refer to as the Effective Time, the affirmative vote of a majority of the Dollar Thrifty directors then in office who were not elected or appointed by Purchaser and who are not officers, directors or employees of Hertz, Purchaser or any of their respective affiliates shall be required to (i) amend or terminate the Merger Agreement on behalf of Dollar Thrifty, (ii) exercise or waive any of Dollar Thrifty's rights or remedies under the Merger Agreement, (iii) extend the time for performance of any of Hertz's or Purchaser's obligations under the Merger Agreement, (iv) make any determinations or agreements made by or on behalf of Dollar Thrifty under the Merger Agreement, (v) amend Dollar Thrifty's articles of organization or bylaws, (vi) effect any Company Change of Recommendation (as defined below) or (vii) take any other action in connection with the Merger Agreement and the Transactions contemplated thereby required to be taken by the Dollar Thrifty Board that adversely affect the rights of Dollar Thrifty's stockholders (other than Hertz or Purchaser).

        For more information see Section 12—"The Merger Agreement—Dollar Thrifty Board of Directors" in the Schedule TO.

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Dollar Thrifty Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

        The foregoing summary of the provisions of the Merger Agreement concerning representation on the Dollar Thrifty Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Arrangements between Dollar Thrifty and its Current Executive Officers and Directors

        Certain executive officers and non-employee directors of Dollar Thrifty may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Dollar Thrifty's stockholders generally. In considering the recommendation of the Dollar Thrifty Board that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to approve the Merger Agreement and the Transactions, the Dollar Thrifty Board was aware of these interests and considered them, along with other matters described below in Item 4—"The Solicitation or

Recommendation—Reasons for the Recommendation." As described in more detail below, these interests include:

  •
  the cancelation of options to purchase Shares, which we refer to as the Dollar Thrifty Options, outstanding at the Acceptance Time, in exchange for the right to receive a cash payment equal to the Dollar Thrifty Options' spread value, unless the optionholder irrevocably elects in advance to have his or her Dollar Thrifty Options assumed and adjusted into options to purchase Hertz common stock as of the Acceptance Time;

  •
  the accelerated vesting of awards of Dollar Thrifty restricted stock units and performance units at the Acceptance Time, and the cancelation of such awards in exchange for a lump sum cash payment equal to the Offer Price;

  •
  the accelerated payout of the executive officer's and non-employee director's account balances under Dollar Thrifty's deferred compensation plans and any individual deferral agreements at the Acceptance Time;

  •
  the receipt of certain payments and benefits under certain executive officers' change in control agreements upon certain types of terminations of employment following the Acceptance Time, including a tax equalization payment to make the Chief Executive Officer of Dollar Thrifty whole for any excise tax imposed as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), on compensation received pursuant to existing arrangements with Dollar Thrifty; and

  •
  indemnification and exculpation from all liabilities and expenses (except for those incurred as a result of bad faith or knowing violation of law) incurred in connection with any proceeding brought against the director or officer because (a) he or she is or was a director or officer of Dollar Thrifty or (b) he or she is or was serving Dollar Thrifty or other legal entity in any capacity at the request of Dollar Thrifty while a director or officer of Dollar Thrifty.

  Treatment of Equity-Based Awards under the Merger Agreement

Stock Options

        Pursuant to the terms of the Merger Agreement, at the Acceptance Time, each outstanding Dollar Thrifty Option, including those held by Dollar Thrifty's executive officers and directors, will be canceled in exchange for the right of each holder of a Dollar Thrifty Option to receive a lump sum cash payment equal to the product of (i) the number of Shares subject to such Dollar Thrifty Option immediately prior to the Acceptance Time multiplied by (ii) the excess, if any, of $87.50 over the exercise price per Share subject to such Dollar Thrifty Option immediately prior to the Acceptance Time, to be paid by Hertz at the Acceptance Time less any applicable withholding taxes. However, if any holder of a Dollar Thrifty Option notifies Dollar Thrifty in writing, at least ten business days prior to the Acceptance Time, of his or her irrevocable election to have his or her Dollar Thrifty Options assumed by Hertz as of the Acceptance Time, all outstanding Dollar Thrifty Options held by such person immediately prior to the Acceptance Time shall be converted into options to purchase Hertz common stock, on the same terms and conditions applicable to the Dollar Thrifty Options, except that the number of shares of Hertz common stock and the exercise price per share of Hertz common stock will be adjusted based on the ratio of the per Share closing price at the Acceptance Time divided by the per share closing price of Hertz common stock at the Acceptance Time. All outstanding Dollar Thrifty Options are currently vested and exercisable, and none of Dollar Thrifty's directors, other than Mr. Thompson, holds Dollar Thrifty Options.

Restricted Stock Units

        Pursuant to the terms of the Merger Agreement, at the Acceptance Time, each outstanding award of restricted stock units including each vested restricted stock unit held by non-employee directors or executives pursuant to individual deferral agreements, will immediately accelerate and vest and be canceled and converted into the right of the holders of such restricted stock units to receive a lump sum cash payment equal to the product of (a) $87.50 multiplied by (b) the number of Shares to which such holder's restricted stock unit pertains, to be paid by Hertz at the Acceptance Time less any applicable withholding taxes.

Performance Units

        Pursuant to the terms of the Merger Agreement, at the Acceptance Time, each outstanding award of performance units or shares, including those held by Dollar Thrifty's executive officers, will immediately accelerate and vest and be converted into the right of the holders of such awards to receive a lump sum cash payment equal to the product of (a) $87.50 multiplied by (b) the number of Shares that would be delivered under such awards of performance units or shares if the applicable management objectives, as set forth in the applicable award agreement, were met or exceeded, to be paid by Hertz at the Acceptance Time less any applicable withholding taxes.

Deferred Compensation Account Balances

        Pursuant to the terms of the Merger Agreement, at the Acceptance Time, all account balances then outstanding under Dollar Thrifty's Amended and Restated Deferred Compensation Plan, 2009 Deferred Compensation Plan, Amended and Restated Retirement Plan and any individual deferral agreements with employees and directors, will be paid out to participants, less any required withholding taxes.

        Consummation of the Offer would also constitute a Change in Control for purposes of the Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, as amended (the "Equity Plan"), which is filed as Exhibits (e)(2) through (e)(5) to this Schedule 14D-9 and incorporated by reference.

Effect of the Offer on Shares held by Directors and Executive Officers

        Consideration Payable Pursuant to the Offer.    If Dollar Thrifty's directors and executive officers were to tender any Shares that they beneficially own pursuant to the Offer, they would receive the Offer Price in respect of each Share tendered—$87.50 in cash, without interest and less any required withholding taxes, on the same terms and subject to the same conditions as Dollar Thrifty's other stockholders. As of September 6, 2012, Dollar Thrifty's directors and executive officers, as a group, beneficially owned an aggregate of 579,350 Shares (excluding for this purpose Shares underlying Dollar Thrifty Options, which are set forth in the table below, but including Shares issuable in connection with vested restricted stock units and deferred shares, as well as Shares indirectly held through Dollar Thrifty's 401(k) plan). If Dollar Thrifty's directors and executive officers were to tender all such Shares pursuant to the Offer and all such Shares were accepted for exchange, such directors and executive officers would receive an aggregate of approximately $50,693,125 in cash. The total number of unvested performance units and restricted stock units held by Dollar Thrifty's directors and executive officers as of September 6, 2012 is 206,463.

        As of September 6, 2012, Dollar Thrifty's executive officers, as a group, held options to purchase an aggregate of 1,048,001 Shares, with exercise prices ranging from $0.77 to $24.38 and an aggregate weighted average exercise price of $4.76 per share, all of which were vested and exercisable. None of Dollar Thrifty's directors, other than Mr. Thompson, holds outstanding options. Pursuant to the terms of the Merger Agreement, all Dollar Thrifty Options outstanding at the Acceptance Time will be converted into the right of the optionholder to receive a cash payment equal to the options' Spread Value (as defined below), unless the optionholder irrevocably elects in advance to have his or her Dollar Thrifty Options assumed and converted into options to purchase Hertz common stock as of the Acceptance Time.

        The following table summarizes, with respect to each Dollar Thrifty director and executive officer, the positive difference in value between the Offer Price and the per share exercise price (the "Spread Value") of the Dollar Thrifty Options.

Name	Dollar Thrifty Shares Underlying Vested Dollar Thrifty Options(1) (#)	Total Spread Value (Vested Dollar Thrifty Options) ($)
Thomas P. Capo	0	0
Maryann N. Keller	0	0
Hon. Edward C. Lumley	0	0
Richard W. Neu	0	0
John C. Pope	0	0
Scott L. Thompson	535,000	44,287,675
H. Clifford Buster III	220,000	18,530,100
Vicki J. Vaniman	126,947	10,287,814
Rick L. Morris	121,715	10,004,391
Jeffrey A. Cerefice	15,000	1,245,900
Lynne C. Pritchard	29,339	2,350,378

(1)
As noted above, pursuant to the Merger Agreement, holders of Dollar Thrifty Options will have the opportunity to request that their Dollar Thrifty Options be assumed and converted into options to purchase Hertz common stock, with the exercise price and number of shares subject to the Hertz option to be determined based on the ratio of the closing price of Hertz common stock to Dollar Thrifty's common stock immediately prior to the Acceptance Time. Our executive officers have informed us that none of them intend to roll over their Dollar Thrifty Options.

        The following table summarizes, with respect to each Dollar Thrifty director and executive officer, the aggregate cash consideration that would be payable, based on the Offer Price, in respect of the restricted stock units and performance units held by such directors and executive officers that were unvested as of September 6, 2012.

Name	Unvested RSUs and Performance Units (#)	Aggregate Cash Consideration ($)
Thomas P. Capo	1,363	119,263
Maryann N. Keller	1,363	119,263
Hon. Edward C. Lumley	1,363	119,263
Richard W. Neu	1,363	119,263
John C. Pope	1,363	119,263
Scott L. Thompson	101,549	8,885,538
H. Clifford Buster III	37,775	3,305,313
Vicki J. Vaniman	19,433	1,700,388
Rick L. Morris	15,433	1,350,388
Jeffrey A. Cerefice	15,479	1,354,413
Lynne C. Pritchard	9,979	873,163

Change in Control Agreements

        There are no employment contracts or non-compete agreements with any executive officer of Dollar Thrifty. Dollar Thrifty has entered into a change in control agreement (the "Employment Continuation Agreement") with Chief Executive Officer Scott L. Thompson, and maintains a change in control plan (the "Employment Continuation Plan") for senior management employees, including Dollar Thrifty's executive officers other than the Chief Executive Officer.

        Both the Employment Continuation Agreement and the Employment Continuation Plan (collectively, the "Employment Continuation Arrangements") are "double-trigger" arrangements. As a general matter and except as noted below, this means that the applicable executive officer would receive payments and benefits pursuant to the Employment Continuation Arrangements only if the executive officer's employment is terminated by Dollar Thrifty without Cause (as defined below), or the executive officer terminates his or her employment with Dollar Thrifty for certain specified circumstances (as defined further below, a "Qualified Termination"), during the period beginning on the date a Change in Control (as defined below) occurs and ending two years following the occurrence of the Change in Control or if the applicable executive officer's employment is terminated in an anticipatory termination preceding a Change in Control and a Change in Control occurs (the "Employment Continuation Period"). The Employment Continuation Arrangements generally renew automatically for additional one-year terms on an annual basis unless, not later than September 30 of any year, Dollar Thrifty provides a notice of non-renewal. No amendment, modification, change or termination which adversely affects the rights of any executive officer in the Employment Continuation Plan will be effective if it would take effect following the commencement of any action by or discussion with a third person that ultimately results in a Change in Control. Once a Change in Control occurs, the Employment Continuation Period cannot be terminated without the consent of the affected executive officer.

        Under the Employment Continuation Arrangements, a Change in Control of Dollar Thrifty is generally deemed to occur upon the happening of any of the following events:

  •
  Dollar Thrifty is merged, consolidated or reorganized into another corporation or other legal person, unless, in each case, immediately following such merger, consolidation or reorganization, the stock entitled to vote generally in the election of the Dollar Thrifty Board (the "Voting Stock") outstanding immediately prior to such merger, consolidation or reorganization continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 60% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such merger, consolidation or reorganization (including, without limitation, an entity which as a result of such merger, consolidation or reorganization owns Dollar Thrifty or all or substantially all of Dollar Thrifty's assets either directly or through one or more subsidiaries);

  •
  Dollar Thrifty sells or otherwise transfers all or substantially all of its assets to another corporation or other legal person, unless, in each case, immediately following such sale or transfer, the Voting Stock of Dollar Thrifty outstanding immediately prior to such sale or transfer continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 60% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such sale or transfer (including, without limitation, an entity which as a result of such transaction owns Dollar Thrifty or all or substantially all of Dollar Thrifty's assets either directly or through one or more subsidiaries);

  •
  the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more or the combined voting power of the Voting Stock of Dollar Thrifty then outstanding after giving effect to such acquisition; or

  •
  individuals who, as of December 9, 2008, constitute the Dollar Thrifty Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Dollar Thrifty Board; provided, however, that any individual becoming a director subsequent to December 9, 2008 whose election or nomination for election by Dollar Thrifty's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of Dollar Thrifty in which such person is named as a nominee for director, without objection to such nomination) shall be deemed to be or have been a member of the Incumbent Board.

        Notwithstanding this, a Change in Control will not be deemed to occur unless the events that have occurred would also constitute a "Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation" under Treasury Department Final Regulation 1.409A-3(j)(5), or any successor regulation thereto. Change in Control is defined in a similar way in the Equity Plan.

        Consummation of the Offer would constitute a Change in Control under the Employment Continuation Arrangements and the Equity Plan.

        Under the Employment Continuation Arrangements, Cause generally means the commission of any of the following by the executive officer prior to termination of employment, and, in each case, only if it shall have been materially harmful to Dollar Thrifty, as determined by at least two-thirds of the Dollar Thrifty Board in good faith:

  •
  a criminal violation involving fraud, embezzlement or theft in connection with his or her duties or in the course of his employment with Dollar Thrifty or any subsidiary;

  •
  intentional wrongful damage to property of Dollar Thrifty or any subsidiary; or

  •
  intentional wrongful disclosure of secret processes or confidential information of Dollar Thrifty or any subsidiary.

        Under the Employment Continuation Arrangements, each of Messrs. Scott L. Thompson, H. Clifford Buster III, and Rick L. Morris and Ms. Vicki J. Vaniman (the "Named Executive Officers") will be eligible for severance payments and benefits if he or she terminates his employment with Dollar Thrifty following the occurrence of any of the following events (a "Qualified Termination"):

  •
  a failure to re-elect or maintain the Named Executive Officer in the same office or position with Dollar Thrifty;

  •
  a significant adverse change in the Named Executive Officer's authority, power and responsibilities;

  •
  material reduction in pay;

  •
  reduction, termination or denial of employee benefits;

  •
  the Named Executive Officer determines that a change in Dollar Thrifty's business has made him or her unable to substantially carry out his or her responsibilities;

  •
  Dollar Thrifty or the Named Executive Officer's work location is relocated in excess of 50 miles from the location prior to the Change in Control or, in the case of Mr. Thompson, requires him to travel at least 20% more than the average number of days of travel required during the three full years prior to the Change in Control without his consent; or

  •
  Dollar Thrifty or its successor materially breaches the Employment Continuation Agreement or Employment Continuation Plan, as applicable;

and, in the case of Mr. Thompson, if Dollar Thrifty is liquidated, dissolved, merged, consolidated or reorganized or all of its assets are transferred unless the successor entity assumed all of the duties and obligations of Dollar Thrifty under the Employment Continuation Agreement; a failure to require a successor entity to assume all of the duties and obligations of Dollar Thrifty under the Employment Continuation Arrangements would be a material breach of such arrangement.

        Dollar Thrifty has a 10-day period within which to remedy certain defaults under the Employment Continuation Agreement and a 30-day period under the Employment Continuation Plan, and certain additional notice periods apply under the Employment Continuation Plan. It is also considered a Qualified Termination for Mr. Thompson if he terminates his employment for any reason during the thirty day period following the first anniversary of a Change in Control.

        In the event of a termination of employment by Dollar Thrifty without Cause or a Qualified Termination by the applicable Named Executive Officer during the Employment Continuation Period (including if the termination occurs prior to the Change in Control but following the commencement of any action by or discussion with a third person that ultimately results in a Change in Control), the applicable Named Executive Officer will receive:

  •
  a lump-sum payment equivalent to two and one-half times (or three times base salary in Mr. Thompson's case) the Named Executive Officer's current "base pay";

  •
  a lump-sum payment equivalent to two and one-half times (or three times in Mr. Thompson's case) the "incentive pay" (determined as the greatest of (i) the average of the annual bonus payment made during the last two fiscal years prior to the Change in Control, (ii) the amount of the annual bonus payment made in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs, or (iii) the target bonus opportunity for the fiscal year in which the Change in Control occurs);

  •
  a lump-sum payment equivalent to the prorated portion of the annual bonus payable for the year of termination of employment (pursuant to the Merger Agreement, if the employment of any Named Executive Officer is terminated prior to December 31, 2012, the annual bonus payment pursuant to the Employment Continuation Arrangements will not be prorated and will be based on the projected payout under the 2012 Executive Incentive Compensation Plan);

  •
  a lump-sum payment equivalent to the "accrued obligations," which equal earned and unpaid salary and vacation through the termination date and earned and unpaid bonus for any year prior to the year of termination;

  •
  health and life benefits continuation for two and one-half years (three years in Mr. Thompson's case);

  •
  outplacement benefits of up to $20,000 (up to $35,000 in Mr. Thompson's case) for the one year following the termination date; and

  •
  a vehicle allowance for two and one-half years valued at $24,000 (three years in Mr. Thompson's case, with a value of $28,800).

        The Employment Continuation Arrangements provide for the performance of Dollar Thrifty's obligations to be secured by amounts deposited or to be deposited in trust pursuant to certain trust agreements to which Dollar Thrifty will be a party. Upon the earlier to occur of (i) a Change in Control or (ii) a declaration by the Dollar Thrifty Board that a Change in Control is imminent, Dollar

Thrifty shall promptly, to the extent it has not previously done so, transfer to the trustees the balance of the payments to be made to the Named Executive Officers in connection with the Change in Control.

        If any of the severance payments, accelerated vesting and lapsing restrictions payable in connection with a Change in Control would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, and be subject to excise tax or any interest or penalties payable with respect to such excise tax, then the executive officer's (other than Mr. Thompson's) benefits would be reduced to such lesser extent that would result in no portion of such benefits being subject to such taxes, interest or penalties if and only if such reduction would result in a net after-tax benefit for the executive officer. Mr. Thompson will receive the benefit of a tax gross-up.

        For the other executive officers, Mr. Cerefice and Ms. Pritchard, a Qualified Termination under the Employment Continuation Plan requires the occurrence of either of the following events:

  •
  a significant adverse change in the executive officer's authority, power and responsibilities; or

  •
  a reduction in the executive officer's annualized base compensation to less than 90% of his or her base pay.

        In the event of a termination of employment by Dollar Thrifty without Cause or a Qualified Termination by these executive officers during the Employment Continuation Period (including if the termination occurs prior to the Change in Control but following the commencement of any action by or discussion with a third person that ultimately results in a Change in Control), these executive officers will receive the same lump sum cash payments described above for the Named Executive Officers, using a multiplier of one and one-half times, in addition to health and life benefits continuation and a vehicle allowance for one and one-half years following his or her termination date. These executive officers also receive outplacement benefits of up to $20,000 for the six months following their termination date.

        The following table summarizes the estimated amounts the executive officers, other than the Named Executive Officers, would receive if their employment is terminated by Dollar Thrifty without Cause or by the executive officers in a Qualified Termination (as defined above) on October 5, 2012, which is the proposed Acceptance Time according to the Offer to Purchase, even though these amounts may not become payable to such executive officers in connection with the Offer.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Jeffrey A. Cerefice,	1,188,904	1,354,413	0	50,646	2,593,963
Senior Vice President Corporate and Global Franchise Operations
Lynne C. Pritchard,	945,442	873,163	0	53,392	1,871,997
Senior Vice President, Human Resources

(1)
These amounts include the following, as determined pursuant to the Employment Continuation Arrangements: (a) lump-sum payments equivalent to one and one-half times each executive officer's "base pay": Mr. Cerefice, $525,000; Ms. Pritchard, $300,000; (b) lump-sum payments equivalent to one and one-half times the "incentive pay" for each executive officer: Mr. Cerefice, $372,496; Ms. Pritchard, $372,496; (c) lump-sum payments equivalent to the annual bonus payable for the year of termination of employment: Mr. Cerefice, $248,331; Ms. Pritchard, $248,331; and (d) accrued vacation: Mr. Cerefice, $43,077; Ms. Pritchard, $24,615. Amounts are generally paid in a lump-sum, subject to a six-month delay to the extent required by certain provisions of Section 409A of the Code.

(2)
These amounts represent the value of Dollar Thrifty shares underlying awards of performance units that are anticipated to be unvested and outstanding as of the Acceptance Time, and, pursuant to the terms of the Merger Agreement, will vest and be converted into a lump sum cash payment equal to the Offer Price in respect of each Share underlying such awards at the Acceptance Time. The outstanding equity awards included for each executive officer in the table is as follows: Mr. Cerefice, 15,479 performance units, and Ms. Pritchard, 9,979 performance units. All the amounts included in the column are attributable to awards of performance units that vest solely as a result of a Change in Control, pursuant to the terms of the Merger Agreement.

(3)
The executive officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements in connection with a Change in Control or related termination of employment. Pursuant to previous deferral elections, all accrued non-qualified deferred compensation will be paid out on a Change in Control.

(4)
These amounts represent the value of: (a) health and life benefits continuation for one and one-half years: Mr. Cerefice, $16,246; Ms. Pritchard, $18,992; (b) outplacement benefits of up to $20,000 for the six months following the executive officer's termination date; and (c) a vehicle allowance for one and one-half years, valued at $14,400. These benefits are only paid or provided if Dollar Thrifty terminates the executive officer's employment without Cause or he or she has a Qualified Termination during the Employment Continuation Period.

        Prior to receiving the benefits described in the Employment Continuation Arrangements, each executive officer, including each Named Executive Officer, is required to sign a release of claims within 30 days following his or her termination of employment. In addition, the benefits are conditioned upon the executive officer not soliciting Dollar Thrifty employees during the continuation of benefits period, and being subject to confidentiality obligations with regards to confidential or proprietary information of Dollar Thrifty.

Indemnification and Insurance.

        Section 145 of the DGCL permits Dollar Thrifty to indemnify any of its directors or officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, incurred in connection with any action (other than an action by or in the right of Dollar Thrifty) arising by reason of the fact that he or she is or was an officer or director of Dollar Thrifty if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Dollar Thrifty and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits Dollar Thrifty to indemnify any such officer or director against expenses incurred in an action by or in the right of Dollar Thrifty if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Dollar Thrifty, except in respect of any matter as to which such person is adjudged to be liable to Dollar Thrifty, in which case court approval must be sought for indemnification. In addition, Section 145 permits Dollar Thrifty to advance expenses to such directors and officers prior to the final disposition of an action upon the receipt of an undertaking by such director or officer to repay such expenses if it shall ultimately be determined that such person was not entitled to indemnification. The statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. The statute provides that it is not exclusive of other indemnification that may be granted by Dollar Thrifty's bylaws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and Dollar Thrifty has purchased such insurance.

        Article Eighth of the Dollar Thrifty certificate of incorporation requires indemnification to the fullest extent permitted under the DGCL, of any person who was or is a party to (or witness in) or is threatened to be made a party to (or witness in) any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of (i) his or her service (or agreement to serve) as a director or officer of Dollar Thrifty, or at the request of Dollar Thrifty, as a director, officer, trustee, employee or agent of or in any other capacity with respect to another corporation, partnership, joint venture, trust or other enterprise (in any of the foregoing capacities, a "representative of Dollar Thrifty"), or (ii) any action alleged to have been taken or omitted in such capacity. The provisions require Dollar Thrifty to indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Dollar Thrifty, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Dollar Thrifty may indemnify to the same extent any person who was or is a party to (or witness in) or is threatened to be made a party to (or witness in) any such action, suit or proceeding by reason of his or her service (or agreement to serve) as an employee or agent of Dollar Thrifty, or at the request of Dollar Thrifty, as a representative of Dollar Thrifty.

        The Article also states that Dollar Thrifty shall (in the case of any action, suit or proceeding against a director or officer of Dollar Thrifty) or may (in the case of any action, suit or proceeding against an employee, agent or representative of Dollar Thrifty) advance expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding. Such expenses shall or may be paid by Dollar Thrifty in advance of the final disposition of such action, suit or proceeding as authorized by the Dollar Thrifty Board upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Dollar Thrifty.

        The Merger Agreement requires Hertz, Purchaser and the surviving corporation to honor all existing rights to indemnification in favor of all current and former directors and officers of Dollar Thrifty and its subsidiaries.

        From and after the consummation of the Merger, Hertz will indemnify and provide advancement of expenses to all current or former directors, officers or employees of Dollar Thrifty and its subsidiaries for losses arising out of (i) any actions or omissions in their capacity as a director, officer or employee of Dollar Thrifty or its subsidiaries prior to the Effective Time or (ii) the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in each case if such directors, officers or employees were entitled to indemnification or advancement of expenses as of the date of the Merger Agreement pursuant to Dollar Thrifty's or its subsidiary's governing documents or any applicable indemnity agreements. From and after the Acceptance Time, all existing rights to indemnification in Dollar Thrifty's governing documents or any applicable indemnity agreements will be honored to the fullest extent by Hertz, and, if after the Effective Time, by Dollar Thrifty (and Hertz will cause Dollar Thrifty to honor such rights) for acts or omissions occurring at or prior to the Effective Time.

        In addition, from and after the consummation of the Merger, Hertz will maintain, or cause Dollar Thrifty to maintain, for a period of six years a directors' and officers' insurance and indemnification policy (from either (i) Dollar Thrifty's existing insurance carrier or (ii) an insurance carrier that is reasonably satisfactory to Dollar Thrifty) that provides coverage for events occurring at or prior to the consummation of the Merger that is no less favorable to such directors and officers than the existing policy maintained by Dollar Thrifty. However, Hertz and Dollar Thrifty will not be required to pay any annual premium in excess of 300% of the current annual premium paid by Dollar Thrifty for such insurance as of the date of the Merger Agreement.

Relationship with Purchaser and Hertz

        Hertz has informed Dollar Thrifty that, as of September 10, 2012, The Hertz Corporation, a wholly owned subsidiary of Hertz, beneficially owned 472,699 Shares, representing less than 2% of the Shares outstanding as of September 6, 2012.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

        At a meeting held on August 26, 2012, the Dollar Thrifty Board unanimously:

  (1)
  declared that the Merger Agreement, the Merger and the other Transactions are advisable and in the best interests of Dollar Thrifty and Dollar Thrifty's stockholders;

  (2)
  approved the Merger Agreement, the Merger and the other Transactions in accordance with the requirements of the DGCL;

  (3)
  directed that, to the extent required by applicable law, the adoption of the Merger Agreement, the Merger and the other Transactions be submitted to a vote at a meeting or by written consent of the stockholders of Dollar Thrifty;

  (4)
  resolved to recommend that the stockholders of Dollar Thrifty accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required by applicable law, adopt the Merger Agreement and approve the Merger and the other Transactions;

  (5)
  approved the grant of the Top-Up Option (as defined below) and the issuance of the Top-Up Shares (as defined below) upon exercise thereof and determined that the consideration for the Top-Up Shares is adequate;

  (6)
  took all actions necessary to ensure that no state "fair price", "moratorium", "control share acquisition" or similar anti-takeover statute or regulation, including Section 203 of the DGCL is applicable to the Merger or any of the other Transactions; and

  (7)
  approved the Second Amendment to Rights Agreement, which, among other things renders the Rights Agreement between Dollar Thrifty and Computershare Trust Company, N.A., as rights agent, dated as of May 18, 2011 and amended on February 17, 2012, inapplicable to the Offer, the Merger, the Merger Agreement and the other Transactions contemplated thereby.

        Accordingly, and for the other reasons described in more detail below, the Dollar Thrifty Board unanimously recommends that Dollar Thrifty's stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, vote in favor of the adoption of the Merger Agreement and approval of the Merger and the other Transactions.

        Copies of press releases and communications with employees disseminated by Dollar Thrifty relating to the Offer are filed as Exhibits (a)(6) through (a)(10) hereto and are incorporated herein by reference.

Background of the Offer

        The Dollar Thrifty Board has from time to time engaged with the senior management of Dollar Thrifty to review and discuss potential strategic alternatives, and has considered ways to enhance Dollar Thrifty's performance and prospects in light of competitive and other relevant developments. These reviews and discussions have focused on, among other things, the business environment facing the car rental industry generally and Dollar Thrifty in particular, as well as conditions in the automotive industry and the debt financing markets. These reviews have also included periodic discussions with respect to potential transactions, including potential transactions with Hertz and Avis Budget

Group, Inc., referred to as Avis Budget, that would further its strategic objectives and enhance stockholder value, and the potential benefits and risks of those transactions.

        Beginning in 2007, Hertz and Dollar Thrifty have held periodic discussions regarding a potential business combination transaction. These discussions culminated in the entry into a merger agreement by Hertz, Purchaser and Dollar Thrifty on April 25, 2010, which we refer to as the 2010 Merger Agreement. Pursuant to the 2010 Merger Agreement, Hertz agreed to acquire Dollar Thrifty for $41.00 per share of Dollar Thrifty common stock, consisting of an 80% cash / 20% Hertz common stock consideration mix.

        On July 28, 2010, Avis Budget sent a letter to Dollar Thrifty offering to acquire Dollar Thrifty for $39.25 in cash and 0.6543 shares of Avis Budget stock (then valued at $7.25) per share.

        On August 3, 2010, Dollar Thrifty notified Avis Budget that Avis Budget's offer did not satisfy all of the prongs of the "Superior Proposal" requirement under the 2010 Merger Agreement.

        On September 2, 2010, Avis Budget issued a press release announcing that it had increased the cash portion of its offer from $39.25 to $40.75 per share.

        On September 3, 2010, Mr. Mark Frissora, Chairman and Chief Executive Officer of Hertz called Mr. Scott Thompson, Chairman of the Dollar Thrifty Board and President and Chief Executive Officer of Dollar Thrifty, to ask Dollar Thrifty to postpone its special meeting to permit Dollar Thrifty stockholders to make a more informed decision based upon potential developments in the review by the Federal Trade Commission, which we refer to as the FTC, of the transactions contemplated by the 2010 Merger Agreement and a potential alternate transaction with Avis Budget. Mr. Thompson responded that while he would raise Mr. Frissora's request with the Dollar Thrifty Board, he believed such a postponement was not necessary and that Hertz should consider an increase in the merger consideration to reflect what Mr. Thompson maintained was a material increase in the value of Dollar Thrifty's business since the execution of the 2010 Merger Agreement and, thereby, to increase the likelihood of approval of the merger by Dollar Thrifty's stockholders. Following discussions with the Dollar Thrifty Board, Mr. Thompson advised Mr. Frissora that Dollar Thrifty would not change the date of its special stockholder meeting.

        On September 10, 2010, Hertz, Purchaser and Dollar Thrifty entered into an amendment to the previously executed 2010 Merger Agreement. The amendment provided for a $10.80 increase in the per share cash merger consideration to an amount that, when taken together with the 0.6366 of a share of Hertz common stock and the special dividend per share amount contemplated by the 2010 Merger Agreement, would have a value of $50.00 per share of Dollar Thrifty common stock, based on the closing price of the Hertz common stock on September 10, 2010. On September 13, 2010, Hertz and Dollar Thrifty issued a joint press release announcing the amendment.

        On September 23, 2010, Avis Budget announced that it was increasing the cash portion of its offer from $40.75 to $45.79 per share (which would include the proceeds of a pre-closing special dividend to be paid by Dollar Thrifty consistent with its previous proposal). Avis Budget further expressed a willingness to pay a higher price in the absence of the break-up fee agreed between Hertz and Dollar Thrifty.

        On September 24, 2010, Hertz affirmed that its offer to acquire Dollar Thrifty at a purchase price equivalent to $50.25 (based on the then-current value of Hertz common stock and including the special per share amount) was Hertz's best and final offer.

        On September 27, 2010, Avis Budget sent a letter to Dollar Thrifty setting forth, among other things, its proposal that (i) Dollar Thrifty delay its upcoming stockholder meeting until December 30, 2010, in which case Avis Budget would commit to continue to diligently pursue antitrust clearance for its transaction through the end of 2010 and (ii) that if Dollar Thrifty is unable or unwilling to delay the stockholder meeting and Dollar Thrifty stockholders do not approve the Hertz transaction at the September 30 meeting, Avis Budget would commit to commence an exchange offer at its most recent offer price no later than 10 business days after the stockholder meeting.

        Avis Budget issued a press release containing the text of the letter contemporaneously with its transmission to Dollar Thrifty. On the same day, the Dollar Thrifty Board met to discuss the letter. Following the meeting of the Dollar Thrifty Board, and at the direction of the Dollar Thrifty Board, Mr. Thompson contacted Mr. Frissora and informed him that Dollar Thrifty would not postpone the special meeting. Also on September 27, 2010, the Dollar Thrifty Board publicly reaffirmed its recommendation that holders of Dollar Thrifty common stock vote to approve the 2010 Merger Agreement, acknowledging that the Avis Budget proposal offered greater consideration per share of Dollar Thrifty common stock, but stating that Avis Budget did not demonstrate to the Dollar Thrifty Board's satisfaction that its proposed transaction could be completed in a timely manner and that it would adequately protect Dollar Thrifty stockholders in the event that Avis Budget is unable to obtain required regulatory approvals.

        On September 29, 2010, Hertz announced that if the Dollar Thrifty stockholders did not approve the 2010 Merger Agreement at the special meeting on September 30, 2010, Hertz would immediately terminate the 2010 Merger Agreement, end all efforts to acquire Dollar Thrifty, stop the process of selling its Advantage business and withdraw its antitrust application from the FTC.

        Avis Budget thereafter announced that if Dollar Thrifty stockholders did not approve the Hertz merger at the Dollar Thrifty special meeting on September 30, 2010, Avis Budget would: (i) continue to pursue actively the acquisition of Dollar Thrifty, including commencing an exchange offer no later than 10 business days after the meeting; (ii) continue to pursue actively antitrust clearance; (iii) commit to sign the merger agreement previously provided, with an additional provision to assure that Hertz honors the commitments made in its statement; and (iv) agree to pay a $20 million reverse termination fee in the merger agreement with Dollar Thrifty.

        On September 30, 2010, prior to the commencement of the special meeting of Dollar Thrifty stockholders, representatives of Dollar Thrifty indicated to representatives of Hertz that Dollar Thrifty would be willing to postpone the meeting until December 2010 if Hertz were to reduce the amount of its termination fee and waive its right to match competing offers. The Hertz representatives declined the offer, noting that Hertz was not inclined to continue pursuing the divestiture of Advantage without having first obtained the approval of the Dollar Thrifty stockholders. Thereafter, at the special meeting of Dollar Thrifty stockholders, such stockholders did not approve the proposal to adopt the 2010 Merger Agreement.

        As a result, on October 1, 2010, Hertz terminated the 2010 Merger Agreement. Also, on October 1, 2010, Hertz withdrew its application under the HSR Act with the FTC and the Antitrust Division of the Department of Justice or DOJ.

        On October 5, 2010, Avis Budget and Dollar Thrifty issued a joint press release announcing their agreement to cooperate in their efforts to obtain antitrust clearance for Avis Budget's proposed acquisition of Dollar Thrifty and that, at the request of the Dollar Thrifty Board, Avis Budget would not be commencing an exchange offer at that time.

        On November 9, 2010, Mr. Thompson sent a letter to Mr. Ronald Nelson, the Chairman and Chief Executive Officer of Avis Budget, expressing the view that antitrust uncertainty remained a concern. He inquired whether Avis Budget planned to extend its commitment to explore a transaction through the end of the first quarter of 2011, and stated that otherwise Dollar Thrifty would need to reconsider its cooperation with respect to antitrust matters. Mr. Nelson responded by letter the same day, stating that Avis Budget planned to continue its efforts into the first quarter of 2011, and that it would refrain from commencing an exchange offer at the present time.

        On January 11, 2011, Dollar Thrifty and Avis Budget issued a joint press release providing an update regarding their cooperation efforts on antitrust matters. The press release noted that Avis Budget and Dollar Thrifty had presented to the FTC their jointly held view that a combination of Dollar Thrifty and Avis Budget would not reduce competition in the rental car industry, that both parties believed that substantial progress had been made in their discussions with the FTC and that both Dollar Thrifty and Avis Budget had notified the FTC of their intention to certify substantial compliance with its "Request for Additional Information and Documentary Materials," which we refer to as a second request, on a timetable that would require an official decision from the FTC by the end of March or early April. The press release also noted that the FTC's position with respect to the competitive issues regarding a Dollar Thrifty and Avis Budget combination remained uncertain and that there could be no assurance that any agreement regarding a business combination between Dollar Thrifty and Avis Budget could be reached.

        On February 17, 2011, Avis Budget announced that it had certified substantial compliance with the FTC's second request relating to Avis Budget's proposed acquisition of Dollar Thrifty.

        On February 24, 2011, Dollar Thrifty announced that it too had certified substantial compliance with the FTC's Second Request relating to the Avis Budget acquisition of Dollar Thrifty the previous day.

        On May 8, 2011, Mr. Frissora informed Mr. Thompson over the phone that Hertz intended to announce a cash/stock exchange offer for Dollar Thrifty common stock the next day. Mr. Frissora discussed the Hertz proposal and Hertz's commitment to the proposed transaction. Mr. Frissora also explained to Mr. Thompson that Hertz was seeking a friendly and cooperative transaction and requested that Dollar Thrifty cooperate with Hertz regarding antitrust matters. Prior to that conversation, Hertz and Dollar Thrifty had not held any conversations regarding an acquisition of Dollar Thrifty by Hertz since the termination of the 2010 Merger Agreement.

        On May 9, 2011, Hertz filed its registration statement on Form S-4 with the SEC and filed a press release announcing its intent to commence an exchange offer at a price per share of Dollar Thrifty common stock of (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of Hertz common stock, and to consummate a second-step merger following completion of the proposed exchange offer. Also on May 9, 2011 Mr. Frissora sent a letter to Mr. Thompson confirming that Hertz was looking forward to proceeding on a consensual basis with the support of the Dollar Thrifty Board. The letter also described Hertz's offer and FTC process.

        Also on May 9, 2011, representatives of Dollar Thrifty's outside legal advisor, Cleary Gottlieb Steen & Hamilton LLP, which we refer to as Cleary, spoke with representatives of Hertz's outside legal advisor, Cravath Swaine & Moore LLP, which we refer to as Cravath, by telephone. In this conversation, the Cravath representatives reiterated Hertz's intention to pursue a cooperative transaction with Dollar Thrifty and that the primary reasons for pursuing an exchange offer at that time were to demonstrate their seriousness to Dollar Thrifty stockholders and the FTC. The Cravath representatives also reiterated Hertz's request that Dollar Thrifty cooperate with Hertz regarding antitrust matters. During the course of this conversation, the Cleary representatives explained that Dollar Thrifty's willingness to cooperate with Hertz regarding antitrust matters may be conditioned upon Hertz's waiver of its right to receive a termination fee under the 2010 Merger Agreement in the event that Dollar Thrifty enters into an agreement with respect to, or consummates, a business combination with any party other than Hertz prior to the one-year anniversary of the termination of the 2010 Merger Agreement. The representatives of Cravath responded that they did not believe Hertz would be willing to agree to such a waiver.

        Also on May 9, 2011, Dollar Thrifty issued a press release announcing that the Dollar Thrifty Board would review and consider Hertz's offer and related statements in accordance with its fiduciary duties to Dollar Thrifty stockholders and that Dollar Thrifty stockholders were advised to take no action pending the Dollar Thrifty Board's review of the exchange offer.

        On May 10, 2011, the Dollar Thrifty Board, together with members of Dollar Thrifty's senior management and representatives of Cleary and of J.P. Morgan Securities LLC, referred to as J.P. Morgan, and Goldman, Sachs & Co., referred to as Goldman Sachs and, together with J.P. Morgan, as Dollar Thrifty's financial advisors, held a telephonic meeting to consider the terms of Hertz's proposed exchange offer. At the meeting, representatives of Cleary reviewed the Hertz offer and related legal matters with the Dollar Thrifty Board. The Dollar Thrifty Board discussed the proposed exchange offer, including, among other topics, the offer price in light of Dollar Thrifty's then-current trading price and the uncertainty surrounding antitrust regulatory clearance and other potential strategic options. Dollar Thrifty's financial advisors reviewed certain financial metrics relevant to the exchange offer with the Dollar Thrifty Board. The Dollar Thrifty Board then discussed several matters, including (i) Hertz's request that Dollar Thrifty cooperate with respect to antitrust matters; (ii) Hertz's right to collect a termination fee under the 2010 Merger Agreement under certain circumstances; (iii) the status and anticipated timing of an antitrust clearance process for each of Avis Budget and Hertz; (iv) possible recommendations to stockholders regarding the Hertz offer and (v) the possibility of adopting a stockholder rights plan or "poison pill" to ensure that the Dollar Thrifty Board and stockholders have a full and fair opportunity to consider any proposals and alternatives thereto, without the undue influence that may result if one or more holders are permitted to accumulate significant positions in the Dollar Thrifty common stock. During the course of this discussion, the Dollar Thrifty Board discussed whether Dollar Thrifty's cooperation with Hertz's efforts to obtain antitrust clearance should be made expressly subject to Hertz's waiver of its right to receive a termination fee under the 2010 Merger Agreement, and determined that it would be in the best interests of Dollar Thrifty stockholders for Dollar Thrifty to cooperate with Hertz regardless of whether Hertz waived such right. The Dollar Thrifty Board instructed the Cleary representatives to proceed accordingly with their counterparts at Cravath. The Dollar Thrifty Board also instructed the Cleary representatives to prepare an updated draft of the stockholder rights plan that the Dollar Thrifty Board had previously considered in August 2009.

        On May 11, 2011, a representative of Cleary spoke by telephone with a representative of Cravath and formally requested that Hertz waive its right to receive a termination fee under the 2010 Merger Agreement in exchange for Dollar Thrifty's cooperation on antitrust clearance matters. The representative of Cravath responded that Hertz was absolutely unwilling to waive its rights to the termination fee under the 2010 Merger Agreement. Following further discussion of the matter, the Cleary representative informed the Cravath representative that Dollar Thrifty would cooperate with Hertz on antitrust matters notwithstanding Hertz's refusal to waive its right to a termination fee, in accordance with the determinations of the Dollar Thrifty Board on May 10, 2011.

        On May 12, 2011, Dollar Thrifty issued a press release announcing that Dollar Thrifty agreed to cooperate with Hertz with respect to Hertz's efforts to pursue regulatory clearance of its proposed acquisition of Dollar Thrifty.

        On May 18, 2011, the Dollar Thrifty Board, joined by members of Dollar Thrifty's senior management and representatives of Cleary and Dollar Thrifty's financial advisors, held a telephonic meeting to consider further a stockholder rights plan. In considering the stockholder rights plan, representatives of Cleary presented to the Dollar Thrifty Board a review of the Dollar Thrifty Board's fiduciary duties to the Dollar Thrifty stockholders and recent Delaware case law regarding such plans. Following consideration and discussion with representatives of Cleary and Dollar Thrifty's financial advisors, the Dollar Thrifty Board determined by unanimous vote to adopt the Rights Agreement between Dollar Thrifty and Computershare Trust Company, N.A., as rights agent, dated May 18, 2011. The Dollar Thrifty Board continued to discuss the regulatory uncertainty relating to antitrust approvals, and the importance of further developments in the antitrust approvals process. The Dollar Thrifty

Board determined to continue consideration of a recommendation following the commencement by Hertz of the exchange offer. Later that day, Dollar Thrifty issued a press release announcing the entry by Dollar Thrifty into the Rights Agreement.

        On May 27, 2011, the Dollar Thrifty Board, together with members of Dollar Thrifty's senior management and representatives of Cleary and Dollar Thrifty's financial advisors, held a telephonic meeting to further consider the terms of Hertz's proposed exchange offer and a potential response by the Dollar Thrifty Board to the proposed exchange offer. At the meeting, representatives of Cleary discussed certain legal issues, and Dollar Thrifty's financial advisors reviewed certain financial parameters relevant to the exchange offer with the Dollar Thrifty Board. The Dollar Thrifty Board then discussed several matters, including the status and anticipated timing of the antitrust regulatory clearance for each of Avis Budget and Hertz, and possible response by the Dollar Thrifty Board to the Hertz offer.

        On June 3, 2011, the Dollar Thrifty Board, joined by members of Dollar Thrifty's senior management and representatives of Cleary and Dollar Thrifty's financial advisors, held a telephonic meeting. At the meeting, representatives of Cleary reviewed a draft of the Schedule 14D-9 with respect to the exchange offer and certain related legal matters with the Dollar Thrifty Board. The Dollar Thrifty Board discussed the draft Schedule 14D-9, asked questions of Dollar Thrifty's senior management and representatives of Cleary, and determined to recommend that Dollar Thrifty's stockholders not tender their shares of Dollar Thrifty common stock pursuant to the offer at this time.

        On June 6, 2011, Dollar Thrifty filed its Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the exchange offer and announced that the Dollar Thrifty Board unanimously recommended that Dollar Thrifty stockholders not tender their shares pursuant to Hertz's then-outstanding exchange offer.

        On June 14, 2011, Avis Budget announced that it had entered into an agreement to acquire Avis Europe plc. In its press release announcing this transaction, Avis Budget made the following statement: "Avis Budget noted that it has made progress in its discussions with the Federal Trade Commission regarding its potential acquisition of [Dollar Thrifty]. While Avis Budget will continue to monitor the Dollar Thrifty situation, [Avis Budget's] focus squarely will be on completing and integrating the significant acquisition of Avis Europe."

        Later on June 14, 2011, the Dollar Thrifty Board, together with members of Dollar Thrifty's senior management and representatives of Cleary, held a telephonic meeting in which they discussed the status and anticipated timing of an antitrust clearance process for each of Avis Budget and Hertz as well as the potential impact on Dollar Thrifty of the Avis Budget/Avis Europe transaction announced that morning.

        On July 1, 2011, the Dollar Thrifty Board, together with members of Dollar Thrifty's senior management and representatives of Cleary and Dollar Thrifty's financial advisors, held a telephonic meeting to further consider the terms of Hertz's proposed exchange offer. At the meeting, Dollar Thrifty's financial advisors reviewed publicly available financial information relating to Avis Budget, its pending transaction with Avis Europe and Avis Budget's financial ability to complete a transaction with Dollar Thrifty following its acquisition of Avis Europe. Representatives of Cleary provided an update on the status of the antitrust review process being pursued by each of Hertz and Avis Budget.

        On July 11, 2011, Hertz announced that it would extend the expiration date of its exchange offer until August 5, 2011.

        On July 14, 2011, Hertz announced that it had filed a notification and report form under the HSR Act with the FTC and the DOJ relating to its then-outstanding exchange offer.

        Also on August 8, 2011, Hertz announced that it was extending the expiration date of its exchange offer until September 9, 2011.

        On August 15, 2011, the FTC issued a "second request" for additional information from Dollar Thrifty and Hertz in connection with Hertz's pending exchange offer.

        On August 19, 2011, the Dollar Thrifty Board, together with management and representatives of Cleary, held a telephonic meeting. At the meeting, the Dollar Thrifty Board approved sending a letter to Avis Budget and Hertz informing each that Dollar Thrifty intended to solicit each company's best and final proposal in October 2011 in an auction process. The text of the letter, which was sent to Avis Budget and Hertz on August 21, 2011, follows:

        Dear Ron and Mark:

          As you are aware, Dollar Thrifty has worked cooperatively with each of Avis Budget and Hertz for many months in an effort to obtain antitrust regulatory clearance for a possible business combination transaction. We understand that these efforts have been fruitful, and believe that each of Avis Budget and Hertz is well positioned to complete the regulatory process in a manner that would permit a combination to be completed with limited economic impact. We appreciate the efforts made by each of your companies as well as your continued interest in Dollar Thrifty.

          In light of the regulatory progress that has been made, we believe that it is time to ascertain whether a transaction can be accomplished with Avis Budget, Hertz or another party on terms that our Board of Directors determines are in the best interests of Dollar Thrifty and its shareholders. Accordingly, our Board has determined that it will solicit best and final definitive proposals for submission in early October. Based on the results of this process, we will consider what actions would be in the best interests of Dollar Thrifty and its shareholders. While the details of our process will be furnished separately by our financial advisors in the coming days, I wanted to provide each of you with advance notice in order to give your companies ample preparatory time in which to complete your regulatory efforts. As you can appreciate, in view of the unprecedented opportunity that each of Avis Budget and Hertz has had to assess and mitigate in advance the antitrust regulatory risks of a transaction with Dollar Thrifty, any proposal that requires our shareholders to assume any portion of such risk is unlikely to be acceptable to our Board or shareholders.

          Please do not hesitate to let me know if there are any questions.

        Very truly yours,

        /s/ Scott L. Thompson

        Dollar Thrifty issued a press release containing the text of the letter contemporaneously with its transmission to Avis Budget and Hertz.

        On September 6, 2011, J.P. Morgan on behalf of Dollar Thrifty sent a letter to each of Avis Budget and Hertz regarding the timing and procedures of their final written proposals for the potential business combination transaction with Dollar Thrifty.

        On September 9, 2011, Hertz issued a press release announcing it was extending the expiration date of its exchange offer to November 1, 2011.

        On September 14, 2011, Avis Budget publicly announced that, although it had made significant progress toward obtaining U.S. regulatory clearance for the acquisition of Dollar Thrifty and it believed that such regulatory clearance could be obtained, Avis had decided not to pursue a transaction at that time in light of the then-current market conditions.

        On September 16, 2011, the Dollar Thrifty Board, together with members of Dollar Thrifty's senior management and representatives of Cleary, held a telephonic meeting to consider Avis Budget's announcement that it would not participate further in the bidding process. At the meeting, representatives of Cleary also provided an update on the status of the antitrust review.

        On September 22, 2011, the Dollar Thrifty Board, together with members of Dollar Thrifty's senior management and representatives of Cleary and Dollar Thrifty's financial advisers, held a meeting. At the meeting, representatives from Dollar Thrifty's financial advisors, reviewed certain financial metrics with respect to Hertz's exchange offer. Representatives of Cleary then discussed with the Dollar Thrifty Board certain key terms of a form of merger agreement to be sent to parties expressing an interest in making a proposal to acquire Dollar Thrifty. The Dollar Thrifty Board approved the form of merger agreement, and then discussed potential alternative transactions, including a stock repurchase program. At this meeting, the Dollar Thrifty Board approved an increase in the amount of repurchases under Dollar Thrifty's share repurchase program from $100 million to $400 million.

        On September 26, 2011, Dollar Thrifty sent the approved form of merger agreement to Hertz.

        On October 7, 2011, Mr. Frissora contacted Mr. Thompson by telephone to inform him that Hertz would not be submitting a definitive proposal by the October 10, 2011 final bid date set forth in Dollar Thrifty's letters to Hertz and Avis Budget of September 6, 2011. However, Mr. Frissora reaffirmed Hertz's commitment to pursuing an acquisition of Dollar Thrifty and stated that its goal was to obtain antitrust regulatory clearance by the end of 2011.

        On October 7, 2011, the Dollar Thrifty Board, together with members of Dollar Thrifty's senior management and representatives of Cleary, held a telephonic meeting. At the meeting, the Dollar Thrifty Board discussed the October 10, 2011 deadline for submitting final proposals and Dollar Thrifty's options for moving forward in the event that no acceptable proposals were received, in particular the details of a possible substantial share repurchase program.

        On October 10, 2011, as of the close of business, Dollar Thrifty had not received a definitive proposal from any potential purchaser regarding a potential business combination transaction.

        On October 11, 2011, Dollar Thrifty issued a press release announcing that it had formally concluded its process to solicit definitive proposals regarding a potential business transaction, that no definitive proposals had been received from potential purchasers before the October 10 final bid date, and that it had suspended all other activities related thereto.

        On October 27, 2011, Hertz announced that it was withdrawing its exchange offer to acquire all outstanding shares of Dollar Thrifty common stock.

        On November 1, 2011, in connection with Dollar Thrifty's third quarter earnings announcement, Dollar Thrifty announced that it would execute a Forward Stock Repurchase Agreement for $100 million worth of common stock over a three-month period, commencing on or around November 7, 2011, in connection with the previously announced stock repurchase plan for up to $400 million of Dollar Thrifty common stock.

        On February 17, 2012, the Dollar Thrifty Board, joined by members of Dollar Thrifty's senior management and representatives of Cleary, held a telephonic meeting to consider an amendment to the stockholder rights plan to extend the expiration date thereof to May 30, 2013. Following a discussion regarding the Dollar Thrifty Board's fiduciary duties under Delaware law, the Dollar Thrifty Board determined by unanimous vote to adopt the amendment.

        On March 8, 2012, Mr. Thompson met with Mr. Nelson. During the meeting, Mr. Nelson did not express any interest in making a proposal with respect to a transaction with Dollar Thrifty.

        On April 2, 2012, the Dollar Thrifty Board met, together with representatives of Cleary and Dollar Thrifty's financial advisors, to discuss strategic alternatives for Dollar Thrifty.

        On April 5, 2012, representatives of Cleary, on behalf of Dollar Thrifty, sent a letter to the staff of the FTC in connection with Hertz's proposed consent order relating to Hertz's intention to acquire shares of Dollar Thrifty common stock. The letter asserted the view that it was improper under the HSR Act for the FTC to review a hypothetical transaction. Cleary also expressed concern that finalizing and approving a consent order without disclosing the draft consent order to Dollar Thrifty and consulting with Dollar Thrifty about its terms would prevent the FTC from making a fully informed decision, and hinder Dollar Thrifty's ability to prepare for the announcement of a consent order relating to a hypothetical transaction that might never occur.

        On May 16, 2012, Mr. Frissora and Mr. Thompson spoke by telephone. During the course of this discussion, Mr. Thompson explained that Dollar Thrifty was not for sale, but that if Hertz wished to re-engage with Dollar Thrifty regarding a potential transaction, Hertz should present a fully packaged deal, including an offer letter and draft merger agreement, and that if Hertz's price and draft merger agreement were within an acceptable range, Dollar Thrifty would re-engage. Mr. Thompson also explained that in light of his fiduciary duties under applicable law, Dollar Thrifty would inform Avis Budget of any offer by Hertz so that Avis Budget would have an opportunity to make a competing bid. Prior to that conversation, Hertz and Dollar Thrifty had not had any conversations regarding an acquisition of Dollar Thrifty by Hertz since the termination of Hertz's 2011 exchange offer.

        Mr. Frissora and Mr. Thompson again spoke by telephone on May 24, 2012. Mr. Frissora updated Mr. Thompson on the status of Hertz's efforts to obtain antitrust clearance from the FTC for an acquisition of Dollar Thrifty and indicated that Hertz's board of directors had instructed Mr. Frissora to wait until the recommendation had been sent by the FTC staff to the commissioners before contacting Mr. Thompson to have substantive discussions regarding a potential transaction.

        On May 31, 2012, Mr. Frissora called Mr. Thompson to discuss the FTC approval process for Hertz's sale of its Advantage business and the potential timing for the approval and sale.

        On June 29, 2012, Mr. Frissora and Mr. Thompson spoke by telephone. Mr. Frissora provided Mr. Thompson with an update on Hertz's efforts to obtain antitrust clearance from the FTC for an acquisition of Dollar Thrifty and reiterated that Hertz would not be willing to re-engage with Dollar Thrifty regarding a potential transaction until shortly before it expected to receive antitrust clearance. Mr. Thompson explained that he believed it would be preferable for Hertz to engage sooner. Mr. Thompson also explained to Mr. Frissora that, in terms of valuation, Dollar Thrifty was less focused on its current share price and placed a greater emphasis on its standalone value and projections.

        On July 18, 2012, Mr. Thompson and Mr. Nelson met in New York to discuss the possibility of a business combination transaction between Dollar Thrifty and Avis Budget. Mr. Nelson did not express any interest in making a proposal with respect to a transaction with Dollar Thrifty.

        Also on July 18, 2012, representatives of Cleary, on behalf of Dollar Thrifty, sent letters to the commissioners of the FTC in connection with the FTC's review of Hertz's proposed consent order relating to Hertz's intention to acquire shares of Dollar Thrifty common stock. The letters re-emphasized the concerns set out in the letter of April 5, 2012. Cleary further asserted that finalizing and approving a consent order prior to the parties coming to a definitive agreement would have similar harms to those discussed in the April 5 letter. Thereafter, on July 26, 2012, representatives of Cleary met with officials of the FTC to reiterate these concerns. Shortly thereafter, Hertz and Dollar Thrifty began discussions that led to the Merger Agreement and the concerns expressed by Dollar Thrifty became moot.

        On July 25, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Thompson explained that he believed that it would likely help ensure antitrust clearance if Hertz and Dollar Thrifty entered into a merger agreement before the commissioners of the FTC were asked to vote on the matter. Mr. Thompson also told Mr. Frissora that Dollar Thrifty's expectations regarding valuation had not changed even though Dollar Thrifty's stock price had recently decreased.

        On August 1, 2012, in connection with Dollar Thrifty's second quarter earnings announcement, Mr. Thompson noted on the Dollar Thrifty earnings conference call that neither Hertz nor any other company had put forward an offer during 2012 to purchase Dollar Thrifty, despite persistent press reports about commitments Hertz has made to the FTC to divest certain of Dollar Thrifty's assets in the context of a hypothetical transaction. Mr. Thompson noted that those reports had created uncertainty for its employees and business partners, and that Dollar Thrifty had communicated its concerns regarding these reported divestiture commitments to senior officials at the FTC. Mr. Thompson further noted that after three years of merger-related activity and speculation, it was time for a compelling offer to be made or for this process to come to a close so that Dollar Thrifty could move forward under its stand alone plan without the constant distraction of merger speculation.

        Later on the same day, Mr. Frissora informed Mr. Thompson by telephone that, as previously requested by Mr. Thompson, Hertz was prepared to engage with Dollar Thrifty to begin discussing an acquisition of Dollar Thrifty by Hertz, but that Hertz would only engage with Dollar Thrifty prior to receiving FTC clearance if Dollar Thrifty would agree that for a two-week period it would not engage in any discussions with other potential bidders regarding a potential transaction prior to entering into a merger agreement with Hertz. Mr. Frissora explained that in exchange for Dollar Thrifty agreeing not to engage in such discussions, Hertz would be willing to include a "go-shop" provision in the merger agreement which would allow Dollar Thrifty, for a two-week period following entry into a merger agreement by Hertz and Dollar Thrifty, to solicit and initiate discussions with third parties regarding a potential transaction. Later in the day on August 1, 2012, representatives of Cravath and representatives of Cleary discussed the proposal Mr. Frissora had made to Mr. Thompson and finalized the language which would be included in the confidentiality agreement to be entered into by Hertz and Dollar Thrifty.

        On August 2, 2012, Dollar Thrifty and Hertz executed a confidentiality agreement that included an exclusivity period. The confidentiality agreement provided that, during the exclusivity period, Dollar Thrifty would not (i) solicit or initiate, seek, participate in or otherwise knowingly encourage or knowingly take any action to facilitate the submission of, any expression of interest, inquiry, proposal or offer from any third party relating to a business combination transaction or (ii) knowingly participate in any negotiations or discussions with any third party regarding, or furnish any nonpublic information to any third party with respect to, or otherwise pursue, enter into, accept or consummate, any proposed business combination transaction involving any third party. Dollar Thrifty further agreed to terminate or suspend any then existing negotiations with any third party regarding a business combination transaction during the exclusivity period. The agreement provided that the exclusivity period would run from August 2, 2012 until terminated by either Hertz or Dollar Thrifty, provided that neither party could terminate the exclusivity period until August 16, 2012.

        Also on August 2, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Frissora informed Mr. Thompson that Hertz would be submitting a non-binding indication of interest to acquire all of the shares of Dollar Thrifty common stock for $80.00 per share in cash. Mr. Frissora also provided Mr. Thompson with an update on the status of Hertz's efforts to obtain antitrust clearance from the FTC for the proposed transaction. On that same day, following the discussion between Mr. Frissora and Mr. Thompson, Hertz submitted to Dollar Thrifty a letter, which described its non-binding indication of interest to acquire all of the shares of Dollar Thrifty common stock for $80.00 per share in cash. Hertz stated that its proposal was subject to satisfactory due diligence but was not subject to any financing condition or contingency. Along with its non-binding indication of interest, Hertz delivered a draft merger agreement to Dollar Thrifty.

        The text of Hertz's non-binding indication of interest follows:

        Dear Scott:

          As you and I discussed earlier today, Hertz is pleased to submit a proposal to acquire all of the outstanding shares of Dollar Thrifty Automotive Group, Inc. for $80.00 per share in cash. This proposal provides a very full valuation of Dollar Thrifty and a compelling transaction for your shareholders, representing:

    •
    An equity value of $2.4 billion and an enterprise value of $2.1 billion, or 7.0x the mid-point of Dollar Thrifty's 2012 EBITDA guidance and 7.3x Dollar Thrifty's 2013 EBITDA consensus estimate.

    •
    A premium of approximately 30%-40% to Dollar Thrifty's best case unaffected share price of $60.00-$65.00 (assuming no premium on Dollar Thrifty's cash balance).

    •
    An extremely high premium to the cost basis of the large majority of your shareholders.

    •
    A very substantial sharing of the value of the synergies expected to result from this transaction.

    •
    Please see the enclosed schedule for additional information regarding valuation.

          As we have discussed, Hertz has made significant progress towards obtaining antitrust clearance. We have entered into definitive agreements for the divestiture of our Advantage business with the potential buyer and have made substantial progress in our discussions with the Federal Trade Commission staff.

          We have included with this letter a merger agreement reflecting our proposal. The proposal is subject to satisfactory due diligence which would be customary for a public company transaction of this type, and would be confirmatory in nature. It is not subject to any financing condition or contingency.

          As you and I discussed, we and our advisors are prepared to immediately engage with Dollar Thrifty and its advisors to finalize the definitive documentation and complete confirmatory due diligence in parallel. I am available to speak with you at any time as we work together to deliver superior value to our respective stockholders.

        Sincerely,

        /s/ Mark P. Frissora

        On August 3, 2012, representatives of Cleary, Cravath and Jones Day, antitrust counsel to Hertz, held telephonic conversations regarding the proposed consent order that Hertz had submitted to the FTC with respect to its divestiture of its Advantage business, and Hertz, Dollar Thrifty and their respective legal counsel entered into a joint defense agreement.

        On August 4, 2012, the Dollar Thrifty Board met, together with Dollar Thrifty's senior management and representatives of Cleary and Dollar Thrifty's financial advisors, to discuss, among other things, Hertz's new indication of interest. At the meeting, the Dollar Thrifty Board heard presentations from Dollar Thrifty's senior management and representatives of Dollar Thrifty's financial advisors and Cleary. Mr. Thompson updated the Dollar Thrifty Board on the current business outlook and operations of Dollar Thrifty, as well as on his recent conversation with Mr. Frissora. Representatives of Cleary advised the Dollar Thrifty Board on its fiduciary duties to Dollar Thrifty stockholders and discussed with the Dollar Thrifty Board what they had been advised by Jones Day concerning Hertz's interactions with the FTC, which was followed by a review of the terms of the proposed merger agreement. Dollar Thrifty's financial advisors led the board in a discussion of the valuation materials prepared with respect to Hertz's offer of $80.00 per share. The Dollar Thrifty Board discussed the proposed terms of the merger agreement, including a proposed termination fee in the amount of 4% of the equity value of the transaction that would be payable by Dollar Thrifty in certain circumstances involving the making of a competing proposal, the absence of any "reverse termination fee" that would be payable by Hertz if antitrust approvals were not obtained, the inclusion of a 14 day "go-shop" period, which would allow Dollar Thrifty to actively solicit competing acquisition proposals in the two weeks after signing a definitive agreement, and the proposed treatment of Dollar Thrifty employees and their compensation in the transaction. Also discussed were the terms of the proposed FTC consent order and Advantage divestiture agreement. In addition, the Dollar Thrifty Board noted and discussed the fact that an acquisition of Dollar Thrifty for cash consideration would be highly accretive to the earnings per share of Hertz common stock at prices as high as $101 per share, assuming annual transaction synergies ranging from $0 to $200 million. The Dollar Thrifty Board determined that the proposed offer price, as well as the aforementioned terms of the Merger Agreement, were inadequate and directed Mr. Thompson so to advise Hertz.

        On August 5, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Thompson explained to Mr. Frissora that he had discussed Hertz's offer with the Dollar Thrifty's Board and that the Dollar Thrifty Board had determined that Hertz's offer was inadequate. Mr. Thompson suggested, and Mr. Frissora agreed, that representatives of Hertz and Dollar Thrifty should meet in person to discuss their respective views on valuation. Later in the day on August 5, 2012, representatives of Cravath and representatives of Cleary discussed the draft merger agreement.

        On August 7, 2012, representatives of Cravath and representatives of Cleary had further discussions regarding the draft merger agreement.

        On August 8, 2012, Mr. Frissora and Elyse Douglas (Chief Financial Officer of Hertz) met with Mr. Thompson and H. Clifford Buster III (Senior Executive Vice President, Chief Financial Officer and Treasurer of Dollar Thrifty). During this meeting, the representatives of Dollar Thrifty and Hertz discussed their respective views on the value of Dollar Thrifty. Mr. Thompson provided the representatives of Hertz with materials explaining the Dollar Thrifty Board's valuation of Dollar Thrifty (see Item 4—"Dollar Thrifty Unaudited Prospective Financial Information") and indicated that any revised offer from Hertz would need to start with a "9" (that is, would be at least $90 per share). During the course of this meeting, in response to a request from Mr. Thompson whether the merger consideration could include a stock component, Mr. Frissora indicated that up to 10-15% of the merger consideration could be composed of Hertz stock if it was absolutely critical to reaching an agreement. Also, during the course of this meeting the representatives of Dollar Thrifty and Hertz discussed the process for receiving FTC clearance for the transaction. Mr. Thompson stated that Dollar Thrifty wanted Hertz to agree to pay a break-up fee if the proposed transaction did not close for reasons related to the failure of the transaction to receive FTC clearance. In response, Mr. Frissora stated that Hertz did not believe that such a break-up fee was appropriate in these circumstances.

        Later in the day on August 8, 2012, representatives of Lazard Frères & Co. LLC, referred to as Lazard, Barclays Capital Inc., referred to as Barclays and Bank of America Merrill Lynch, referred to as BofA Merrill Lynch and, collectively with Lazard and Barclays, as "Hertz's financial advisors", discussed the Dollar Thrifty valuation materials with representatives of Dollar Thrifty's financial advisors.

        On August 9, 2012, Mr. Frissora and Mr. Thompson spoke by telephone. Mr. Frissora explained to Mr. Thompson that the valuation materials Dollar Thrifty had provided to Hertz on August 8, 2012 had not changed Hertz's views on valuation, but that Hertz would consider changing its views on valuation based on its review of Dollar Thrifty's forward looking business plan. Mr. Frissora also told Mr. Thompson that he would need additional information from Dollar Thrifty to arrive at a revised offer. Mr. Thompson also agreed to provide Hertz with certain requested diligence materials, including Dollar Thrifty's forward looking business plan and cash balances.

        Later in the day on August 9, 2012, Dollar Thrifty provided Hertz with prospective financial information of Dollar Thrifty for the fiscal years ending 2012 through 2014, and on August 10, 2012, representatives of Hertz and Dollar Thrifty participated in diligence calls.

        On August 12, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Frissora told Mr. Thompson that Hertz would be willing to increase its offer to $84.00 per share in cash if Dollar Thrifty would agree to a negotiated transaction. Mr. Frissora also told Mr. Thompson that Hertz would not agree to a breakup fee, but that Hertz would be willing to agree to reimburse Dollar Thrifty for up to $5 million of expenses incurred after the entry into a merger agreement if the proposed transaction did not close for reasons related to the failure of the transaction to receive FTC clearance. In addition to offering to reimburse certain expenses, Mr. Frissora told Mr. Thompson that Hertz would agree to include in the merger agreement a provision that would allow Dollar Thrifty to, subject to certain conditions, terminate the merger agreement if it reasonably determined in good faith that the FTC was unlikely to approve the transaction. During this discussion, Mr. Thompson again asked Mr. Frissora whether Hertz was prepared to include its own stock as part of the consideration and Mr. Frissora stated that Hertz's stock was materially undervalued and Hertz would consider such a request from Dollar Thrifty if it was absolutely critical to reaching an agreement and would likely reduce the overall merger consideration. Mr. Thompson told Mr. Frissora that he would discuss Hertz's proposal with the Dollar Thrifty Board.

        Shortly after their conversation, Cravath provided a revised draft merger agreement to Cleary. Later on August 12, 2012, the Dollar Thrifty Board, together with members of Dollar Thrifty's senior management and Dollar Thrifty's financial advisors and representatives of Cleary, met by telephone conference. At the meeting, the Dollar Thrifty Board discussed Hertz's revised proposal and the terms of the Hertz merger agreement. The Dollar Thrifty Board approved the making of a counteroffer of $93 per Dollar Thrifty share in cash or $90 per Dollar Thrifty share, consisting of $63 in cash and shares of Hertz common stock having a value of $27.

        On August 13, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Thompson informed Mr. Frissora that he had discussed Hertz's August 12 proposal with the Dollar Thrifty Board and its advisors, and had concluded that the revised offer was inadequate. The counteroffer approved by the Dollar Thrifty Board was conveyed in the form of a letter from Mr. Thompson to Mr. Frissora on August 13. The text of the letter follows:

        Dear Mark:

          This letter is in response to your call to me yesterday, in which you communicated Hertz's revised unsolicited proposal for the acquisition of all of the outstanding shares of Dollar Thrifty Automotive Group, Inc. for $84 per share in cash.

          After discussions with our Board of Directors and advisors, we have concluded that this offer is inadequate in light of the intrinsic value of Dollar Thrifty as well as the significant synergies that would accrue solely to Hertz and its stockholders in an all cash transaction.

          However, we would be willing to consider a proposal comprising either of the following alternative transaction structures:

    •
    An all cash transaction of $93 per share; or

    •
    A cash and stock transaction of $90 per share composed of $63 in cash and $27 in Hertz common shares (at a mutually agreed upon fixed exchange ratio).

          We believe that each of the transaction structures would comprise a highly compelling transaction for your shareholders. Under either structure, Hertz will be announcing a deal that:

    •
    Is more than 20 percent accretive to its shareholders at full run-rate cost synergies in the first full year of a deal;

    •
    Is at a lower multiple than the most recent transaction in the industry (Avis/Avis Europe) with far more synergies;

    •
    Does not significantly increase the financial leverage of Hertz; and

    •
    Provides significant opportunities for revenue growth on a global basis.

          Our proposed inclusion of a stock component in the merger consideration reflects our view that Hertz shareholders will have a strong, positive reaction to the announcement of a deal between our two firms. We believe that Hertz has been trading at a discount to its historical multiple largely due to the uncertainty around this combination. We would like our shareholders to benefit in part from the elimination of that uncertainty.

          We also have other comments and concerns about the revised form of merger agreement provided by your counsel. However, at this juncture, we think that our efforts are best focused on determining whether there are mutually acceptable commercial terms that can provide the basis for a transaction.

          This proposal is subject to satisfactory reciprocal diligence (similar to what Hertz was allowed to conduct with Dollar Thrifty over the past few days) including the receipt and review of detailed financial projections.

          We appreciate the hard work and perseverance that Hertz and its advisors have demonstrated to get in a position to make your most recent offer. We believe our proposal provides a compelling opportunity for both the Hertz and Dollar Thrifty shareholders and is truly a "win-win" transaction.

          As always, I am available to speak with you to provide greater detail about our proposal. I look forward to our continued discussions on this transaction.

        Sincerely,

        Dollar Thrifty Automotive Group, Inc.

        /s/ Scott L. Thompson

        Also on August 13, 2012, Dollar Thrifty received subpoenas and a Civil Investigative Demand that again sought certain information that the FTC had previously requested in its second request for information on August 15, 2011, and also sought investigational hearings with certain Dollar Thrifty employees. Dollar Thrifty is working to comply with the FTC's requests as promptly as possible.

        On August 14, 2012, Mr. Frissora contacted Mr. Thompson to discuss Dollar Thrifty's counterproposal. Following their conversation, Mr. Frissora sent a revised offer letter to Mr. Thompson, the text of which is below.

        Dear Scott:

          I am writing in response to your August 13 letter and to follow up on the discussion we had earlier today.

          As we discussed, we have a unique opportunity for Hertz and Dollar Thrifty to complete a friendly deal at a price that fully values Dollar Thrifty and delivers substantial value to its stockholders while at the same time representing a financially attractive transaction for Hertz and its shareholders. Multiple factors have created a limited window of opportunity to complete a mutually beneficial transaction, including:

    •
    The current operating environment

    •
    Pricing considerations in our industry

    •
    The current volatility in the equity markets

    •
    The slowing economy

    •
    The current state of the FTC process

          Because of these factors, I believe that it will be significantly more difficult for us to conclude a deal in the future. We have an important opportunity today, and I believe we owe it to our stockholders to seize it.

          I have reviewed the proposal included in your August 13 letter with my Board of Directors. We were extremely disappointed with your response to our revised offer to acquire Dollar Thrifty. Following our discussions and after reviewing the diligence and valuation materials you provided, we gave very careful consideration to our previous proposal and stretched to an $84 all cash offer. Our willingness to raise our offer price was a very serious effort by us to reach a deal. In light of that, your response of $90/$93 per share was quite surprising. It is outside a realistic range of value, and leaves us with a gap that we would not have, and could not have, anticipated.

          I want to again thank you for the diligence materials you provided. We closely evaluated your financial model and found some of your cash flow and balance sheet assumptions to be helpful to our analysis. That said, we believe certain key assumptions in the management forecast are inconsistent with current industry trends and Dollar Thrifty's historical performance. In particular, the 2013 revenue forecast of 2% Revenue per Day ("RPD") and 5% Transaction Day growth strikes us as optimistic. For example, Dollar Thrifty has achieved growth in both RPD and transaction days in the same quarter only once over the past five years, which was in the third quarter of 2010 when Dollar Thrifty achieved only 1.1% total rental revenue growth. In addition, the current RPD environment continues to be challenging, as evidenced by Dollar Thrifty's 3.9% decline in the most recent quarter and greater than a 1% decline in each quarter since the fourth quarter of 2010.

          We would further note that the SG&A forecast may be difficult to achieve as incentive compensation costs are not included in the 2013 forecast that we understand would be paid in 2012.

          It is also worth highlighting some of the significant costs we are going to experience with the divestiture package to satisfy FTC requirements. The divestiture of the Advantage brand and other airport locations will result in EBITDA loss exceeding $30 million in 2012, an amount that grows in future periods based on our anticipated growth for Advantage. Additionally, the sale itself will represent a loss of Hertz's initial investment.

          I would also point out Dollar Thrifty's valuation analyses assume multiples that are not consistent with current industry trading multiples and are more akin to historical cycle average multiples. These multiples are then applied to current EBITDA levels that are higher than historical averages. That approach is inconsistent. Our approach is consistent and applies current industry trading multiples to current EBITDA levels.

          We hope this additional information may allow you to better understand how we are analyzing the transaction.

          I also want to specifically address your request that Hertz agree to a reverse breakup fee. With the termination provisions and expense reimbursement provisions in our latest proposal, we have made material concessions that ensure you will not be in a materially different position than you are now if you were to execute the merger agreement. There is nothing left for which a reverse termination fee would compensate Dollar Thrifty, and therefore a reverse termination fee is unnecessary and would be inappropriate.

          My Board and I believe that your shareholders should, and would, be eager to accept our $84 offer based on the following:

    •
    The value created by the leveraged recapitalization alternative you have discussed with us does not come anywhere close to $84 per share

    •
    A sharing of more than $20 per Dollar Thrifty share of the value of the synergies expected to result from this transaction.

    •
    The overwhelming majority of your shareholders have cost bases well below $84 per share, and they have held their shares for far longer than they would have liked

    •
    Most of your shareholders are extremely focused on receiving the opportunity to sell their shares in a value maximizing transaction on a near term basis

          Simply put, our offer would be compelling to your shareholders because it is a great deal for them.

          As I told you, my Board of Directors has authorized me to take our offer directly to your shareholders if you and I cannot reach a deal on terms acceptable to the Board. I do not want to go in this direction, our companies and stockholders would be better served by a consensual transaction that fairly treats both sides, and if it is possible to reach an agreement on that basis, we should do everything possible to get there. Moreover, we believe that your shareholders will actually realize a better value if we conclude a friendly transaction than otherwise.

          I want to reaffirm our offer of $84 per share in cash as well as our commitment to completing a friendly transaction with Dollar Thrifty.

          Hertz's $84 per share offer provides a very full valuation of Dollar Thrifty and a compelling transaction for your shareholders, representing:

    •
    An enterprise value of $2.2 billion, or 6.8x the mid-point of Dollar Thrifty's 2012 EBITDA guidance and 7.3x Dollar Thrifty's 2013 EBITDA consensus estimate.

    •
    A premium of more than 45% to the mid-point of Dollar Thrifty's estimated unaffected share price of $60-$65 (assuming no premium on Dollar Thrifty's cash balance).

    •
    A transaction multiple of 7.3x Dollar Thrifty's 2013 EBITDA consensus estimate, which is at the high-end of the precedent transactions range.

          I believe that now is the time for us to reach a deal. I remain available to speak with you at any time as we work together to complete a transaction.

        Sincerely,

        /s/ Mark P. Frissora

        On August 15, 2012, the Dollar Thrifty Board held a telephonic meeting to discuss Hertz's letter and unanimously authorized Mr. Thompson to respond in writing with a counteroffer of $90 per share in cash or $88 per share, consisting of $70.40 in cash and $17.60 in Hertz shares (at a mutually agreed upon fixed exchange ratio). Dollar Thrifty also proposed that the Merger Agreement would contain termination and antitrust-related provisions equivalent to those contained in the 2010 merger agreement between the parties: equal termination fees and reverse termination fees of $44.6 million plus $5 million in expense reimbursement; an undertaking by Hertz to divest Advantage plus other assets representing 2009 revenues of $175 million, to the extent that such divestitures would exceed what is already envisaged by Hertz's proposed consent order with the Federal Trade Commission; and a December 31, 2012 "drop dead" date.

        On August 16, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. During this call, Mr. Thompson told Mr. Frissora that Dollar Thrifty would be willing to consider a proposal comprising either of the following alternative transaction structures: (i) an all cash transaction of $90.00 per share, or (ii) a cash and stock transaction of $88.00 per share composed of $70.40 in cash and $17.60 in Hertz common shares (at a mutually agreed upon fixed exchange ratio). Following this discussion, Dollar Thrifty sent Hertz a letter describing these proposals. In the letter, Mr. Thompson also described proposals relating to the termination fee and expense reimbursement payable to Dollar Thrifty in the event FTC clearance was not obtained. The text of the letter sent on August 16, 2012 follows.

        Dear Mark:

          I am writing in response to your letter dated August 14th and to follow up on the call that we had earlier today.

          We are in full agreement that there is strong strategic merit to a combination of Hertz and Dollar Thrifty and that a transaction can deliver substantial value to both of our shareholders. However, after discussions with both my Board of Directors and our financial and legal advisors, we remain unpersuaded that your all cash $84 per share proposal represents a full and fair value for 100% of the common stock of Dollar Thrifty. We also have significant remaining concerns about the other terms of the proposed merger agreement embodying your proposal.

          Furthermore, I am a bit mystified at your purported surprise at our counter-offer of $90/93. I thought that it was clear in our discussions that our Board of Directors would only accept a transaction in the $90s. The price that we put forward is consistent with a multitude of valuation methodologies as well as prices paid in other recent rental car transactions and trading multiples in the industry. As I noted in my previous letter, a transaction at that price is highly accretive to Hertz shareholders.

          We provided you with updated confidential financial forecasts in good faith in the belief that you were seeking a "friendly" transaction. As you know, this is not the first time we have provided confidential financial forecasts to Hertz in its efforts to acquire Dollar Thrifty. Every time I provide a financial forecast to Hertz or to our investors, we meet or exceed those forecasts. We take a great deal of pride at Dollar Thrifty in our ability to drive strong financial performance even during challenging operating environments. Although you noted some concerns about our projected RPD and Transaction Days, you neglected to mention that we were forecasting a sharp increase in our vehicle depreciation per month. In your second quarter earnings release, you spent a great deal of time educating your investors about the strong correlation between residual values/fleet costs and rental pricing. We are having trouble reconciling your public comments with the concerns you expressed about our financial forecasts.

          We do not share your gloomy assessment of the economy. Perhaps it is due to the different geographical areas and business segments in which we operate. We are not a business with meaningful exposure to Europe and do not have a material portion of our corporate EBITDA generated from the highly volatile equipment rental sector. Furthermore, we do not really compete in the corporate segment which has seen the most meaningful pricing pressure over the last several years. Finally, we believe that we have the most pristine balance sheet in the industry and are extremely well prepared financially to compete aggressively in even the most challenging economic environments. We believe these attributes, along with many others, partially explain the differences in the trading multiples that investors ascribe to our two companies.

          You have pointed out to me on several occasions that you believe Hertz stock is undervalued and that the multiple does not reflect a fair value of the earnings power of the business. That is why we are baffled that you would expect Dollar Thrifty's shareholders to sell 100% of their shares based on a depressed Hertz (or Avis) multiple. It is also ironic to us that you do not believe historical trading multiples are an appropriate way to value a rental car company.

          With regard to deal protection provisions, we are prepared to accept in substance your proposed "go-shop" construct, except that, in our view, the period in which a competing proposal must be made should be at least 30 days in length in order to be meaningful. In addition, Dollar Thrifty must be permitted to continue discussions following the go-shop period with any party that has submitted a competing proposal during such period. As previously noted, we also feel strongly that there must be a reasonable and customary remedy in the event that antitrust regulatory clearance is not ultimately obtained. While we acknowledge Hertz's efforts to date, by no means is such clearance a certainty, especially given its dependence on the separate agreement to divest Advantage and other assets. We think that it would be imprudent for us to announce an agreed transaction that does not contain contractual obligations and incentives for Hertz to follow through on the procurement of regulatory approval, and we do not believe that your proposed 20 day termination right provides us with any practical comfort.

          Notwithstanding your beliefs, it is not clear to me that our shareholders "should and would, be eager" to accept your offer of $84 of cash per Dollar Thrifty share once we have the opportunity to educate them on:

    •
    Our financial plan for 2013 and beyond to prudently grow our North American business and develop our overseas operations;

    •
    Our ability to return a great deal of cash to our shareholders either in the form of a meaningful stock repurchase (which would be a highly accretive transaction) or a one-time and/or annual dividend;

    •
    Our ability to invest our low earning cash balances in higher returning areas related to car rental;

    •
    Our belief in the significance of the cost synergies and revenue growth opportunities from a combination between Hertz and Dollar Thrifty; and

    •
    The ability to continue to invest in a management team that has created an enormous amount of shareholder value over the past four years with a stand-alone plan to continue on that path.

          Having said that, we also do not believe that yet another failed deal is in the best interests of either our shareholders or the broader car rental industry.

          I was surprised, and disappointed, to learn that your Board of Directors has authorized you to take an offer directly to my shareholders. We have always been willing to meet with your team (as well as other potential acquirers) and listen when an offer was put forward. Furthermore, we believe it will be impossible for Hertz to argue that our Board of Directors and management team has not demonstrated an unwavering commitment and track record of operational excellence and driving shareholder value.

          With that said, we agree that both of our companies and our shareholders would be well served by a consensual transaction that is fair to both sides. Thus, we are prepared to support a transaction for 100% of Dollar Thrifty shares that would provide our shareholders with either: $90 per share in cash; or $88 per share, consisting of $70.40 in cash and $17.60 in Hertz shares (at a mutually agreed upon fixed exchange ratio). We believe that this represents full and fair value for our shareholders. For Hertz shareholders, this proposed transaction would represent:

    •
    A highly accretive transaction;

    •
    A meaningful improvement in its strategic position both in North America and in international markets;

    •
    A pre-synergy multiple of 6.1x June 30, 2012 LTM EBITDA (at $88/share) and 6.3x June 30, 2012 LTM EBITDA (at $90/share); and a multiple of 6.8x management's 2012E EBITDA and 6.6x management's 2013E EBITDA (at $88/share) and 7.0x management's 2012E EBITDA and 6.8x management's 2013 EBITDA (at $90/share). This is consistent with both historical trading multiples as well as precedent transactions; and

    •
    A transaction that does not materially increase the leverage of Hertz such that it can continue to invest in its business.

          In addition, we propose that the merger agreement contain termination fee and antitrust-related provisions equivalent to those contained in our 2010 agreement: equal termination fees and reverse termination fees of $44.6 million plus $5 million in expense reimbursement; and an undertaking by Hertz to divest Advantage plus other assets representing 2009 revenues of $175 million, to the extent that such divestitures would exceed what is already envisaged by your proposed consent agreement with the Federal Trade Commission—as well as a December 31, 2012 "drop dead" date that would coincide with the termination date of the Advantage divestiture agreement. We trust you will agree that this represents a fair, reasonable and appropriate resolution of the issue. Hertz's unwillingness to agree to the very same undertakings to which it agreed at a time of much lesser regulatory certainty will clearly be viewed by us, our shareholders and the market as its seeking an option rather than a commitment to complete the transaction, a position that is unacceptable to our Board.

          We strongly agree that now is the time to reach a deal if one is to be done. We are willing to maintain our exclusivity agreement with Hertz through Monday, August 20th to complete work on a mutually acceptable merger agreement that addresses our key concerns with the revised form of merger agreement provided by your counsel.

          As I said on our earnings call, it is time for a compelling offer to be made or for this process to come to a close so that the company can move forward under its standalone plan without the constant distraction of merger speculation. I remain available to speak with you or meet in person to further discuss our proposal.

        Sincerely,

        DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

        /s/ Scott L. Thompson

        On August 17, 2012, Mr. Frissora called Mr. Thompson to respond to Dollar Thrifty's counteroffer by proposing a revised offer price of $86 per share, in cash, with a $44.6 million termination fee, consistent with that provided under the 2010 Merger Agreement, but with no reverse termination fee. Mr. Frissora subsequently sent Mr. Thompson the following letter.

        Dear Scott:

          I am writing in response to your August 16 letter and to follow up on the discussion we had yesterday.

          In the interest of moving constructively to complete a transaction, Hertz is prepared to increase our prior $84 per share offer to $86 per share in cash.

          I want to specifically address the other deal points raised in your August 16 letter. In the interest of reaching an agreement that is in the best interest of both of our shareholders, we are prepared to make material concessions on several of the points raised in your letter.

          Hertz will agree to the 30-day "go-shop" you requested. In addition, Hertz will agree to your request that Dollar Thrifty be permitted to continue discussions following the go-shop period with any party that has submitted a proposal during the go-shop period that is competitive as compared with the agreement with Hertz. We do not believe that these changes are necessary for your Board to fulfill its fiduciary duties, but rather than debate the issue, we will accommodate your requests in the interest of moving forward.

          With respect to the break-up fee payable to Hertz in connection with superior proposals and related circumstances, we will agree to your request with respect to the $44.6 million break-up fee plus $5 million in expense reimbursement. This is significantly lower than both our initial proposal of a 4% break-up fee (which would equal approximately $95.9 million) and the 3.5% break-up fee included in the deal we agreed to in 2010 (which, at an $86 per share deal price, would equal approximately $83.9 million). At 1.9% of the equity value of the transaction, we believe that this is a very material move on our part, especially given that the 3.5% break-up fee contained in the original merger agreement was approved by the Delaware Chancery Court and the 4% break-up fee we originally proposed is clearly permissible under Delaware law.

          We are very disappointed that the reverse break-up fee and other antitrust provisions remain open. Hertz's plan, which we were actively pursuing, was to obtain FTC clearance prior to negotiating a merger agreement so that there would be no need to have any discussions about these issues. We agreed to change this plan only after your repeated requests to commence negotiations prior to obtaining FTC clearance, and at no time prior to our acceding to your request did you indicate to us that these issues would be open.

          On the reverse break-up fee in particular, I have been clear since we began our discussions that this is not something Hertz is prepared to do. Reverse termination fees in merger agreements are intended to compensate a target for being "put in play" if there is a failed deal. There is no risk of that here—Dollar Thrifty is clearly in play regardless of whether we sign a merger agreement. To the extent that reverse termination fees are viewed as an incentive to the buyer to do everything possible to obtain FTC clearance, there can be no serious doubt in your mind about whether we are incentivized. We have worked intensely with the FTC, the Advantage buyer and airport authorities for ten months. The management time on the divestiture has been considerable and the expenses incurred by Hertz on this transaction now exceed $45 million. Against that backdrop, we are not inclined to add further financial exposure. Finally, the termination provisions and expense reimbursement provisions we have proposed ensure you will not be in a materially different position than you are now if you were to execute the merger agreement. There is nothing left for which a reverse termination fee would compensate Dollar Thrifty, and therefore a reverse termination fee is unnecessary and would not be appropriate.

          In addition, from the beginning of our discussions I have been clear that Hertz is not prepared to agree to undertake additional antitrust divestitures beyond that which we have already committed with the FTC. As you know, the divestiture package includes significant assets beyond Advantage, and reflects the outcome of extensive negotiations with the FTC staff. Agreeing to additional divestitures in the merger agreement would indicate to the FTC that we do not have confidence that the divestiture package addresses the issues the FTC staff has identified, and could easily result in a demand that additional assets be put into the package, which would destroy value for no reason. We are not prepared to agree to such an approach. We are, however, willing to agree to the December 31, 2012 "drop-dead" date you requested.

          One of the focal points of our ongoing discussions has been the proper multiple to use in calculating the value of Dollar Thrifty. Our $86/share all cash offer represents a 7.5x multiple based on 2013 consensus EBITDA. This is above the average Dollar Thrifty multiple of 6x since 2007 and well above the 5.8x multiple for the period prior to any deal announcement. And finally, it represents a 44% premium above the current Hertz and Avis average multiple. These multiples are reflected in the enclosed chart.

          We have made significant concessions on price and terms in order to bring our discussions to a conclusion in a way that is a win-win for both our companies and shareholders. Acceptance of our proposal will allow the parties to move forward to finalizing the merger agreement, obtaining FTC clearance and completing the transaction.

          I remain available to speak with you at any time.

        Sincerely,

        /s/ Mark P. Frissora

        Following receipt of Mr. Frissora's letter, the Dollar Thrifty Board held a telephonic meeting, together with Dollar Thrifty's senior management and representatives of Cleary and Dollar Thrifty's financial advisors to discuss Hertz's revised offer. During this meeting, Mr. Thompson described his telephone call with Mr. Frissora, and Dollar Thrifty's financial advisors discussed the valuation of Dollar Thrifty's stock. The Dollar Thrifty Board determined that the revised Hertz offer price was inadequate, and authorized Mr. Thompson to communicate to Mr. Frissora that Hertz's proposal remained unacceptable to the Dollar Thrifty Board and to propose either of (i) an all cash transaction of $89.00 per share or (ii) a cash and stock transaction of $87.00 per share composed of $69.60 in cash and $17.40 in Hertz common stock (at a mutually agreed upon fixed exchange ratio).

        Following the Dollar Thrifty Board's meeting, Mr. Frissora and Mr. Thompson again spoke by telephone. During this call, Mr. Thompson told Mr. Frissora that Dollar Thrifty would be willing to consider a proposal comprising either of the alternative transaction structures determined by the Dollar Thrifty Board. Mr. Frissora and Mr. Thompson discussed a deal protection structure in which neither party would be required to pay a break-up fee and that Hertz would not be required to take other actions to get FTC clearance for the proposed transaction, beyond those contemplated by the proposed consent order being discussed by Hertz and the FTC staff, unless such actions were de minimis.

        Later on August 17, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. During this call, Mr. Frissora told Mr. Thompson that Hertz was prepared to increase its offer from $86.00 per share to $86.50 per share in cash. Mr. Thompson responded that in his view the Dollar Thrifty Board would also find a proposal of $86.50 to be inadequate. Later in the call, Mr. Thompson told Mr. Frissora that Dollar Thrifty may be willing to consider an all cash transaction of $88.00 per share.

        Following these discussions and until the entry into the definitive merger agreement, representatives of Cravath and representatives of Cleary held discussions regarding the terms of the proposed transaction.

        On August 22, 2012, Mr. Thompson and Mr. Frissora again spoke by telephone. During this call, Mr. Frissora told Mr. Thompson that Hertz would be willing to propose an offer price of $87.00 in cash. Mr. Thompson responded that in his view, the Dollar Thrifty Board would not find $87.00 per share in cash to be adequate. After further discussion, Mr. Frissora told Mr. Thompson that Hertz would be willing to consider a proposal comprising either of the following alternative transaction structures: (i) an all cash transaction of $87.50 per share, or (ii) a cash and stock transaction of $86.50 per share consisting of 92.5% cash and 7.5% stock (at a mutually agreed upon fixed exchange ratio). Mr. Frissora told Mr. Thompson that these proposals constituted Hertz's best and final offer. Mr. Frissora also gave Mr. Thompson his view that the remaining differences between the parties in respect of the merger agreement could be resolved expeditiously. On the same day, representatives of Lazard contacted representatives of J.P. Morgan to communicate the same information, while representatives of Cravath contacted representatives of Cleary to discuss Hertz's revised offer and the remaining issues outstanding in regard to the merger agreement.

        The text of the letter received by Dollar Thrifty later that day follows.

        Dear Scott:

          This letter will confirm that Hertz has formally increased its offer to acquire Dollar Thrifty Automotive Group to $87.50 per share in cash or alternatively for $86.50 per share with 7.5% of the consideration payable in Hertz stock. I believe that either formulation represents a compelling offer for the Dollar Thrifty shareholders. Our offer of $86.50 with a stock component can deliver value to your shareholders as follows:

Value of $86.50 Offer with 7.5% Stock Consideration

Hertz Share Price Increase	$2	$3	$4	$5
Implied Value of Hertz Offer	$87.53	$88.04	$88.56	$89.07

          In addition to the foregoing our $87.50 all cash offer represents a 7.7x multiple based on 2013 consensus EBITDA. This is above the average Dollar Thrifty multiple of 6x since 2007 and well above the 5.8x multiple for the period prior to any deal announcement. And finally, it represents a 52% premium above the current Hertz and Avis average multiple.

          This proposal represents Hertz's last, best and final offer. We will not agree to a transaction with a higher price or a different mix of consideration. In the event that you decline to accept this offer, we intend to end further pursuit of the transaction.

          I am hopeful that your Board of Directors will determine that this proposal is in the best interests of Dollar Thrifty's shareholders and agree to move forward on this basis. If your Board agrees to move forward on the basis of our proposal, I am confident that we can resolve the few remaining issues in an expeditious manner. In that event, we should have our respective counsel engage as soon as possible to finalize the remaining points on the merger agreement with a goal of executing a definitive agreement and announcing a transaction by no later than the morning of Monday, August 27.

          I look forward to hearing from you.

        Sincerely,

        /s/ Mark P. Frissora

        Later on August 22, the Dollar Thrifty Board, together with members of Dollar Thrifty's senior management and representatives of Cleary and Dollar Thrifty's financial advisors, held a telephonic meeting to discuss the terms of the Hertz offer. At the meeting, representatives of Cleary reviewed the Hertz offer and related legal matters with the Dollar Thrifty Board. Dollar Thrifty's financial advisors reviewed certain financial metrics relevant to the Hertz offer. The Dollar Thrifty Board discussed, among other things, that the proposed form of merger agreement provided for (i) no termination fee or reverse termination fee, (ii) an obligation of Hertz to comply with the proposed consent order with the FTC and to make other divestitures or other commitments that de minimis in the aggregate and (iii) the ability on the part of Dollar Thrifty employees to choose either to receive cash or to receive options to purchase Hertz shares, in exchange for their options to purchase Dollar Thrifty shares. The Dollar Thrifty Board also discussed the relative merits of the all cash offer or the combined cash and stock offer, including the certainty of the all cash offer against the potential upside to Dollar Thrifty's stockholders of receiving part of the purchase price in stock. The Dollar Thrifty Board determined that the all cash price would benefit stockholders more, given the lack of certainty in the markets in the coming months. The Dollar Thrifty Board agreed to pursue a transaction with Hertz at a price of $87.50 per share, in cash, and authorized Mr. Thompson to call Mr. Frissora, which Mr. Thompson did. In addition, the Dollar Thrifty Board authorized Cleary to send a draft merger agreement and draft disclosure schedules to Cravath including the above terms.

        Between August 22 and 26, 2012, representatives of Cravath and Cleary finalized the merger agreement and disclosure schedules.

        On the evening of August 26, 2012, the Dollar Thrifty Board held a special telephonic meeting to consider the terms of the proposed transaction. At the meeting, representatives of Cleary reviewed the Dollar Thrifty Board's fiduciary duties and discussed with the Dollar Thrifty Board the key terms of the Merger Agreement. Dollar Thrifty's financial advisors made a presentation regarding their financial analyses of the transaction (with related written materials provided to the Board in advance of the meeting) and delivered orally the fairness opinions of their respective firms, which were subsequently confirmed by written opinions to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth in the opinions, the $87.50 per Share in cash to be paid to the holders of Shares (other than Hertz and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following discussion, the Dollar Thrifty Board unanimously approved the Merger Agreement and the transactions contemplated thereby, approved the Amendment to the Rights Plan to exempt Hertz and directed Dollar Thrifty to enter into the Merger Agreement and Amendment to the Rights Plan.

        Thereafter, the Merger Agreement was executed and Hertz and Dollar Thrifty issued a joint press release announcing the transaction.

        On September 10, 2012, Hertz commenced the Offer.

Reasons for Recommendation

        In evaluating the Merger Agreement, the Offer, the Merger and the other Transactions, the Dollar Thrifty Board consulted with representatives of Dollar Thrifty's senior management, J.P. Morgan, Goldman Sachs and Cleary. In resolving to recommend that Dollar Thrifty's stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required by applicable law, adopt the Merger Agreement and approve the Merger and the other Transactions, the Dollar Thrifty Board also considered a number of factors, including the following material factors and benefits of the Offer and the Merger, each of which the Dollar Thrifty Board believed supported its unanimous determination and recommendation:

  •
  Offer Price.  The Dollar Thrifty Board considered the fact that, as of the close of the last trading day before the announcement of the transaction, the value of the merger consideration represented a 14.9% premium over the 30-day volume-weighted average closing price, or VWAP, of Dollar Thrifty's common stock, an 11.9% premium over the 90-day VWAP of Dollar Thrifty's common stock and a 20.6% premium over the 1-year VWAP of Dollar Thrifty's common stock.

  •
  Operating and Financial Condition and Prospects.  The Dollar Thrifty Board considered Dollar Thrifty's historical and projected business, financial condition, results of operations, products, earnings, prospects and competitive position. The Dollar Thrifty Board considered the prospects associated with continuing to operate Dollar Thrifty as an independent public car rental company, and assessed the range of possible values to its stockholders arising from this alternative and the ability of Dollar Thrifty to maintain its recent rates of growth and financial success on a longer-term basis, especially in light of heightened competition for Dollar Thrifty's customers from substantially larger competitors with more resources, financial and otherwise, than Dollar Thrifty, and other factors set forth in Dollar Thrifty's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which we refer to as Dollar Thrifty's Form 10-K, and the risks and other factors set forth from time to time in Dollar Thrifty's other filings with the SEC, including the disclosures set forth under "Risk Factors" in those filings.

  •
  Financial Markets.  The Dollar Thrifty Board considered the current and prospective environment in which Dollar Thrifty operates, which reflects challenging and uncertain market conditions that the Dollar Thrifty Board expected to continue in the near future, including unpredictable credit markets, volatile securities markets and generally uncertain global and national economic conditions.

  •
  Strategic Alternatives.  The Dollar Thrifty Board considered the potential benefits of alternative transactions and the Dollar Thrifty Board's views with respect to the ability of alternative bidders to engage in a business combination with Dollar Thrifty on terms and conditions superior to those of the Merger Agreement, as well as the perceived risks, anticipated timing and likelihood of completing those alternatives and the alternative of remaining an independent company, including based on the results of Dollar Thrifty's efforts over several years to engage in a business combination. Based on these considerations, the Dollar Thrifty Board believed that the Offer and the Merger were more favorable to Dollar Thrifty's stockholders than any other strategic alternative reasonably available to Dollar Thrifty, including remaining as an independent company.

  •
  Negotiations with Hertz.  The course of the negotiations beginning in August 2012 between Dollar Thrifty and Hertz resulted in an increase from $80.00 to $87.50 in the price per Share offered by Hertz. The Dollar Thrifty Board considered its belief, based upon negotiations with Hertz that resulted in multiple increases in the price per Share offered by Hertz and numerous changes in the terms and conditions of the Merger Agreement, that the Offer Price was Hertz's best and final offer and that the terms of the Merger Agreement include the most favorable terms to Dollar Thrifty and its stockholders to which Hertz was willing to agree.

  •
  Opinion and Analyses of Dollar Thrifty's Financial Advisors.  The Dollar Thrifty Board considered the presentations and separate opinions of each of J.P. Morgan and Goldman Sachs, each dated August 26, 2012, to the Dollar Thrifty Board as to the fairness to the holders of Shares (other than Hertz and its affiliates), from a financial point of view, as of August 26, 2012 and based upon and subject to the factors and assumptions set forth in such respective opinions, of the consideration of $87.50 per Share in cash to be paid to the holders of Shares (other than Hertz and its affiliates) pursuant to the Merger Agreement, as more fully described below under "Opinions of Dollar Thrifty's Financial Advisors."

  •
  Cash Consideration; Certainty of Value.  The Dollar Thrifty Board considered the fact that the form of consideration payable to stockholders will be cash, which will provide stockholders with certainty of value, while avoiding long-term business risk.

  •
  Terms of the Merger Agreement.  The Dollar Thrifty Board considered the terms and conditions of the Merger Agreement, including, but not limited to:

  o
  the fact that Dollar Thrifty would have the right to terminate the Merger Agreement if the Acceptance Time has not occurred by December 31, 2012, thus limiting the amount of time during which Dollar Thrifty's business would be subject to the potential uncertainty of closing and related disruption;

    o
    the belief of the Dollar Thrifty Board that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the result of robust arms' length negotiations between Dollar Thrifty and its advisors, on the one hand, and Hertz and its advisors, on the other hand;

    o
    the ability of the Dollar Thrifty Board to solicit, initiate or participate in inquiries or proposals from or negotiations or discussions with third parties relating to an alternative acquisition even after signing and announcement of the Merger Agreement, including the 30-day "go-shop" period provided thereunder;

    o
    the right of Dollar Thrifty to terminate the Merger Agreement to accept a superior proposal, subject to the terms and conditions set forth in the Merger Agreement (including Hertz's right to match any superior proposal), without any requirement to pay a termination fee in connection therewith; and

    o
    Purchaser's obligation to extend the Offer until December 31, 2012 if certain conditions to the consummation of the Offer are not satisfied or waived as of the Expiration Date of the Offer or, if applicable, subsequent expiration dates.

  •
  Transaction Certainty.  The Dollar Thrifty Board considered the likelihood that the Offer and the Merger will likely be consummated based on, among other factors, the fact there is no financing condition to the Offer or the Merger and the fact that Hertz and the Purchaser represented to Dollar Thrifty in the Merger Agreement that they have the financial resources to fund both the Offer and the Merger and the fact that there is no approval required by the Hertz stockholders; the fact that the conditions to the Offer and the Merger are specific and limited in scope; the probability of the Offer and the Merger being approved by applicable regulatory authorities, including the FTC; Dollar Thrifty's ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and Dollar Thrifty's ability under the Merger Agreement to pursue damages in the event of a breach by Hertz.

  •
  Antitrust Efforts.  The Dollar Thrifty Board considered the fact that the Merger Agreement requires Hertz to divest its Advantage business and certain other assets and to make other undertakings, all as contemplated by Hertz's proposed consent order with the FTC. The views of the Dollar Thrifty Board were also informed by the advice of Dollar Thrifty's legal advisors, with respect to the adequacy of such commitments for purposes of procuring antitrust regulatory clearance for the Offer and the Merger as well as by the substantial time, effort and expense incurred by Hertz to date in connection with its pursuit of such antitrust regulatory clearance.

  •
  Tender Offer Structure and Possible Short Form Merger.  The Dollar Thrifty Board considered the fact that the Transactions would be structured as a tender offer followed by a second-step statutory merger, which would allow stockholders who did not tender their Shares in the Offer and did not exercise appraisal rights in accordance with the DGCL to receive the Offer Price pursuant to the Offer in a relatively short period of time and would reduce the period of uncertainty related to the Transaction. Further, the Dollar Thrifty Board took into account the fact that the Merger Agreement grants the Purchaser the right, if the Offer is consummated, to purchase enough authorized but unissued shares of Dollar Thrifty common stock through the Top-Up Option to effect a "short form" merger promptly following the Acceptance Time pursuant to Section 253 of the DGCL.

  •
  Appraisal Rights.  The Dollar Thrifty Board considered the availability of appraisal rights under the DGCL to stockholders who do not tender their Shares in the Offer, do not vote in favor of the Merger and comply with all of the required procedures under the DGCL, including the fact that such stockholders will have the right to demand appraisal and payment of the fair value of their Shares as determined by the Delaware Court of Chancery.

        The Dollar Thrifty Board also considered a variety of risks and other potentially negative factors concerning the Offer, the Merger and the Merger Agreement, including the following:

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  Disruption to Dollar Thrifty's Business.  The Dollar Thrifty Board considered the potential disruption to Dollar Thrifty's business that could result from the public announcement and pendency of the Offer, the Merger and the other Transactions, including the possible diversion of management and employee attention, potential employee attrition and the potential effect on Dollar Thrifty's business relationships.

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  Effect of Failure to Complete the Transactions.  The Dollar Thrifty Board considered the possibility that the Transactions, including the Offer and the Merger, might not be consummated and the adverse effects that a failure to consummate the Offer and the Merger could have on Dollar Thrifty's business, the market price for Dollar Thrifty common stock and Dollar Thrifty's relationships with customers and employees. The Dollar Thrifty Board considered the risk of loss of key employees, disruption in normal business relationships and substantial distraction of management attention while the transaction is pending.

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  Antitrust Approvals.  The Dollar Thrifty Board considered the need to obtain antitrust regulatory clearance to complete the Merger. The Dollar Thrifty Board considered the risk that the FTC ultimately may decline to clear the Transactions outright or decline to enter into a consent order such as the proposed consent order on terms acceptable to Hertz as well as the fact that the Merger Agreement does not require Hertz to agree to divestiture or other undertakings in addition to those contained in its proposed consent order with the FTC, other than additional undertakings that are de minimis in the aggregate. In addition, the Dollar Thrifty Board considered the fact that Hertz's proposed consent order with the FTC requires that Hertz divest its Advantage business and certain other assets to the purchaser of the Advantage business, and the risk that the purchaser of the Advantage business may repudiate, or otherwise declare its inability to perform, its obligations to purchase such assets before the Acceptance Time. The Dollar Thrifty Board also considered that under the terms of the purchase agreement with the purchaser of the Advantage business, that purchaser could terminate the purchase agreement after December 31, 2012.

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  No Reverse Termination Fee.  The Dollar Thrifty Board considered the fact that Hertz will be able to terminate the Merger Agreement in the event that antitrust regulatory clearance is not obtained by December 31, 2012, without the payment of any reverse termination fee.

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  Majority Tender Condition.  The Dollar Thrifty Board considered the fact that Purchaser is not permitted to purchase any Shares in the Offer unless, among other things, the number of Shares validly tendered and not properly withdrawn in accordance with the terms of the Offer, together with the Shares then owned by Hertz and the Purchaser, represent a majority of the outstanding Shares (determined on a fully diluted basis).

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  Taxation.  The Dollar Thrifty Board considered the fact that an all-cash transaction will be taxable to Dollar Thrifty's stockholders for U.S. federal income tax purposes.

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  No Participation in Future Growth or Earnings.  The Dollar Thrifty Board considered the fact that, because the Offer Price will be paid in cash, Dollar Thrifty's stockholders will not participate in future earnings or growth of the combined company following the Merger and will not benefit from any appreciation in value of the combined company.

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  Interim Restrictions on Business.  The Dollar Thrifty Board considered the fact that the Merger Agreement restricts Dollar Thrifty's ability to conduct its business in certain respects following signing of the Merger Agreement, which will require Dollar Thrifty to obtain Hertz's consent to engage in a variety of actions prior to the completion of the Transactions.

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  Interests of Management.  The Dollar Thrifty Board considered the fact that Dollar Thrifty's directors and executive officers have interests in the Offer and the Merger that may be in addition, or different from, to their interests as Dollar Thrifty stockholders.

        After considering these factors, the Dollar Thrifty Board concluded that the positive factors relating to the Merger Agreement, the Offer, the Merger and the other Transactions substantially outweighed the risks and potentially negative factors.

        The foregoing discussion of the information and factors considered by the Dollar Thrifty Board is not exhaustive, but includes the material factors considered by the Dollar Thrifty Board. In view of the wide variety of factors considered by the Dollar Thrifty Board in connection with its evaluation of the Offer, the Merger and the other Transactions and the complexity of these matters, the Dollar Thrifty Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Dollar Thrifty Board evaluated the factors described above and reached consensus that the Offer, the Merger and the other Transactions were advisable and in the best interests of Dollar Thrifty and Dollar Thrifty stockholders. In considering the factors described above, individual members of the Dollar Thrifty Board may have given different weights to different factors.

Intent to Tender.

        As of September 6, 2012, Dollar Thrifty's directors and executive officers, as a group, beneficially owned an aggregate of 579,350 Shares (excluding for this purpose Shares underlying Dollar Thrifty Options, but including Shares issuable in connection with vested restricted stock units and deferred shares, as well as Shares indirectly held through Dollar Thrifty's 401(k) plan), representing approximately 0.2% of the outstanding shares. The directors and executive officers of Dollar Thrifty have informed Dollar Thrifty that they intend to tender or cause to be tendered all shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement.

Opinions of Dollar Thrifty's Financial Advisors—J.P. Morgan and Goldman Sachs

        Dollar Thrifty has retained J.P. Morgan and Goldman Sachs as its financial advisors to advise the Dollar Thrifty Board in connection with the Transaction. J.P. Morgan and Goldman Sachs are collectively referred to herein as Dollar Thrifty's financial advisors. For purposes only of this Item 4—"Opinions of Dollar Thrifty's Financial Advisors" and "Dollar Thrifty Unaudited Prospective Financial Information" the Offer and the Merger, together and not separately, are referred to herein as the "Transaction."

Opinion of J.P. Morgan

        Pursuant to an engagement letter dated December 29, 2009, as amended May 10, 2011 and August 2, 2012, Dollar Thrifty retained J.P. Morgan as its financial advisor in connection with its consideration of one or a series of transactions, including any merger, consolidation, joint venture or other business combination pursuant to which the business of Dollar Thrifty is combined with that of another person; the acquisition by another person, directly or indirectly, of a majority of the capital stock of Dollar Thrifty, by way of tender or exchange offer, negotiated purchase or any other means; and/or the acquisition by another person, directly or indirectly, of a majority of the assets, properties and/or businesses of Dollar Thrifty, by way of a direct or indirect purchase, lease, license, exchange, joint venture or other means.

        At the meeting of the Dollar Thrifty Board on August 26, 2012, J.P. Morgan rendered its oral opinion to the Dollar Thrifty Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders (other than Hertz and its affiliates) of Shares in the proposed Transaction was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its August 26, 2012 oral opinion by delivering its written opinion to the Dollar Thrifty Board, dated August 26, 2012, to the same effect. No limitations were imposed by the Dollar Thrifty Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

        The full text of the written opinion of J.P. Morgan dated August 26, 2012, which sets forth the assumptions made, matters considered and limits on the review undertaken, is included as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares are urged to read the opinion carefully in its entirety. J.P. Morgan's written opinion is addressed to the Dollar Thrifty Board, is directed only to the consideration to be paid to the holders (other than Hertz and its affiliates) of Shares and does not constitute a recommendation to any stockholder of Dollar Thrifty as to whether such stockholder should tender its Shares into the Offer or how any such stockholder should vote with respect to the Transaction or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

        In connection with rendering its opinion described above and performing the related financial analysis, J.P. Morgan, among other things:

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  reviewed the Merger Agreement;

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  reviewed certain publicly available business and financial information concerning Dollar Thrifty and the industries in which it operates;

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  compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

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  compared the financial and operating performance of Dollar Thrifty with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Dollar Thrifty common stock and certain publicly traded securities of such other companies;

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  reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of Dollar Thrifty relating to its business; and

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  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

        In addition, J.P. Morgan held discussions with certain members of the management of Dollar Thrifty with respect to certain aspects of the Transaction, the past and current business operations of Dollar Thrifty, the financial condition and future prospects and operations of Dollar Thrifty, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        J.P. Morgan, in giving its opinion, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Dollar Thrifty or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct nor was provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Dollar Thrifty or Hertz under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Dollar Thrifty to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by Dollar Thrifty and Hertz in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan's analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Dollar Thrifty with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction, will be obtained without any adverse effect on Dollar Thrifty or on the contemplated benefits of the Transaction.

        J.P. Morgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan's opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders (other than Hertz and its affiliates) of Shares in the proposed Transaction and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of Dollar Thrifty or as to the underlying decision by Dollar Thrifty to engage in the Transaction. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the consideration to be paid to the holders of the Shares in the Transaction or with respect to the fairness of any such compensation. J.P. Morgan's opinion does not constitute a recommendation to any stockholder of Dollar Thrifty as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to the Merger or any other matter. The opinion was approved by a fairness opinion committee of J.P. Morgan.

        J.P. Morgan noted that it was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Dollar Thrifty or any other alternative transaction in connection with the negotiation of the Transaction.

        As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to deliver an opinion to the Dollar Thrifty Board with respect to the Transaction on the basis of such experience and its familiarity with Dollar Thrifty.

        For services rendered in connection with the Transaction, Dollar Thrifty has agreed to pay J.P. Morgan a fee of $16 million upon the closing of the Transaction, plus an additional fee of up to $2 million upon the closing of the Transaction at Dollar Thrifty's sole discretion based upon its assessment of J.P. Morgan's performance of its services to Dollar Thrifty. In addition, Dollar Thrifty has agreed to reimburse J.P. Morgan for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and disbursements of counsel, not to exceed $100,000 without the consent of Dollar Thrifty (such consent not to be unreasonably withheld), and indemnify J.P. Morgan for certain liabilities relating to or arising out of the engagement. The Dollar Thrifty Board has made no decision with respect to the discretionary fees that may be paid to J.P. Morgan.

        During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Dollar Thrifty, Hertz, The Carlyle Group

("Carlyle"), Clayton Dubilier & Rice ("CD&R") and BAML Capital Partners (formerly Merrill Lynch Global Private Equity), the private equity division of Bank of America Corporation (together with Carlyle and CD&R and their respective affiliates, collectively, the "Hertz Affiliates"), each an affiliate of Hertz, for which J.P. Morgan and its affiliates have received customary compensation. Such services for Dollar Thrifty and Hertz during such period have included, (i) acting as financial advisor to Dollar Thrifty in connection with previously proposed business combination transactions and the exploration of other strategic alternatives, (ii) acting as a bookrunner of Dollar Thrifty's offering of asset-backed securities and related fleet securitization in July 2011 and Hertz's offering of asset-backed securities in June 2011, (iii) acting as a bookrunner for Hertz's offerings of debt securities in December 2010, January 2011 and March 2011, respectively, (iv) acting as a bookrunner in connection with Dollar Thrifty's senior credit facility in February 2012 and the Hertz's revolving credit facility in March 2011, (v) acting as a participant in the amendment of Hertz's European revolving credit facility in January 2012, and (vi) participating in conduit activities for both Dollar Thrifty and Hertz. In addition, J.P. Morgan acted as financial advisor to Donlen Corporation in relation to its sale to Hertz in July 2011. One of J.P. Morgan's affiliates is a co-investor with CD&R in certain investments, and certain of J.P. Morgan's affiliates are counterparties to interest rate swaps with Dollar Thrifty and other derivative transactions with the Hertz Affiliates and provide a variety of treasury and security services, foreign exchange, derivative support, and asset management services to Dollar Thrifty, Hertz and certain Hertz Affiliates for which they receive compensation or other financial benefits.

        In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Dollar Thrifty, Hertz and the Hertz Affiliates for their own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Opinion of Goldman Sachs

        Pursuant to an engagement letter dated December 29, 2009, as amended May 9, 2011 and May 22, 2012, Goldman Sachs acted as Dollar Thrifty's financial advisor in connection with the possible sale of all or a portion of Dollar Thrifty to any person. At the meeting of the Dollar Thrifty Board on August 26, 2012, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, to the Dollar Thrifty Board to the effect that, as of that date and based on and subject to various assumptions, the $87.50 per share in cash to be paid to the holders (other than Hertz and its affiliates) of Shares pursuant to the Merger Agreement, was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated August 26, 2012, which sets forth the assumptions made, matters considered and limits on the review undertaken by Goldman Sachs in rendering its opinion, is included as Annex C to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares are urged to read the opinion carefully in its entirety. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any such holder should vote with respect to the Merger or any other matter. The summary of the Goldman Sachs opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion included as Annex C.

        In connection with rendering its opinion described above and performing the related financial analysis, Goldman Sachs reviewed, among other things:

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  the Merger Agreement;

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  annual reports to stockholders and annual reports on Form 10-K of Dollar Thrifty for the five fiscal years ended December 31, 2011;

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  certain interim reports to stockholders and quarterly reports on Form 10-Q of Dollar Thrifty;

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  certain other communications from Dollar Thrifty to its stockholders;

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  certain publicly available research analyst reports for Dollar Thrifty; and

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  certain internal financial analyses and forecasts for Dollar Thrifty prepared by its management, as approved for Goldman Sachs' use by Dollar Thrifty, which Goldman Sachs referred to as the forecasts.

        Goldman Sachs also held discussions with members of the senior management of Dollar Thrifty regarding their assessment of the past and current business operations, financial condition and future prospects of Dollar Thrifty. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Dollar Thrifty with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the rental car industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs, with Dollar Thrifty's consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Dollar Thrifty's consent that the forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Dollar Thrifty. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Dollar Thrifty or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to Goldman Sachs' analysis. Goldman Sachs assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs' analysis.

        Goldman Sachs' opinion does not address the underlying business decision of Dollar Thrifty to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Dollar Thrifty; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Dollar Thrifty or any other alternative transaction. Goldman Sachs' opinion addresses only the fairness from a financial point of view to the holders (other than Hertz and its affiliates) of Shares, as of the date thereof, of the $87.50 per share in cash to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Dollar Thrifty; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Dollar Thrifty, or class of such persons in connection with the Transaction, whether relative to the $87.50 per share in cash to be paid to the holders (other than Hertz and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the Transaction on the solvency or viability of Dollar Thrifty or Hertz or the ability of Dollar Thrifty or Hertz to pay their respective obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after such date. Goldman Sachs' advisory services and the opinion expressed in its opinion were provided for the information and assistance of the Dollar Thrifty Board in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of such Shares should vote with respect to the Merger or any other matter. The opinion was approved by a fairness committee of Goldman Sachs.

        Goldman Sachs and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Dollar Thrifty, Hertz, any of their respective affiliates, and third parties, including CD&R, Carlyle, and BofA Merrill Lynch, each of which is an affiliate of Hertz, and any of their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the Transaction for the accounts of Goldman Sachs and its affiliates and their customers. Goldman Sachs has acted as financial advisor to Dollar Thrifty in connection with, and has participated in certain of the negotiations leading to, the Transaction.

        Goldman Sachs has provided certain investment banking services to Dollar Thrifty and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as a participant in Dollar Thrifty's revolving credit facility (aggregate principal amount $450,000,000) in February 2012. In addition, in November 2011 Goldman Sachs entered into a $100 million forward stock repurchase agreement with Dollar Thrifty for the repurchase of shares of Dollar Thrifty common stock, and in February 2012 such repurchase was completed. Goldman Sachs also has provided certain investment banking services to Hertz and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as a co-manager and participant in Hertz's asset-backed loan facility (aggregate principal amount $1,800,000,000) in February 2011; as a co-manager with respect to an offering of Hertz's 6.75% Senior Notes due 2019 (aggregate principal amount $500,000,000) in March 2011; and as a co-manager with respect to a public offering of Hertz's 2.20% Series 2011-1 Asset Backed Notes (aggregate principal amount $320,000,000), 3.29% Series 2011-1 Asset Backed Notes (aggregate principal amount $200,000,000), 4.17% Series 2011-1 Asset Backed Notes (aggregate principal amount $48,000,000) and 4.96% Series 2011-1 Asset Backed Notes (aggregate principal amount $30,000,000) in June 2011. Goldman Sachs also has provided certain investment banking services to CD&R and its affiliates and portfolio companies from time to time for which its investment banking division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to a public offering of 54,050,000 shares of common stock of Graphic Packaging Holding Company, a portfolio company of CD&R, in April 2011; as a financial advisor in connection with the sale of Diversey, Inc., a former portfolio company of CD&R, in October 2011; and as a joint lead arranger with respect to an offering by HD Supply Inc., a portfolio company of CD&R, of its 8.125% Senior Secured First Priority Notes due 2019 (aggregate principal amount $950,000,000), 11% Senior Secured Second Priority Notes due 2020 (aggregate principal amount $675,000,000) and Senior Term Loan Facility (aggregate principal amount $1,000,000,000) and as a joint lead arranger and participant in HD Supply Inc.'s ABL Facility (aggregate principal amount $1,500,000,000) in April 2012. Goldman Sachs also has provided certain investment banking services to Carlyle and its affiliates and portfolio companies from time to time for which its investment banking division has received, and may receive, compensation, including having acted as a financial advisor in connection with the sale of Multiplan, Inc., a former portfolio company of Carlyle, in August 2010; as a financial advisor in connection with the sale of Philosophy, Inc., a former portfolio company of Carlyle, in December 2010;

as a joint bookrunner with respect to a public offering of 109,786,590 shares of common stock of Kinder Morgan Inc., a portfolio company of Carlyle, in February 2011; as a joint bookrunner with respect to a public offering of 59,800,000 shares of common stock of Cobalt International Energy Inc., a portfolio company of Carlyle, in February 2012; and as a joint lead arranger with respect to an offering by HD Supply Inc., a portfolio company of Carlyle, of its 8.125% Senior Secured First Priority Notes due 2019 (aggregate principal amount $950,000,000), 11% Senior Secured Second Priority Notes due 2020 (aggregate principal amount $675,000,000) and Senior Term Loan Facility (aggregate principal amount $1,000,000,000) and as a joint lead arranger and participant in HD Supply Inc.'s ABL Facility (aggregate principal amount $1,500,000,000) in April 2012. Goldman Sachs also has provided certain investment banking services to BofA Merrill Lynch and its affiliates and portfolio companies from time to time for which its investment banking division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to an offering by HCA Holdings Inc., a portfolio company of BAML Capital Partners, the private equity division of Bank of America Corporation (formerly Merrill Lynch Global Private Equity) ("BAMLCP"), of its 7.75% Senior Notes due 2021 (aggregate principal amount $1,525,000,000) in November 2010; as a joint bookrunner with respect to a public offering of 145,130,000 shares of common stock of HCA Holdings Inc. in March 2011; and as a joint bookrunner with respect to an offering by HCA Holdings Inc. of its 5.875% Senior Secured Notes due 2022 (aggregate principal amount $1,350,000,000) in February 2012. Goldman Sachs may also in the future provide investment banking services to Dollar Thrifty, Hertz and their respective affiliates and CD&R, Carlyle and BofA Merrill Lynch and their respective affiliates and portfolio companies for which its investment banking division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with CD&R, Carlyle and BAMLCP and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of CD&R, Carlyle and BAMLCP from time to time, and may do so in the future.

        The Dollar Thrifty Board engaged Goldman Sachs as a financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to the terms of its engagement letter with Dollar Thrifty, Goldman Sachs will be paid a transaction fee for its services in connection with the Transaction in the amount of $14 million, payable upon the closing of the Transaction, plus an additional fee of up to $2 million at Dollar Thrifty's sole discretion based upon its assessment of Goldman Sachs' performance of its services to Dollar Thrifty. In addition, Dollar Thrifty has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and disbursements of counsel, not to exceed $100,000 without the consent of Dollar Thrifty (such consent not to be unreasonably withheld, except that consent shall not be required for fees and disbursements of its legal counsel), and to indemnify Goldman Sachs and related persons against various liabilities relating to or arising out of its engagement. The Dollar Thrifty Board has made no decision with respect to the discretionary fees that may be paid to Goldman Sachs.

Summary of Financial Analyses of Dollar Thrifty's Financial Advisors

        The following is a summary of the material financial analyses jointly performed by Dollar Thrifty's financial advisors in connection with rendering their opinions described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Dollar Thrifty's financial advisors. The order of analyses described does not represent the relative importance or weight given to those analyses by Dollar Thrifty's financial advisors. Dollar Thrifty's financial advisors worked on developing these analyses, and these analyses represent the joint work product of Dollar Thrifty's financial advisors, except as noted with respect to the illustrative discounted cash flow analyses set forth below. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses performed by Dollar Thrifty's financial advisors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 24, 2012 the last trading day prior to the date on which the Dollar Thrifty Board adopted a resolution approving the Merger Agreement, and is not necessarily indicative of current market conditions.

        Premia Paid Analysis.    Dollar Thrifty's financial advisors analyzed the per share consideration of $87.50 to be paid to holders of Shares pursuant to the Merger Agreement in relation to the closing price of shares of Dollar Thrifty common stock on August 24, 2012 and the high and low prices of Shares for the 52-week period ended August 24, 2012. Dollar Thrifty's financial advisors also analyzed the per share consideration of $87.50 to be paid to the holders of Shares pursuant to the Merger Agreement in relation to the volume-weighted average market prices ("VWAP") of shares of Dollar Thrifty common stock during the two-week, 30-day, 90-day, one-year and three-year periods ended August 24, 2012. The results of this analysis were as follows:

Premium Analysis	Value	Premium
Premium to 8/24/2012 close	$81.00	8.0%
Premium to 52-week high (July 9, 2012)	$84.91	3.1%
Premium to 52-week low (October 4, 2011)	$50.94	71.8%
Premium to 2-week VWAP	$77.63	12.7%
Premium to 30-day VWAP	$76.14	14.9%
Premium to 90-day VWAP	$78.16	11.9%
Premium to 1-year VWAP	$72.54	20.6%
Premium to 3-year VWAP	$50.03	74.9%

        Historical Stock Price Analysis.    Dollar Thrifty's financial advisors reviewed the historical trading prices of Dollar Thrifty common stock for a 52-week period ending August 24, 2012. The low and high trading prices of Dollar Thrifty's common stock for such 52-week period were $50.94 and $84.91, respectively. Dollar Thrifty's financial advisors noted that historical stock price is not a valuation methodology but was presented merely for informational purposes.

        Analysis of Multiples at Offer Price.    Dollar Thrifty's financial advisors calculated and compared various financial multiples and ratios for Dollar Thrifty based on information it obtained from Dollar Thrifty's management, including management estimates for (i) earnings before non-vehicle interest, taxes, non-vehicle depreciation and amortization, adjusted by Dollar Thrifty's financial advisors to exclude interest income on cash and cash equivalents and to treat non-cash equity compensation expense as an operating expense, which adjustments were approved by Dollar Thrifty's management (referred to as corporate EBITDA), (ii) corporate EBITDA assuming normalized vehicle depreciation levels of $250 per unit per month, which depreciation levels were provided by Dollar Thrifty management (referred to as corporate EBITDA (adjusted)) and (iii) earnings per share, as adjusted with respect to 2013 to exclude $22.9 million in non-recurring tax benefits associated with the expected reversal of a valuation allowance related to deferred tax assets associated with previously unrecognized Canadian operating loss carryforwards (referred to as EPS), which adjustment was approved by Dollar Thrifty's management:

  •
  ratios of the implied corporate firm value of Dollar Thrifty on August 24, 2012 (computed by subtracting Dollar Thrifty's net cash and cash equivalents (which is defined as the amount by which cash and cash equivalents exceed total debt, excluding fleet debt and cash and cash equivalents that are restricted under the terms of fleet debt) of $285 million at June 30, 2012 from an implied equity value on August 24, 2012 of $2.410 billion) to (i) corporate EBITDA for each of Dollar Thrifty's last twelve months, or LTM, ended June 30, 2012, estimated fiscal year 2012, or 2012E, and estimated fiscal year 2013, or 2013E, and (ii) corporate EBITDA (adjusted) for Dollar Thrifty's LTM and 2012E;

  •
  ratios of the implied corporate firm value paid for Dollar Thrifty in the Transaction (computed by subtracting Dollar Thrifty's net cash and cash equivalents of $285 million at June 30, 2012 from the aggregate value of the consideration to be received by holders of Shares in the

    Transaction of $2.604 billion) to (i) corporate EBITDA for each of Dollar Thrifty's LTM, 2012E and 2013E and (ii) corporate EBITDA (adjusted) for Dollar Thrifty's LTM and 2012E;

  •
  ratios of the closing price per share of Dollar Thrifty common stock on August 24, 2012 to each of Dollar Thrifty's EPS for 2012E and 2013E; and

  •
  ratios of the $87.50 per share consideration to be received by holders of Shares in the Transaction to each of Dollar Thrifty's EPS for 2012E and 2013E.

        The following tables present the results of this analysis:

Implied Corporate Firm Value Multiples	Corp. EBITDA	Multiples of the Closing Price per Share as of August 24, 2012	Multiples of Consideration Value
LTM Corp. EBITDA	$341 million	6.2x	6.8x
LTM Corp. EBITDA (adjusted)(1)	$243 million	8.8x	9.6x
2012E Corp. EBITDA	$306 million	6.9x	7.6x
2012E Corp. EBITDA (adjusted)(1)	$241 million	8.8x	9.6x
2013E Corp. EBITDA	$314 million	6.8x	7.4x

Implied P/E Multiples	EPS	Multiples of the Closing Price per Share as of August 24, 2012	Multiples of Consideration Value
2012E EPS	$5.72	14.2x	15.3x
2013E EPS(2)	$5.84	13.9x	15.0x

(1)
LTM corporate EBITDA (adjusted) and 2012E corporate EBIDTA (adjusted) assume normalized vehicle depreciation levels of $250 per unit per month as provided by Dollar Thrifty management. Dollar Thrifty management's LTM corporate EBITDA assumes $175 of vehicle depreciation per unit per month and Dollar Thrifty management's 2012E corporate EBITDA assumes $202 of vehicle depreciation per unit per month.

(2)
Projected net income for 2013 of $174 million is adjusted to exclude $22.9 million in non-recurring tax benefits associated with the expected reversal of a valuation allowance related to deferred tax assets associated with previously unrecognized Canadian operating loss carryforwards.

        For purposes of the analysis of multiples at the Offer Price, Dollar Thrifty's financial advisors used management estimates for 2012E and 2013E corporate EBITDA and 2012E and 2013E EPS because Dollar Thrifty's financial advisors believe that the market price of the common stock of Dollar Thrifty generally reflects such forward-looking information. Additionally, Dollar Thrifty's financial advisors used LTM corporate EBITDA for the analysis of multiples at the Offer Price. As noted above, in certain cases the LTM and 2012E corporate EBITDA were adjusted for this analysis.

        Select Public Companies Trading Analysis.    Dollar Thrifty's financial advisors reviewed and compared certain financial information, ratios and public market multiples for Dollar Thrifty to the corresponding financial information, ratios and public market multiples for the following corporations in the United States car rental industry:

  •
  Hertz

  •
  Avis Budget

        Although none of the selected companies is directly comparable to Dollar Thrifty, the companies included were chosen because they are companies with operations that for purposes of analysis may be considered similar to certain operations of Dollar Thrifty. The estimates for EPS and corporate

EBITDA contained in the analysis set forth below were based on estimates published by the Institutional Brokers' Estimates System, or IBES (referred to as street estimates).

        In their analysis, Dollar Thrifty's financial advisors derived and compared multiples for Dollar Thrifty and the selected companies as follows:

  •
  corporate firm value (which is defined as market capitalization plus total debt other than the fleet debt, less cash and cash equivalents other than cash and cash equivalents that are restricted under the terms of fleet debt, if any) as a multiple of estimated corporate EBITDA for calendar year 2012, which is referred to below as "FV/2012E Corp. EBITDA";

  •
  corporate firm value as a multiple of estimated corporate EBITDA for calendar year 2013, which is referred to below as "FV/2013E Corp. EBITDA";

  •
  the price per share as a multiple of estimated EPS for calendar year 2012, which is referred to below as "2012E P/E"; and

  •
  the price per share as a multiple of estimated EPS for calendar year 2013, which is referred to below as "2013E P/E."

        The multiples for each of the selected companies and Dollar Thrifty were calculated using the closing price of the selected companies' common stock on August 24, 2012 and were based on street estimates for 2012 and 2013 corporate EBITDA and 2012 and 2013 EPS. Other than the market capitalization, the balance sheet data for the analysis set forth below was based on the most recent publicly available information, which was as of June 30, 2012.

Company	Share Price 8/24/12	FV/2012E Corp. EBITDA(1)	FV/2013E Corp. EBITDA(1)	2012E P/E	2013E P/E
Hertz	$13.15	6.4x	5.8x	9.9x	8.7x
Avis Budget	$15.98	5.2x	5.0x	6.3x	6.1x
Median		5.8x	5.4x	8.1x	7.4x
Mean		5.8x	5.4x	8.1x	7.4x
Dollar Thrifty	$81.00	7.3x	7.7x	14.8x	15.7x

(1)
The street estimates for corporate EBITDA for Hertz were adjusted by Dollar Thrifty's financial advisors to treat non-cash equity compensation expense as an operating expense. With respect to Avis Budget, no adjustments were made by Dollar Thrifty's financial advisors to street estimates for corporate EBITDA.

        The financial advisors believed that a purely quantitative selected public companies trading analysis would not be useful in the context of the proposed Transaction. Accordingly, Dollar Thrifty's financial advisors selected reference ranges of 5.0x–7.0x for 2012E corporate EBITDA multiples, 4.5x–6.5x for 2013E corporate EBITDA multiples and 10.0x–14.0x for P/E multiples, based on their experience and judgment, as informed by historical trading multiples of Dollar Thrifty.

        In that connection, Dollar Thrifty's financial advisors noted that, prior to September 2008, the median LTM corporate EBITDA multiples for Dollar Thrifty, Avis Budget and Hertz were 6.1x, 10.0x and 7.3x, respectively, and the median one-year forward corporate EBITDA multiples for Dollar Thrifty, Avis Budget and Hertz were 6.1x, 8.7x and 6.8x, respectively, and that, since February 2010, the median one-year forward corporate EBITDA multiples for Dollar Thrifty, Avis Budget and Hertz were 6.1x, 6.4x and 7.3x, respectively. Neither LTM corporate EBITDA nor one-year forward corporate EBITDA for Dollar Thrifty were adjusted by Dollar Thrifty's financial advisors to exclude interest income on cash and cash equivalents or to treat non-cash equity compensation expense as an operating expense. For the period prior to September 2008, median LTM corporate EBITDA multiples were calculated for Dollar Thrifty over the prior five years, for Hertz since its 2006 initial public offering and for Avis Budget since its 2006 separation from Cendant Corporation. For the period prior to September 2008, median one-year forward corporate EBITDA multiples were calculated for Dollar Thrifty and Avis Budget since September 2006 and for Hertz since January 2007. Multiples after the third quarter of 2008 and before February 2010 were excluded for Dollar Thrifty, Avis Budget and Hertz given the considerable volatility in the market after the third quarter of 2008. Dollar Thrifty's financial advisors also considered that Avis Budget's capital structure meaningfully reduced its comparability to Dollar Thrifty.

        Thereafter, in order to derive an equity reference range for Dollar Thrifty with respect to FV/corporate EBITDA, Dollar Thrifty's financial advisors subtracted corporate debt (net of cash and cash equivalents), from the implied corporate firm value. Dollar Thrifty's financial advisors then divided the resulting amount from the foregoing calculation by the number of fully diluted shares of Dollar Thrifty. In connection with deriving an equity reference range for Dollar Thrifty with respect to P/E, Dollar Thrifty's financial advisors multiplied the applicable multiple by the applicable EPS.

        The foregoing analysis indicated the following implied per share equity reference range for Dollar Thrifty, rounded to the nearest ten cents, as compared to the per share consideration of $87.50:

Metric	Applicable Amount (EBITDA or EPS, as applicable)		Range of Multiples	Implied Per Share Equity Reference Range(2)
2012 FV/Corp. EBITDA Street Estimate(1)	$293 million		5.0x–7.0x	$58.90–$78.50
2012 FV/Corp. EBITDA Management Estimate	$306 million		5.0x–7.0x	$61.10–$81.60
2013 FV/Corp. EBITDA Street Estimate(1)	$275 million		4.5x–6.5x	$51.30–$69.70
2013 FV/Corp. EBITDA Management Estimate	$314 million		4.5x–6.5x	$57.20–$78.20
2012 P/E Street Estimate	$5.49		10.0x–14.0x	$54.90–$76.90
2012 P/E Management Estimate(3)	$5.72		10.0x–14.0x	$57.20–$80.10
2013 P/E Street Estimate	$5.16	(3)	10.0x–14.0x	$51.60–$72.20
2013 P/E Management Estimate	$5.84		10.0x–14.0x	$58.50–$81.80

(1)
Street estimates for corporate EBITDA were adjusted by Dollar Thrifty's financial advisors to treat non-cash equity compensation expense as an operating expense.

(2)
The number of fully diluted shares of Dollar Thrifty common stock was calculated by Dollar Thrifty's financial advisors using the treasury stock method, which accounts for shares issuable upon exercise of options that are "in the money."

(3)
Adjusted to exclude $22.9 million in non-recurring tax benefits associated with the expected reversal of a valuation allowance related to deferred tax assets associated with previously unrecognized Canadian operating loss carryforwards.

        For purposes of the select public companies trading analysis, Dollar Thrifty's financial advisors used street and management estimates for 2012 and 2013 corporate EBITDA because Dollar Thrifty's financial advisors believe that the market price of the common stock of Dollar Thrifty and the comparable companies generally reflects such forward-looking information.

        Selected Transactions Analysis.    Dollar Thrifty's financial advisors analyzed certain information relating to transactions in the rental car industry since 2000. Specifically, Dollar Thrifty's financial advisors reviewed the following transactions:

Transaction	FV/LTM Corporate EBITDA(1)	LTM P/E Ratio
Avis Budget's acquisition of Avis Europe announced in June 2011	8.8x	N/A
Eurazeo's acquisition of Europcar announced in March 2006	N/A	17.8x
CD&R, Carlyle and BAMLCP's acquisition of Hertz announced in September 2005	7.4x	16.0x
Ford Motor Co.'s acquisition of 18.5% of Hertz announced in September 2000	5.5x	10.8x
Cendant's acquisition of 82% of Avis in August 2000	4.9x	10.3x

(1)
Dollar Thrifty's financial advisors used LTM corporate EBITDA for purposes of this analysis because of the varied amounts of interest expense paid by companies in the car rental industry in connection with corporate financing.

        While none of the companies that participated in the selected transactions is directly comparable to Dollar Thrifty and none of the transactions in the selected transactions analysis is directly comparable to the Transaction, Dollar Thrifty's financial advisors selected these transactions because each of the target companies in the selected transactions was involved in the rental car industry and had operating characteristics and products that for purposes of analysis may be considered similar to certain of Dollar Thrifty's operating characteristics and products.

        For each of the selected transactions, Dollar Thrifty's financial advisors calculated and compared corporate firm value based on the implied transaction price as a multiple of the target's LTM corporate EBITDA. Dollar Thrifty's financial advisors used Dollar Thrifty's LTM corporate EBITDA as of June 30, 2012 for purposes of this analysis, because the relevant corporate EBITDA figures for the respective targets in the selected transactions were the LTM corporate EBITDA figures at the time of such transactions. Dollar Thrifty's financial advisors noted that public financial information was unavailable for certain of the transactions. The results of this analysis indicated a range of FV/LTM corporate EBITDA multiples of 4.9x–8.8x, with a mean value of 6.7x and a median value of 6.5x. Corporate firm value for purposes of this analysis was calculated in the same manner as corporate firm value was calculated for purposes of the select public companies trading analysis. Although not used to calculate a reference range, Dollar Thrifty's financial advisors also calculated the price to earnings ratio (referred to herein as P/E) for each of the selected transactions for which relevant data was available, and determined that the mean P/E for such transactions was 13.7x and the median was 13.4x. Dollar Thrifty's financial advisors did not calculate a reference range based on P/E ratios because Dollar Thrifty's financial advisors believed that forward estimates of P/E were more appropriate for the selected transactions analysis but only LTM P/E ratios were available.

        Dollar Thrifty's financial advisors applied a range of selected multiples of FV/LTM corporate EBITDA in order to derive an implied equity reference range for Dollar Thrifty and then dividing those amounts by the number of fully diluted shares of Dollar Thrifty. Dollar Thrifty's financial advisors then compared this implied per share equity reference range against the per share consideration of $87.50. Dollar Thrifty's financial advisors derived a reference range of FV/LTM corporate EBITDA multiples based on Dollar Thrifty's financial advisors' judgment and experience, after being informed by a range of FV/LTM corporate EBITDA multiples of 4.9x–8.8x, the mean value of 6.7x and the median value of 6.5x of the selected transactions for which relevant data was available.

        Applying a reference range of 5.5x–7.0x to Dollar Thrifty's management estimate for Dollar Thrifty's LTM corporate EBITDA of $341 million, the foregoing analysis indicated a range of implied equity values per share of approximately $72.60 to $89.70 as compared to the per share consideration of $87.50. Dollar Thrifty's management estimate for Dollar Thrifty's LTM corporate EBITDA was adjusted by Dollar Thrifty's financial advisors to exclude interest income on cash and cash equivalents, and was adjusted to treat non-cash equity compensation expense as an operating expense. The reference range was selected by Dollar Thrifty's financial advisors based on their analyses of various characteristics of the selected companies as compared with industry performance and general business, economic and market conditions, and Dollar Thrifty's financial advisors' experience and judgment. With respect to Dollar Thrifty's management estimate for Dollar Thrifty's LTM corporate EBITDA (adjusted) of $243 million, the foregoing analysis indicated a range of implied equity values per share of approximately $54.50 to $66.70 as compared to the per share consideration of $87.50.

        Illustrative Discounted Cash Flow Analyses.    J.P. Morgan and Goldman Sachs each performed an illustrative discounted cash flow analysis on the forecasts provided by the management of Dollar Thrifty with respect to the estimated future performance of Dollar Thrifty. Dollar Thrifty's financial advisors performed separate discounted cash flow analyses because Goldman Sachs' preferred approach was to rely solely on the financial projections as provided by the management of Dollar Thrifty through 2016, while J.P. Morgan's approach was to rely on the financial projections as provided by the management of Dollar Thrifty and on its extrapolations of such financial projections through 2021 (which extrapolations were reviewed and approved by the management of Dollar Thrifty).

        J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully-diluted equity value per share of Dollar Thrifty's common stock. J.P. Morgan calculated the unlevered free cash flows that Dollar Thrifty is expected to generate for the period beginning on July 1, 2012 and ending on December 31, 2021 based upon financial projections prepared by the management of Dollar Thrifty for the periods from January 1, 2012 through December 31, 2016, and extrapolations of such estimates for the periods from January 1, 2017 through December 31, 2021. The extrapolations were developed by J.P. Morgan but were reviewed and approved by the management of Dollar Thrifty. These extrapolations (which were reviewed and approved by the management of Dollar Thrifty) were based on Dollar Thrifty's historical performance and on the financial performance implied by the projections from Dollar Thrifty's management. Based on assumptions from Dollar Thrifty's management, these projections generally provide for certain decreases in revenue growth; maintenance of constant corporate EBITDA margin, depreciation and amortization as a percentage of sales, capital expenditures, and working capital ratios; and take into account the estimated cash uses and sources related to Dollar Thrifty's fleet enhancements. J.P. Morgan also calculated a range of terminal asset values of Dollar Thrifty at the end of the ten-year period ending December 31, 2021 by applying perpetual unlevered free cash flow growth rates ranging from 2.5% to 3.5% of the unlevered cash flow of Dollar Thrifty during the final year of such ten-year period. The perpetual unlevered free cash flow growth rates were determined based on a 1% growth in unit price (consistent with the growth of inflation); a 2% growth in volume (which was a comparative growth assumption for overall volume in the industry); and J.P. Morgan's judgment and experience. The unlevered free cash flows and range of terminal asset values were then discounted to present values (assuming a valuation date of June 30, 2012) using a range of discount rates from 11.0% to 13.0% which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Dollar Thrifty and taking into account macro-economic assumptions, estimates of risk and other appropriate factors. Unlevered free cash flows were calculated as earnings before corporate interest, after tax, plus corporate depreciation and amortization, less cash expenditures that are not expensed (but are viewed as required to operate the business), and net of changes to deferred taxes, cash used for fleet enhancements, restricted cash, and net working investment. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Dollar Thrifty's estimated cash and cash equivalents, option exercise proceeds, and net debt. Based on the adjusted management projections and a range of discount rates from 11.0% to 13.0%, the discounted cash flow analysis implied a range for Dollar Thrifty's common stock of approximately $80.40 to $101.60 per share. J.P. Morgan also calculated the sensitivity of Dollar Thrifty's common stock to a $1.00 decline in revenues per day, which analysis implied a range for Dollar Thrifty's common stock of approximately $74.10 to $92.80 per share.

        Goldman Sachs performed an illustrative discounted cash flow analysis on Dollar Thrifty using estimates provided by Dollar Thrifty's management for fiscal years 2012-2016. Goldman Sachs performed illustrative discounted cash flow analyses to generate reference ranges for the implied present value per share of Dollar Thrifty's common stock by calculating the total present value of the estimated free cash flows of the period beginning June 30, 2012 and ending on December 31, 2016. For purposes of Goldman Sachs' illustrative discounted cash flow analysis, free cash flow was calculated using the projections provided by Dollar Thrifty's management. Goldman Sachs calculated free cash flow as Dollar Thrifty's projected corporate EBITDA, minus taxes (calculated by multiplying the tax rate contained in the projections provided by Dollar Thrifty's management by Dollar Thrifty's projected corporate earnings before interest and taxes), minus its projected non-vehicle capital expenditures, plus the projected decrease in net working capital, plus or minus certain other corporate cash flow items and the net cash impact of fleet operations to the corporate entity. In conducting its discounted cash flow analysis, Goldman Sachs used a range of discount rates derived by application of the Capital Asset Pricing Model, which takes into account certain Dollar Thrifty specific metrics, including Dollar Thrifty's target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated the present value (assuming a valuation date of June 30, 2012) of Dollar Thrifty's terminal value at December 31, 2016 by applying a range of corporate EBITDA multiples of 5.0x to 7.0x (which was selected by Goldman Sachs based on its judgment and experience as informed by the historical trading range for Dollar Thrifty) to Dollar Thrifty's estimated 2016 corporate EBITDA and using discount rates ranging from 10.0% to 12.0%, which were based upon Goldman Sachs' judgment of an illustrative range based upon the above analysis. Goldman Sachs then calculated the implied value per share of Dollar Thrifty's common stock by adding the present value of the four and one half years of projected cash flows beginning from June 30, 2012 to the present value of Dollar Thrifty's terminal value at December 31, 2016. This analysis resulted in a range of illustrative implied present values per share of Dollar Thrifty's common stock of approximately $78.60 to $101.10.

        Illustrative Present Value of Future Stock Price Analysis.    Dollar Thrifty's financial advisors performed an illustrative analysis of the implied present value of the future stock price of Dollar Thrifty, which is designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future corporate EBITDA and its assumed firm value to corporate EBITDA multiple. For this analysis, Dollar Thrifty's financial advisors used the financial projections for Dollar Thrifty prepared by the management of Dollar Thrifty for each year from 2012 through and including 2015. Dollar Thrifty's financial advisors first multiplied the corporate EBITDA estimates by firm value to forward corporate EBITDA multiples of 5.0x to 7.0x and next subtracted the net cash and cash equivalent estimates for each year from 2012 through and including 2015 using estimates prepared by the management of Dollar Thrifty. Dollar Thrifty's financial advisors then calculated the implied per share future equity values for the common stock of Dollar Thrifty from 2012 to 2015, and then discounted those values using a discount rate of 13.0%. In conducting its present value of future stock price analysis, Dollar Thrifty's financial advisors used a discount rate of 13.0% derived by application of the Capital Asset Pricing Model, which takes into account certain Dollar Thrifty-specific metrics, including Dollar Thrifty's target capital structure and historical beta, as well as certain financial metrics for the United States financial markets generally. The applied discount rate of 13.0% was based upon Dollar Thrifty's financial advisors' judgment of an illustrative range based upon the above analysis. The implied per share future equity values for years 2013, 2014 and 2015 were discounted by 1 year, 2 years and 3 years, respectively. After giving effect to such discounting, the analysis yielded the implied per share market values of Dollar Thrifty common stock ranging from $61.08 to $81.59 for 2012, $59.94 to $78.57 for 2013, $60.42 to $78.46 for 2014, and $62.50 to $80.05 for 2015.

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Dollar Thrifty's financial advisors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Dollar Thrifty's financial advisors' opinions. In arriving at its respective fairness determination, each of Dollar Thrifty's financial advisors considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, each of Dollar Thrifty's financial advisors made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Other than Dollar Thrifty or Hertz, no company or transaction used in the above analyses as a comparison is directly comparable to Dollar Thrifty or Hertz or the contemplated transaction.

        Dollar Thrifty's financial advisors prepared these analyses for purposes of providing their respective opinions to the Dollar Thrifty Board as to the fairness from a financial point of view of the total consideration to be paid to the holders of Shares in the proposed Transaction. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Dollar Thrifty, Hertz, Goldman Sachs, J.P. Morgan or any other person assumes responsibility if future results are materially different from those forecasted.

        As described above, J.P. Morgan's and Goldman Sachs' opinions to the Dollar Thrifty Board were one of many factors taken into consideration by the Dollar Thrifty Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by each of J.P. Morgan and Goldman Sachs in connection with the fairness opinions and is qualified in its entirety by reference to the written opinions of J.P. Morgan and Goldman Sachs included as Annexes B and C, respectively.

Dollar Thrifty Unaudited Prospective Financial Information

        Dollar Thrifty does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Dollar Thrifty is including this prospective financial information in this Schedule 14D-9 to provide its stockholders access to certain non-public unaudited prospective financial information that was made available to Hertz, the Dollar Thrifty Board and to their respective financial advisors in connection with the Transactions. The information provided to the Dollar Thrifty Board and Dollar Thrifty's financial advisors included estimates of Dollar Thrifty's fleet size, cash balances, revenue, net income, Corporate Adjusted EBITDA, and free cash flow for the fiscal years 2012 through 2016. The information provided to Hertz included estimates of Dollar Thrifty's fleet size, cash balances, revenue, net income and Corporate Adjusted EBITDA through 2014. This prospective financial information was prepared in August 2012, based solely on information available at that time, by Dollar Thrifty's management. While the financial projections were prepared in good faith, no assurance can be given regarding future events. The financial projections of Dollar Thrifty included in this Schedule 14D-9 should not be considered a reliable predictor of future operating results. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Dollar Thrifty, Hertz, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, nor should this information be relied on as such. None of Hertz, Dollar Thrifty or their respective affiliates assumes any responsibility for the accuracy of this information.

        While presented with numeric specificity, the unaudited prospective financial information reflects numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions, foreign currency rates, interest on investments, and matters specific to Dollar Thrifty's business, such as competitive conditions, the market for the sale of used vehicles, the approval and successful launch of new locations and services, and competitive conditions, many of which are beyond Dollar Thrifty's control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Dollar Thrifty's stockholders are urged to review Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2012 and more recent Forms 10-Q and current reports on Form 8-K filed with the SEC for a description of risk factors with respect to Dollar Thrifty's business. See "Cautionary Note Regarding Forward-Looking Statements" and "Where You Can Find More Information." The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. No independent accountants have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The unaudited prospective financial information set forth below was provided to J.P. Morgan and Goldman Sachs for use in connection with their financial analyses and fairness opinions relating to the Transaction and, in some cases, J.P. Morgan and Goldman Sachs adjusted these numbers in connection with their financial analyses. Each of these adjustments was approved by Dollar Thrifty's management and described in "—Opinions of Dollar Thrifty's Financial Advisors." Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

(dollars in millions)	2012E	2013E	2014E	2015E	2016E
Average Fleet (000s)	111.7	117.1	120.6	124.2	127.2
Unrestricted Cash Balances	545	655	891	1,075	1,278
Revenues	1,587	1,696	1,784	1,873	1,967
(% growth)	2.5%	6.9%	5.1%	5.0%	5.0%
Net Income	170.1	196.8	192.3	214.3	235.4
Corporate Adjusted EBITDA	314.3	322.6	353.4	390.0	425.3
(% margin)	19.8%	19.0%	19.8%	20.8%	21.6%
Unlevered Free Cash Flow	36	113	239	185	202
(% of Corporate Adjusted EBITDA)	11.5%	35.2%	67.7%	47.4%	47.5%

        Corporate Adjusted EBITDA means earnings, excluding the impact of the (increase) decrease in fair value of derivatives, before non-vehicle interest expense, income taxes, non-vehicle depreciation, amortization, and certain other items as shown below. Dollar Thrifty believes Corporate Adjusted EBITDA is important as it provides a supplemental measure of Dollar Thrifty's liquidity by adjusting earnings to exclude certain non-cash items, taxes and corporate-level capital structure decisions (i.e., non-vehicle interest), thus allowing Dollar Thrifty's management, including the chief operating decision maker, as well as investors and analysts, to evaluate Dollar Thrifty's operating cash flows based on the core operations of Dollar Thrifty. Additionally, Dollar Thrifty believes Corporate Adjusted EBITDA is a relevant measure of operating performance in providing a measure of profitability that focuses on the core operations of Dollar Thrifty while excluding certain items that do not directly reflect ongoing operating performance. Dollar Thrifty's management, including the chief operating decision maker, uses Corporate Adjusted EBITDA to evaluate Dollar Thrifty's performance and in preparing monthly operating performance reviews and annual operating budgets. The items excluded from Corporate Adjusted EBITDA, but included in the calculation of Dollar Thrifty's reported net income, are significant components of its condensed consolidated statements of comprehensive income, and must be considered in performing a comprehensive assessment of overall financial performance. Corporate Adjusted EBITDA is not defined under GAAP and should not be considered as an alternative measure of Dollar Thrifty's net income, cash flow or liquidity. Corporate Adjusted EBITDA amounts presented may not be comparable to similar measures disclosed by other companies,, including Hertz. The amounts set forth above under Corporate Adjusted EBITDA include interest income on unrestricted cash of $1.0 million, $1.3 million, $2.4 million, $5.0 million and $9.0 million in 2012, 2013, 2014, 2015 and 2016, respectively.

        During meetings on August 8, 2012, Dollar Thrifty provided Hertz prospective cash balances as of September 30 and December 31, 2012, prospective Corporate Adjusted EBITDA for 2012 and 2013, and prospective net income for 2013. In the net income prospective financial information provided for 2013, Dollar Thrifty excluded $22.9 million in non-recurring tax benefits associated with the expected reversal of a valuation allowance related to deferred tax assets associated with previously unrecognized Canadian operating loss carryforwards. Additionally, Corporate Adjusted EBITDA was adjusted to treat non-cash compensation expense as an operating expense.

        In preparing the above unaudited prospective financial information, Dollar Thrifty made the following material assumptions for the period from 2012 to 2016:

  •
  no legislative changes affecting the U.S. car rental market;

  •
  no significant economic or regulatory changes to Dollar Thrifty's key product markets;

  •
  no significant impact from pending litigation;

  •
  exclusion of merger-related transaction costs;

  •
  annual utilization rates of approximately 82%;

  •
  approximately 33.4 million transaction days in 2012, increasing by approximately 5% in 2013, and 3% per year thereafter in 2014 through 2016;

  •
  a 3.4% decline in revenue per day in 2012, followed by 2% annual increases in revenue per day from 2013 through 2016;

  •
  2% annual inflation on all direct vehicle operating and SG&A expenses;

  •
  2% inflation in the purchase price of vehicles annually;

  •
  vehicle depreciation of approximately $200 per vehicle per month in 2012, increasing by approximately 16% in 2013, and 2% annually thereafter in 2014 through 2016;

  •
  2012 foreign currency rates were used for all years; accordingly, the impact of foreign currency volatility has not been considered;

  •
  one-month LIBOR will increase during the period from approximately 30 basis points in 2012 to an average rate of 1.62% in 2016;

  •
  the expiration of accelerated depreciation methods for tax purposes at the end of 2012, resulting in Dollar Thrifty being a cash tax payer in 2013 through 2016. Additionally, the prospective financial information assumes the reversal of approximately $50 million of prior tax deferrals in 2013 that would result in additional cash taxes paid in 2013; and

  •
  net income in 2013 includes a non-recurring tax benefit of $22.9 million associated with the expected reversal of a valuation allowance related to deferred tax assets associated with previously unrecognized Canadian operating loss carryforwards.

        No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by Dollar Thrifty's management that Dollar Thrifty's management believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the Transaction. Dollar Thrifty's stockholders are urged to review Dollar Thrifty's most recent filings with the SEC for a description of Dollar Thrifty's reported and anticipated results of operations, financial condition and capital resources during 2012, including the discussion under the caption "2012 Outlook" (which forms a part of "Management's Discussion and Analysis of Financial Condition and Results of Operations") in the Dollar Thrifty 10-K.

        The unaudited prospective financial information of Dollar Thrifty set forth above reflects the final financial forecasts provided to Hertz, the Dollar Thrifty Board and Dollar Thrifty's financial advisors in conjunction with their evaluation of the Transaction.

        Because of the forward-looking nature of the unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. Dollar Thrifty believes that there is a degree of volatility with respect to certain of Dollar Thrifty's GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Dollar Thrifty from providing accurate forecasted GAAP to non-GAAP reconciliations.

        For the reasons identified above, Dollar Thrifty believes that providing estimates of the amounts that would be required to reconcile Corporate Adjusted EBITDA and free cash flow to income before income taxes and cash flows from operating activities would imply a degree of precision that would be confusing or misleading to investors.

        Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Dollar Thrifty, Hertz or any other person to any stockholder of Dollar Thrifty regarding the ultimate performance of Dollar Thrifty compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such.

DOLLAR THRIFTY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Dollar Thrifty has retained J.P. Morgan and Goldman Sachs as its financial advisors to advise the Dollar Thrifty Board in connection with the Transaction. Additional information pertaining to the retention of J.P. Morgan and Goldman Sachs is set forth in Item 4—"Opinion of Dollar Thrifty's Financial Advisors" and "Background of the Offer" above.

        Pursuant to an engagement letter dated December 29, 2009, as amended May 10, 2011 and August 2, 2012, Dollar Thrifty has agreed to pay J.P. Morgan a fee of $16 million upon the closing of the Transaction, plus an additional fee of up to $2 million upon the closing of the Transaction at Dollar Thrifty's sole discretion based upon its assessment of J.P. Morgan's performance of its services to Dollar Thrifty. In addition, Dollar Thrifty has agreed to reimburse J.P. Morgan for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and disbursements of counsel, not to exceed $100,000 without the consent of Dollar Thrifty (such consent not to be unreasonably withheld), and indemnify J.P. Morgan for certain liabilities relating to or arising out of the engagement. The Dollar Thrifty Board has made no decision with respect to the discretionary fees that may be paid to J.P. Morgan.

        Pursuant to an engagement letter dated December 29, 2009, as amended May 9, 2011 and May 22, 2012, Dollar Thrifty has agreed to pay Goldman Sachs a fee for its services in connection with the Transaction in the amount of $14 million, payable upon the closing of the Transaction, plus an additional fee of up to $2 million at Dollar Thrifty's sole discretion based upon its assessment of Goldman Sachs' performance of its services to Dollar Thrifty. In addition, Dollar Thrifty has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and disbursements of counsel, not to exceed $100,000 without the consent of Dollar Thrifty (such consent not to be unreasonably withheld, except that consent shall not be required for fees and disbursements of its legal counsel), and to indemnify Goldman Sachs and related persons against various liabilities relating to or arising out of its engagement. The Dollar Thrifty Board has made no decision with respect to the discretionary fees that may be paid to Goldman Sachs.

        Dollar Thrifty has engaged Georgeson Inc. ("Georgeson") to assist it in connection with Dollar Thrifty's communications with its stockholders in connection with the Offer. Dollar Thrifty expects to pay customary compensation to Georgeson for such services. In addition, Dollar Thrifty expects to reimburse Georgeson for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Dollar Thrifty has also retained Sard Verbinnen & Co. ("Sard Verbinnen") as its public relations advisor in connection with the Offer. Dollar Thrifty has agreed to pay customary compensation to Sard Verbinnen for such services. In addition, Dollar Thrifty has agreed to reimburse Sard Verbinnen for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

        Except as set forth above, neither Dollar Thrifty nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Dollar Thrifty on its behalf with respect to the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        No transactions with respect to Dollar Thrifty common stock have been effected by Dollar Thrifty or, to Dollar Thrifty's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than the grant of the Top-Up Option pursuant to the Merger Agreement, during the past 60 days.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Dollar Thrifty routinely maintains contact with other participants in its industry, including Hertz and Avis Budget, regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. Dollar Thrifty's policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Dollar Thrifty may conduct.

        The Merger Agreement provides that, from and after the date of the Merger Agreement until September 25, 2012 (the "Go-Shop Period"), Dollar Thrifty and its representatives may, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission or making of competing acquisition proposals (subject to certain restrictions) and (ii) participate in any discussions or negotiations regarding, or furnish to any person any material nonpublic information in furtherance of a competing acquisition proposal, if, and only if, prior to so furnishing such information, Dollar Thrifty receives from such person an executed confidentiality agreement on terms no more favorable to such person than those contained in the confidentiality agreement between Dollar Thrifty and Hertz; provided that Dollar Thrifty shall promptly (within no more than 24 hours) provide to Hertz any material nonpublic information concerning Dollar Thrifty or its subsidiaries as provided to any such person that was not previously provided to Hertz. No later than 12:00 noon, New York time, on the business day after September 26, 2012 (the "No-Shop Start Date"), Dollar Thrifty shall, notify Hertz in writing of the identity of each person that submitted a competing acquisition proposal prior to September 26, 2012. Notwithstanding other non-solicitation obligations under the Merger Agreement, Dollar Thrifty may continue to engage in the activities described in clause (i) and/or (ii) of this paragraph with respect to third parties from whom Dollar Thrifty or any of its representatives has received, after the execution of the Merger Agreement and prior to the No-Shop Start Date, a competing acquisition proposal that the Dollar Thrifty Board determines, in good faith, prior to or as of the No-Shop Start Date and after consultation with its financial advisors and outside legal counsel, constitutes or would reasonably be expected to result in a superior competing acquisition proposal until the Acceptance Time.

        The Merger Agreement otherwise provides that, subject to limited exceptions, Dollar Thrifty will not, and will cause its affiliates not to and will not authorize or permit its and their respective representatives not to, directly or indirectly:

          (i)    solicit, initiate, knowingly facilitate or knowingly encourage the submission or making of a competing acquisition proposal;

          (ii)   participate in any discussions or negotiations regarding, or knowingly furnish to any person any material nonpublic information in furtherance of a competing acquisition proposal; or

          (iii)  enter into any agreement regarding a competing acquisition proposal.

        Except for actions that Dollar Thrifty is permitted to take during the Go-Shop Period or otherwise described in the preceding paragraphs or set forth elsewhere in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Dollar Thrifty is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Dollar Thrifty, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dollar Thrifty or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Dollar Thrifty or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Dollar Thrifty.

        Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Dollar Thrifty Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

Regulatory Approvals

        The Offer is conditioned on the expiration or termination of the applicable waiting periods required pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act") (the "HSR Approval"), and that the HSR Approval shall remain in full force and effect. In addition, the Offer is also conditioned on the confirmation by the Commissioner of the Vermont Department of Banking, Insurance, Securities & Health Care Administration (the "Vermont Department of Banking") that the approval granted in connection with the 2010 Merger Agreement remains effective and applicable to the Offer and the Merger. If Purchaser's acquisition of Shares is delayed due to a failure to satisfy any condition, the Offer will be extended in certain circumstances. See Section 1—"Terms of the Offer" in the Offer to Purchase.

U.S. Antitrust Clearance

        Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the FTC and the DOJ, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See Section 16—"Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase. Pursuant to the requirements of the

HSR Act, on July 14, 2011, Hertz filed a Notification and Report Form with the antitrust agencies with respect to a potential acquisition of Dollar Thrifty. On August 15, 2011, the FTC issued a second request to Hertz and Dollar Thrifty. Hertz has announced that it has signed a purchase agreement for the divestiture of its Advantage Rent-A-Car assets as well as certain Dollar Thrifty assets and associated airport concessions and that it is in discussions with the FTC with respect to the terms of a proposed consent order.

        At any time before or after Purchaser's acquisition of Dollar Thrifty common stock pursuant to the Offer, the DOJ or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Dollar Thrifty common stock pursuant to the Offer, or seeking the divestiture of Dollar Thrifty common stock acquired by Hertz or the divestiture of substantial assets of Dollar Thrifty or its subsidiaries or Hertz or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, the result thereof.

        If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, or if the FTC, the DOJ, a state attorney general, or a private party obtains an order enjoining the purchase of Dollar Thrifty common stock, then Hertz will not be obligated to proceed with the Offer or the purchase of any Dollar Thrifty common stock not previously purchased pursuant to the Offer. Additionally, Hertz may terminate the Offer if any action, proceeding, injunction, order or decree becomes applicable to Hertz that seeks to restrain or prohibit the Transactions.

Approval of Vermont Department of Banking

        One of Dollar Thrifty's subsidiaries is a risk retention group domiciled in the State of Vermont and generally is regulated by the Vermont Department of Banking. The insurance laws and regulations of the State of Vermont require that prior to the direct or indirect acquisition of control of a risk retention group, the person acquiring such control must obtain the written approval of the Commissioner of the Vermont Department of Banking. Hertz has informed Dollar Thrifty that, to the extent legally required, Hertz expects to request the Vermont Department of Banking to confirm that the approval it granted in 2010 to Hertz's indirect acquisition of control of Dollar Thrifty's risk retention group remains effective and applicable to the Offer and Merger.

Litigation

        Class action complaints relating to the 2010 Merger Agreement and the transactions contemplated therein with Hertz are pending in Oklahoma state court and Delaware Court of Chancery against Dollar Thrifty, its directors, and Hertz. These complaints were filed by various plaintiffs, for themselves and on behalf of Dollar Thrifty's stockholders, excluding defendants and their affiliates, and challenge the now terminated merger transaction, including the termination fee agreed to in the 2010 Merger Agreement. The cases and their current status are as follows: (1) Henzel v. Dollar Thrifty Automotive Group, Inc., et al. (Consolidated Case No. CJ-2010-02761, Dist. Ct. Tulsa County, Oklahoma)—The hearing on Dollar Thrifty's motion for reconsideration of Dollar Thrifty's motion to dismiss was set for September 28, 2010, but the parties agreed that it would not go forward on that day. This case has not been dismissed but is currently inactive; and (2) In Re: Dollar Thrifty Shareholder Litigation (Consolidated Case No. 5458-VCS, Delaware Court of Chancery)—By Order dated August 25, 2010, the Court certified a class consisting of "any and all record and beneficial holders of Dollar Thrifty common stock, their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, who held Dollar Thrifty common stock at any time between and including April 25, 2010 and the date of the consummation or termination of a merger between Dollar Thrifty and Hertz, but excluding defendants and their respective affiliates, including any and all of their respective successors in interest, representatives, trustees, executors, administrators, heirs, transferees (immediate and remote), and any person or entity acting for or on behalf of, or claiming under any of them, and each of them." The Court denied plaintiffs' motion for preliminary injunction on September 8, 2010. The plaintiffs served a subpoena on Avis Budget on September 27, 2010, and they have by consent adjourned the time to respond. There has been no response to the subpoena to date. On May 10, 2011, plaintiffs' counsel sent a letter to Dollar Thrifty's counsel demanding that the Dollar Thrifty Board rescind, cancel, or extract from Hertz an agreement not to enforce the termination fee agreed to in the 2010 Merger Agreement. On November 9, 2011, Hertz was dismissed without prejudice from the Delaware action. On September 6, 2012, the sole remaining class representative filed a motion seeking to have the action voluntarily dismissed as moot. A status conference before the Court is currently set for September 10, 2012.

        While Dollar Thrifty believes these claims are without merit and intends to defend against them vigorously, given the inherent uncertainties of litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of ultimate loss, if any, be reasonably estimated.

        Various other legal actions, claims and governmental inquiries and proceedings have been in the past, or may be in the future, asserted or instituted against Dollar Thrifty, including other purported class actions or proceedings relating to the terminated Hertz transaction or a potential transaction with Hertz or Avis Budget, and some that may demand large monetary damages or other relief which could result in significant expenditures.

Stockholder Rights Agreement

        Effective August 26, 2012, prior to the execution of the Merger Agreement, the Dollar Thrifty Board by unanimous vote of the directors approved a Second Amendment to Rights Agreement, which we call the Amendment, dated as of August 26, 2012, amending the Rights Agreement between Dollar Thrifty and Computershare Trust Company, N.A., as rights agent, dated as of May 18, 2011 and amended on February 17, 2012.

        The Amendment, among other things, renders the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement and the Transactions contemplated thereby. The Amendment provides that the execution and delivery of the Merger Agreement, the consummation of the Offer, the Merger and the other Transactions will not be deemed to result in either Hertz or Purchaser or any of their respective affiliates or associates becoming an "Acquiring Person" (as such term is defined in the Rights Agreement). In addition, the Amendment provides that none of a "Share Acquisition Date," a "Distribution Date," a "Flip-in Event" or a "Flip-over Event" (each as defined in the Rights Agreement) shall occur, and that the "Rights" (as defined in the Rights Agreement) will not separate from the Shares, in each case, by reason of the execution and delivery of the Merger Agreement, the consummation of the Offer, the Merger or the other Transactions. The Amendment also provides that the Rights Agreement shall terminate and all outstanding Rights shall expire immediately prior to the Acceptance Time, but only if the Acceptance Time shall have occurred. If the Merger Agreement is terminated, the changes to the Rights Agreement pursuant to the Amendment will be of no further force and effect.

        This summary does not purport to be complete and is qualified in its entirety by reference to the Second Amendment to Rights Agreement, which is attached hereto as Exhibit (e)(56) and incorporated herein by reference.

Top-Up Option.

        The Merger Agreement provides that, subject to certain conditions, Hertz and Purchaser have an irrevocable option, which we call the Top-Up Option, for so long as the Merger Agreement has not been terminated, to purchase from Dollar Thrifty a number of Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the Shares that Hertz and its subsidiaries (including Purchaser) own at the time of exercise of the Top-Up Option, would constitute one share more than 90%

of the Shares outstanding, at an exercise price per Top-Up Share equal to the Offer Price. Purchaser may, and at the request of Dollar Thrifty, Purchaser must (and at the request of Dollar Thrifty, Hertz shall cause Purchaser to) exercise the Top-Up Option, only if (i) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares is not prohibited by any law or restraint, (ii) The Top-Up Option is exercisable for not more than the number of authorized but unissued (and not reserved for issuance) Shares at the time of exercise, and (iii) Purchaser irrevocably commits upon exercise of the Top-Up Option to promptly effect a short-form merger following such exercise. Hertz and Purchaser may exercise the Top-Up Option once, in whole and not in part, promptly after the acceptance for payment by Purchaser of Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Tender Condition. The Top-Up Option will terminate upon the earlier of (a) the termination of the Merger Agreement and (b) the consummation of the Merger.

        The purchase price for the Top-Up Shares will be paid, at the election of Hertz or Purchaser, either (i) in cash or (ii) partially in cash at an amount equal to not less than the aggregate par value of such Top-Up Shares and in part by delivery of a promissory note for the balance of the purchase price, which promissory note shall (1) be due on the first anniversary of the closing of the exercise of the Top-Up Option, (2) bear simple interest of five percent per annum, payable quarterly, (3) have full recourse to Hertz, (4) be able to be prepaid at any time, in whole or in part, without premium or penalty and (5) provide that the unpaid principal and accrued interest thereunder shall immediately become due and payable (x) in the event that Purchaser fails to make any payment of interest as provided therein and such failure continues for a period of 30 days or (y) upon the occurrence of customary bankruptcy or insolvency events with respect to the Offer. The Dollar Thrifty Board has determined that such consideration for the Top-Up Shares is adequate.

        This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Delaware Business Combinations Statute

        Dollar Thrifty is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving Dollar Thrifty. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Dollar Thrifty Board has taken all action necessary to exempt the Offer, the Merger and the Merger Agreement, and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of August 26, 2012.

Other State Takeover Laws

        A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Dollar Thrifty, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. The Offer to Purchase states that Hertz has not yet complied with any such laws, and does not know whether any of these laws will, by their terms, apply to the Offer, the Merger or any other business combination between Dollar Thrifty and Hertz or its affiliates. The Dollar Thrifty Board has adopted a resolution approving the Offer and the Merger for purposes of any such law.

Stockholder Approval

        Dollar Thrifty has represented in the Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of Dollar Thrifty's capital stock necessary in connection with the consummation of the Merger. The Dollar Thrifty Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If Hertz, Purchaser and any of Hertz's other subsidiaries hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), Purchaser will merge with and into Dollar Thrifty under the "short-form" merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of Dollar Thrifty. If Hertz, Purchaser and any of Hertz's other subsidiaries hold, in the aggregate, less than 90% of the outstanding Shares, the affirmative vote, as permitted under Delaware law, of the holders of a majority of the issued and outstanding Shares to adopt the Merger Agreement will be required under the DGCL to effect the Merger. After the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of Dollar Thrifty and, in the event that the Top-Up Option is exercised, Purchaser will own a sufficient number of Shares to effect the Merger under the "short form" merger provisions of the DGCL.

Appraisal Rights

        Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares at the Effective Time (each such holder of Shares, a "Remaining Stockholder") who has neither voted in favor of the Merger nor consented thereto in writing and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of such holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price. The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex D hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar merger) is consummated.

        Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the corporate secretary of Dollar Thrifty (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a short-form merger under Section 253 of the DGCL (a "Short-Form Merger") but rather is being consummated following approval thereof at a meeting of Dollar Thrifty's stockholders (a "Long-Form Merger") or (y) within 20 days after the date that the surviving corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote of Dollar Thrifty's stockholders or by written consent of stockholders in lieu of a meeting. If the Merger is approved by a vote of stockholders at a meeting, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the adoption of the Merger Agreement, and voting against, abstaining from voting or failing to vote on the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262 of the DGCL. Also in such case, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

        A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

        A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of Dollar Thrifty called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger or if the Merger is approved by written consent of stockholders in lieu of a meeting.

        Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

        Within 120 days after the Effective Time, either Dollar Thrifty or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Dollar Thrifty common stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares of Dollar Thrifty common stock owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period.

        In Weinberger v. UOP, Inc., the Supreme Court of the State of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Supreme Court of Delaware has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation of the merger. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible as proof as of the date of the Merger and not the product of speculation, may be considered." In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder's exclusive remedy.

        Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as or less than the Offer Price, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. Dollar Thrifty expects that Hertz would cause the surviving corporation to argue in any appraisal proceeding that, for purposes thereof, the "fair value" of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

        Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

        At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for his or her Shares. After this period, such holder may withdraw his or her demand for appraisal only with the consent of Dollar Thrifty as the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder's rights to appraisal shall cease. Inasmuch as Dollar Thrifty has no obligation to file such a petition, and Dollar Thrifty understands Hertz has no present intention to cause or permit the surviving corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

        The preservation and exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. The foregoing summary of the rights of dissenting stockholders under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to the DGCL.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Section 14(f) Information Statement

        The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Purchaser's right, pursuant to the Merger Agreement, to designate persons to the Dollar Thrifty Board promptly after Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Information about Golden Parachute Compensation

        Messrs. Scott L. Thompson, H. Clifford Buster III, and Rick L. Morris and Ms. Vicki J. Vaniman are Dollar Thrifty's Named Executive Officers. R. Scott Anderson was also a Named Executive Officer for 2012. Mr. Anderson retired on December 31, 2011 and will not receive any enhanced or accelerated payments or benefits in connection with the contemplated Transactions, except that the final payment due under his retirement and consulting agreement may be accelerated depending upon the date upon which the Acceptance Time occurs. As required by SEC rules, the following table presents the calculated value of all compensation that is based upon or otherwise relates to the Offer and would potentially be paid or provided to the Named Executive Officers in connection with the consummation of the Offer. It assumes that the Offer consummation date is October 5, 2012, which is the proposed Acceptance Time according to the Offer to Purchase. The amounts disclosed in the following table also assume that each Named Executive Officer's employment is terminated by Dollar Thrifty without Cause (as defined in Item 3 above) or by the Named Executive Officer in a Qualified Termination (as defined in Item 3 above) on the Acceptance Time, and that he or she is therefore entitled to receive certain severance payments and benefits, even though these amounts may not become payable to each Named Executive Officer in connection with the Offer.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)	Total ($)
Scott L. Thompson, Chief Executive Officer, President and Director	12,176,182	8,885,538	0	109,368	5,003,372	0	26,174,460
H. Clifford Buster III, Senior Executive Vice President and Chief Financial Officer	5,348,810	3,305,313	0	75,223	0	0	8,729,346
Vicki J. Vaniman, Executive Vice President and General Counsel	2,058,522	1,700,388	0	75,295	0	0	3,834,205
Rick L. Morris, Executive Vice President and Chief Information Officer	1,927,368	1,350,388	0	89,875	0	0	3,367,631

(1)
These amounts include the following, as determined pursuant to the Employment Continuation Arrangements and detailed in the narrative discussion in Item 3: (a) lump-sum payments equivalent to two and one-half times (or three times base salary in Mr. Thompson's case) each Named Executive Officer's "base pay": Mr. Thompson, $2,400,000; Mr. Buster, $1,062,500;

  Ms. Vaniman, $750,000; Mr. Morris, $625,000; (b) lump-sum payments equivalent to two and one-half times (or three times in Mr. Thompson's case) the "incentive pay" for each Named Executive Officer: Mr. Thompson, $7,258,290; Mr. Buster, $3,024,288; Ms. Vaniman, $908,285; Mr. Morris, $908,285; (c) lump-sum payments equivalent to the annual bonus payable for the year of termination of employment: Mr. Thompson, $2,419,430; Mr. Buster, $1,209,715; Ms. Vaniman, $363,314; Mr. Morris, $363,314; and (d) accrued vacation: Mr. Thompson, $98,462; Mr. Buster, $52,308; Ms. Vaniman, $36,923; Mr. Morris $30,769. Amounts disclosed in this column would be payable only if Dollar Thrifty terminates the Named Executive Officer's employment without Cause or he or she has a Qualified Termination during the Employment Continuation Period. Amounts are generally paid in a lump-sum, subject to a six-month delay to the extent required by certain provisions of Section 409A of the Code.

(2)
As described in Item 3 above, these amounts represent the value of Shares underlying awards of performance units that are anticipated to be unvested and outstanding as of the Acceptance Time, and, pursuant to the terms of the Merger Agreement, will vest and be converted into a lump sum cash payment equal to the product of (a) $87.50 multiplied by (b) the number of Shares underlying such awards at the Acceptance Time. Pursuant to the instructions to Item 402(t) of Regulation S-K, amounts were calculated using the Offer Price of $87.50.

The outstanding equity awards included for each Named Executive Officer in the table are as follows: Mr. Thompson, 101,549 performance units; Mr. Buster, 37,775 performance units; Ms. Vaniman, 19,433 performance units; and Mr. Morris, 15,433 performance units. All the amounts included in the column are attributable to awards of performance units that vest solely as a result of a Change in Control, pursuant to the terms of the Merger Agreement

(3)
The Named Executive Officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements in connection with a Change in Control or related termination of employment. Pursuant to previous deferral elections, all accrued non-qualified deferred compensation will be paid out on a Change in Control. A portion of Ms. Vaniman's deferred compensation is held in the form of shares of Dollar Thrifty stock, which will be entitled to receive the Offer Price.

(4)
These amounts represent the value of: (a) health and life benefits continuation for two and one-half years (three years in Mr. Thompson's case): Mr. Thompson, $45,568; Mr. Buster, $31,223; Ms. Vaniman, $31,295; Mr. Morris, $45,875; (b) outplacement benefits of up to $20,000 (up to $35,000 in Mr. Thompson's case) for the one year following the termination date; and (c) a vehicle allowance for two and one-half years valued at $24,000 (three years in Mr. Thompson's case, valued at $28,800). These benefits are only paid or provided if Dollar Thrifty terminates the Named Executive Officer's employment without Cause or he or she has a Qualified Termination during the Employment Continuation Period.

(5)
This amount represents the approximate value of a tax gross-up for Mr. Thompson, calculated as if his employment were terminated without Cause or in a Qualified Termination during the Employment Continuation Period, using the Offer Price of $87.50. No other Named Executive Officer is entitled to a tax gross-up. Instead, Named Executive Officers, other than Mr. Thompson, have agreed to cut back any "parachute payments" to the extent that the payment of such benefits would be subject to taxes, interest or penalties under Section 280G of the Code (as defined in Item 3 above), if and only if such reduction would result in a net after-tax benefit for the Named Executive Officer. If Mr. Thompson's employment continues following a Change in Control, Mr. Thompson would not be entitled to a gross-up.

Cautionary Statement Regarding Forward-Looking Statements

        This Schedule 14D-9, and the documents incorporated herein by reference, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include information concerning Dollar Thrifty's outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "seek," "will," "may," "would," "should," "could," "forecasts" or similar expressions. These statements are based on certain assumptions that Dollar Thrifty has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that Dollar Thrifty believes are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

        Among other items, such factors could include: Hertz's ability to obtain regulatory approval for and to consummate the Transactions; the risk that expected synergies, operational efficiencies and cost savings from the Transactions may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Transactions; the retention of certain key employees of Dollar Thrifty may be difficult; the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for the Transactions; levels of travel demand, particularly with respect to airline passenger traffic in the United States and in global markets; significant changes in the competitive environment, including as a result of industry consolidation, and the effect of competition in our markets, including on our pricing policies or use of incentives; occurrences that disrupt rental activity during our peak periods; our ability to achieve cost savings and efficiencies and realize opportunities to increase productivity and profitability; an increase in our fleet costs as a result of an increase in the cost of new vehicles and/or a decrease in the price at which we dispose of used vehicles either in the used vehicle market or under repurchase or guaranteed depreciation programs; our ability to accurately estimate future levels of rental activity and adjust the size of our fleet accordingly; our ability to maintain sufficient liquidity and the availability to us of additional or continued sources of financing for our revenue earning equipment and to refinance our existing indebtedness; safety recalls by the manufacturers of our vehicles and equipment; a major disruption in our communication or centralized information networks; financial instability of the manufacturers of our vehicles and equipment; any impact on us from the actions of our licensees, franchisees, dealers and independent contractors; our ability to maintain profitability during adverse economic cycles and unfavorable external events (including war, terrorist acts, natural disasters and epidemic disease); shortages of fuel and increases or volatility in fuel costs; our ability to successfully integrate acquisitions and complete dispositions; our ability to maintain favorable brand recognition; costs and risks associated with litigation; risks related to our indebtedness; changes in accounting principles, or their application or interpretation, and our ability to make accurate estimates and the assumptions underlying the estimates, which could have an effect on earnings; changes in the existing, or the adoption of new laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect our operations, the cost thereof or applicable tax rates; changes to our senior management team; the effect of tangible and intangible asset impairment charges; the impact of our derivative instruments, which can be affected by fluctuations in interest rates and commodity prices; and our exposure to fluctuations in foreign exchange rates. Additional information concerning these and other factors can be found in our filings and Hertz's filings with the Securities and Exchange Commission, including our and Hertz's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

        Dollar Thrifty therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Dollar Thrifty or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Dollar Thrifty undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.    EXHIBITS

        The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated September 10, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012).
(a)(2)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012).
(a)(4)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012).
(a)(5)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012).
(a)(6)
Joint Press Release issued by Dollar Thrifty and Hertz, dated as of August 26, 2012: Hertz and Dollar Thrifty Announce Definitive Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on August 27, 2012).
(a)(7)	Communication with employees of Dollar Thrifty, dated August 26, 2012 (incorporated herein by reference to the Schedule 14D9-C filed with the SEC on August 27, 2012).
(a)(8)	Communication with management-level employees of Dollar Thrifty (incorporated herein by reference to the Schedule 14D9-C filed with the SEC on August 27, 2012).
(a)(9)	Investor presentation, dated August 27, 2007 (incorporated herein by reference to the Schedule 14D-9C filed with the SEC on August 27, 2012).
(a)(10)	Transcript from joint conference call by Dollar Thrifty and Hertz, dated as of August 26, 2012 (incorporated herein by reference to the Schedule 14D9-C filed with the SEC on August 27, 2012).
(a)(11)	Opinion of J.P. Morgan Securities LLC to the Dollar Thrifty Board, dated August 26, 2012 (included as Annex B to this Schedule 14D-9).
(a)(12)	Opinion of Goldman, Sachs & Co. to the Dollar Thrifty Board, dated August 26, 2012 (included as Annex C to this Schedule 14D-9).
(a)(13)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex D to this Schedule 14D-9).
(a)(14)	Letter to the Stockholders of Dollar Thrifty from the Chairman of the Dollar Thrifty Board, dated September 10, 2012 (filed herewith).

Exhibit Number	Description
(e)(1)	Excerpts from Dollar Thrifty Definitive Proxy Statement on Schedule 14A relating to the 2012 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 26, 2012 and amended on April 26, 2012 and April 30, 2012 (attached hereto as Annex A).
(e)(2)
Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of December 9, 2008 (filed as Exhibit 10.212 with Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009), as amended effective on March 16, 2009 (filed as Exhibit 10.221 with Dollar Thrifty's Form 8-K filed May 20, 2009) and effective on March 31, 2009 (filed as Exhibit 10.219 with Dollar Thrifty's Form 10-Q for the quarterly period ended March 31, 2009, filed May 6, 2009), (incorporated herein by reference to Exhibit 10.235 to Form 10-Q for the quarterly period ended March 31, 2010, filed May 5, 2010).
(e)(3)
Second Amendment to Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of May 14, 2009 (incorporated herein by reference to Exhibit 10.221 to Form 8-K filed May 20, 2009).
(e)(4)
Third Amendment to Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of April 2, 2012 (incorporated herein by reference to Exhibit 10.259 to Form 10-Q for the quarterly period ended March 31, 2012, filed May 9, 2012).
(e)(5)
Fourth Amendment to Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of April 2, 2012 (incorporated herein by reference to Exhibit 10.260 to Dollar Thrifty's Form 8-K filed June 8, 2012).
(e)(6)	Dollar Thrifty Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Dollar Thrifty's Registration Statement on Form S-1, as amended (Registration No. 333-39661)).
(e)(7)	Amendment to Long-Term Incentive Plan dated as of September 29, 1998 (incorporated by reference to Exhibit 10.13 to Dollar Thrifty's Form S-8, filed May 28, 1999).
(e)(8)
Amended and Restated Long-Term Incentive Plan and Director Equity Plan dated as of March 23, 2005 and Adopted by Shareholders on May 20, 2005 (incorporated by reference to Exhibit 10.54 to Dollar Thrifty's Form 8-K, filed May 25, 2005).
(e)(9)
Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty, dated as of December 9, 2008 (incorporated herein by reference to Exhibit 10.204 of Form 8-K, filed December 15, 2008).
(e)(10)
First Amendment to Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty, dated as of March 24, 2010 (incorporated herein by reference to Exhibit 10.234 to Form 10-Q for the quarterly period ended March 31, 2010, filed May 5, 2010).
(e)(11)
Second Amendment to Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty, dated as of December 9, 2011 (incorporated herein by reference to Exhibit 10.252 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).
(e)(12)	Employment Continuation Agreement, dated December 9, 2008 between Dollar Thrifty and Scott L. Thompson (incorporated herein by reference to Exhibit 10.205 to Form 8-K filed December 15, 2008).

Exhibit Number	Description
(e)(13)	Dollar Thrifty Summary of Non-employee Director's Compensation effective January 1, 2012 (incorporated herein by reference to Exhibit 10.253 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).
(e)(14)
Form of Restricted Stock Units Grant Agreement between Dollar Thrifty and the applicable director (incorporated herein by reference to Exhibit 10.257 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).
(e)(15)
Form of Restricted Stock Units Grant Agreement between Dollar Thrifty and the applicable director (incorporated herein by reference to Exhibit 10.231 to Form 10-K for the fiscal year ended December 31, 2009, filed March 4, 2010).
(e)(16)
Form of Restricted Stock Unit Grant Agreement Between Dollar Thrifty and the applicable employee (incorporated by reference to Exhibit 10.224 to Dollar Thrifty's Form 10-Q for the quarterly period ended June 30, 2009, filed August 6, 2009).
(e)(17)	Form of Performance Units Grant Agreement between Dollar Thrifty and the applicable employee (incorporated herein by reference to Exhibit 10.237 to Form 8-K filed December 9, 2010).
(e)(18)
Form of Performance Units Grant Agreement between Dollar Thrifty and the applicable employee (incorporated herein by reference to Exhibit 10.256 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).
(e)(19)	Form of Stock Option Grant Agreement between Dollar Thrifty and the applicable employee (incorporated herein by reference to Exhibit 10.160 to Form 8-K, filed February 6, 2008).
(e)(20)	Amended and Restated Retirement Plan effective as of December 9, 2008 (incorporated by reference to Exhibit 10.211 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(21)
Unanimous Consent to Action of the Human Resources and Compensation Committee of the Dollar Thrifty Board Taken in Lieu of Special Meeting effective December 2, 2004 regarding the Fourth Amendment to Retirement Plan dated December 2, 2004, with amendment attached (incorporated by reference to Exhibit 10.40 to Dollar Thrifty's Form 8-K, filed December 8, 2004).
(e)(22)
Dollar Thrifty Retirement Savings Plan under the Bank of Oklahoma N.A. Defined Contribution Prototype Plan & Trust, as adopted by Dollar Thrifty pursuant to the Adoption Agreement (incorporated by reference to Exhibit 10.38 to Dollar Thrifty's Form 10-Q for the quarterly period ended September 30, 2004, filed November 4, 2004).
(e)(23)
Adoption Agreement #005 Nonstandardized 401(k) Profit Sharing Plan (incorporated by reference to Exhibit 10.39 to Dollar Thrifty's Form 10-Q for the quarterly period ended September 30, 2004, filed November 4, 2004).
(e)(24)
Unanimous Consent to Action of the Human Resources and Compensation Committee of the Dollar Thrifty Board Taken in Lieu of Special Meeting effective December 2, 2004 regarding the amendment to the Dollar Thrifty Retirement Savings Plan under the Bank of Oklahoma N.A. Defined Contribution Prototype Plan & Trust dated January 1, 2005, with amendment attached (incorporated by reference to Exhibit 10.41 to Dollar Thrifty's Form 8-K, filed December 8, 2004).

Exhibit Number	Description
(e)(25)	Unanimous Consent to Action of the Human Resources and Compensation Committee of the Dollar Thrifty Board Taken in Lieu of Special Meeting effective February 1, 2006 regarding the amendment and restatement of Appendix C to the Dollar Thrifty Retirement Savings Plan, with Appendix C attached (incorporated by reference to Exhibit 10.97 to Dollar Thrifty's Form 8-K, filed February 7, 2006).
(e)(26)
Consent to Action in Lieu of Meeting of the Dollar Thrifty Board effective January 1, 2008 regarding the amendment to the Dollar Thrifty Retirement Savings Plan under the Bank of Oklahoma N.A. Defined Contribution Prototype Plan and Trust dated November 29, 2007 (incorporated by reference to Exhibit 10.180 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(27)
Pentastar Transportation Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.8 to Dollar Thrifty's Registration Statement on Form S-1, as amended (Registration No. 333-39661)).
(e)(28)	2009 Deferred Compensation Plan effective January 1, 2009 (incorporated herein by reference to Exhibit 10.214 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(29)
Amended and Restated Deferred Compensation Plan dated December 9, 2008 (incorporated herein by reference to Exhibit 10.211 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(30)
Form of Director's Deferred Compensation Election between Dollar Thrifty and the applicable director (incorporated herein by reference to Exhibit 10.229 to Form 10-K for the fiscal year ended December 31, 2009, filed March 4, 2010).
(e)(31)
Form of Directors Deferred Compensation Election between Dollar Thrifty and the applicable director (incorporated herein by reference to Exhibit 10.240 to Form 10-K for the fiscal year ended December 31, 2010, filed February 28, 2011).
(e)(32)
Form of Indemnification Agreement between Dollar Thrifty and the applicable employee (incorporated herein by reference to Exhibit 10.217 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(33)
Indemnification Agreement dated as of May 23, 2008 between Dollar Thrifty and Scott L. Thompson, Senior Executive Vice President and Chief Financial Officer (incorporated herein by reference to Exhibit 10.191 to Form 8-K, filed May 28, 2008).
(e)(34)
Indemnification Agreement dated as of March 22, 2006 between Dollar Thrifty and Richard W. Neu, non-employee director (incorporated herein by reference to Exhibit 10.106 to Form 8-K, filed March 27, 2006).
(e)(35)
Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and Vicki J. Vaniman, Executive Vice President and General Counsel (incorporated herein by reference to Exhibit 10.70 to Form 8-K, filed May 25, 2005).
(e)(36)
Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and R. Scott Anderson, Senior Executive Vice President (incorporated herein by reference to Exhibit 10.67 to Form 8-K, filed May 25, 2005).
(e)(37)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and John C. Pope, non-employee director (incorporated herein by reference to Exhibit 10.61 to Form 8-K, filed May 25, 2005).

Exhibit Number	Description
(e)(38)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and Edward C. Lumley, non-employee director (incorporated herein by reference to Exhibit 10.60 to Form 8-K, filed May 25, 2005).
(e)(39)
Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and Maryann N. Keller, non-employee director (incorporated herein by reference to Exhibit 10.59 to Form 8-K, filed May 25, 2005).
(e)(40)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and Thomas P. Capo, non-employee director (incorporated herein by reference to Exhibit 10.58 to Form 8-K, filed May 25, 2005).
(e)(41)	Dollar Thrifty 2012 Executive Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.254 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2011).
(e)(42)
Notice of Election Regarding Payment of Director's Fees (As Amended and Restated) dated December 2, 2005 executed by Maryann N. Keller (incorporated by reference to Exhibit 10.82 to Dollar Thrifty's Form 8-K, filed December 8, 2005).
(e)(43)
Amendment to Notice of Election Regarding Payment of Director's Fees (Earned and Deferred through December 31, 2007) dated December 31, 2007 executed by Thomas P. Capo (incorporated by reference to Exhibit 10.177 to Dollar Thrifty's 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(44)
Amendment to Notice of Election Regarding Payment of Director's Fees (Earned and Deferred through December 31, 2007) dated December 26, 2007 executed by Richard W. Neu (incorporated by reference to Exhibit 10.178 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(45)
Amendment to Notice of Election Regarding Payment of Director's Fees (Earned and Deferred through December 31, 2007) dated December 31, 2007 executed by John C. Pope (incorporated by reference to Exhibit 10.179 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(46)
Amendment to Notice of Election Regarding Payment of Director's Fees for Calendar Year 2008 dated December 31, 2007 executed by Thomas P. Capo (incorporated by reference to Exhibit 10.181 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(47)
Amendment to Notice of Election Regarding Payment of Director's Fees for Calendar Year 2008 dated December 26, 2007 executed by Richard W. Neu (incorporated by reference to Exhibit 10.184 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(48)
Form of Director's Deferred Compensation Election between Dollar Thrifty and the applicable director (incorporated by reference to Exhibit 10.229 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2009, filed March 4, 2010).
(e)(49)
Retirement and Consulting Agreement by and between R. Scott Anderson and Dollar Thrifty effective December 15, 2011(incorporated herein by reference to Exhibit 10.255 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).
(e)(50)	Restated Certificate of Incorporation of Dollar Thrifty, dated June 11, 2012 (incorporated herein by reference to Exhibit 3.1 to Form 10-Q filed August 2, 2012).

Exhibit Number	Description
(e)(51)	Dollar Thrifty Fifth Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to Form 8-K, filed June 6, 2012).
(e)(52)	Agreement and Plan of Merger, dated as of August 26, 2012, by and among Hertz, Purchaser and Dollar Thrifty (incorporated herein by reference to Exhibit 2.1 to Form 8-K, filed August 27, 2012).
(e)(53)
Rights Agreement, dated as of May 18, 2011 between Dollar Thrifty and Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 1 to Form 8-A, filed May 18, 2011).
(e)(54)
First Amendment to Rights Agreement, dated as of February 17, 2012, by and between Dollar Thrifty and Rights Agent (incorporated herein by reference to Exhibit 2 to the Amendment to Registration Statement on Form 8-A, filed February 21, 2011).
(e)(55)	Confidentiality and Exclusivity Agreement, dated as of August 2, 2012, by and between Dollar Thrifty and Hertz (filed herewith).
(e)(56)
Second Amendment to Rights Agreement dated as of August 26, 2012, by and between Dollar Thrifty and Rights Agent (incorporated herein by reference to Exhibit 3 to the Amendment to Registration Statement on Form 8-A, filed August 27, 2012).
(g)	Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. (Registrant)
September 10, 2012	By:	/s/ H. CLIFFORD BUSTER III H. Clifford Buster III Senior Executive Vice President, Chief Financial Officer and Principal Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated September 10, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012)
(a)(2)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012)
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012)
(a)(4)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012)
(a)(5)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by Hertz on September 10, 2012)
(a)(6)
Joint Press Release issued by Dollar Thrifty and Hertz, dated as of August 26, 2012: Hertz and Dollar Thrifty Announce Definitive Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on August 27, 2012).
(a)(7)	Communication with employees of Dollar Thrifty, dated August 26, 2012 (incorporated herein by reference to the Schedule 14D9-C filed with the SEC on August 27, 2012).
(a)(8)	Communication with management-level employees of Dollar Thrifty (incorporated herein by reference to the Schedule 14D9-C filed with the SEC on August 27, 2012).
(a)(9)	Investor presentation, dated August 27, 2007 (incorporated herein by reference to the Schedule 14D-9C filed with the SEC on August 27, 2012).
(a)(10)	Transcript from joint conference call by Dollar Thrifty and Hertz, dated as of August 26, 2012 (incorporated herein by reference to the Schedule 14D9-C filed with the SEC on August 27, 2012).
(a)(11)	Opinion of J.P. Morgan Securities LLC to the Dollar Thrifty Board, dated August 26, 2012 (included as Annex B to this Schedule 14D-9).
(a)(12)	Opinion of Goldman, Sachs & Co. to the Dollar Thrifty Board, dated August 26, 2012 (included as Annex C to this Schedule 14D-9).
(a)(13)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex D to this Schedule 14D-9).
(a)(14)	Letter to the Stockholders of Dollar Thrifty from the Chairman of the Dollar Thrifty Board, dated September 10, 2012 (filed herewith).
(e)(1)
Excerpts from Dollar Thrifty Definitive Proxy Statement on Schedule 14A relating to the 2012 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 26, 2012 and amended on April 26, 2012 and April 30, 2012 (attached hereto as Annex A).

Exhibit Number	Description
(e)(2)	Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of December 9, 2008 (filed as Exhibit 10.212 with Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009), as amended effective on March 16, 2009 (filed as Exhibit 10.221 with Dollar Thrifty's Form 8-K filed May 20, 2009) and effective on March 31, 2009 (filed as Exhibit 10.219 with Dollar Thrifty's Form 10-Q for the quarterly period ended March 31, 2009, filed May 6, 2009), (incorporated herein by reference to Exhibit 10.235 to Form 10-Q for the quarterly period ended March 31, 2010, filed May 5, 2010).
(e)(3)
Second Amendment to Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of May 14, 2009 (incorporated herein by reference to Exhibit 10.221 to Form 8-K filed May 20, 2009).
(e)(4)
Third Amendment to Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of April 2, 2012 (incorporated herein by reference to Exhibit 10.259 to Form 10-Q for the quarterly period ended March 31, 2012, filed May 9, 2012).
(e)(5)
Fourth Amendment to Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of April 2, 2012 (incorporated herein by reference to Exhibit 10.260 to Dollar Thrifty's Form 8-K filed June 8, 2012).
(e)(6)	Dollar Thrifty Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Dollar Thrifty's Registration Statement on Form S-1, as amended (Registration No. 333-39661)).
(e)(7)	Amendment to Long-Term Incentive Plan dated as of September 29, 1998 (incorporated by reference to Exhibit 10.13 to Dollar Thrifty's Form S-8, filed May 28, 1999).
(e)(8)
Amended and Restated Long-Term Incentive Plan and Director Equity Plan dated as of March 23, 2005 and Adopted by Shareholders on May 20, 2005 (incorporated by reference to Exhibit 10.54 to Dollar Thrifty's Form 8-K, filed May 25, 2005).
(e)(9)
Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty, dated as of December 9, 2008 (incorporated herein by reference to Exhibit 10.204 of Form 8-K, filed December 15, 2008).
(e)(10)
First Amendment to Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty, dated as of March 24, 2010 (incorporated herein by reference to Exhibit 10.234 to Form 10-Q for the quarterly period ended March 31, 2010, filed May 5, 2010).
(e)(11)
Second Amendment to Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty, dated as of December 9, 2011 (incorporated herein by reference to Exhibit 10.252 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).
(e)(12)	Employment Continuation Agreement, dated December 9, 2008 between Dollar Thrifty and Scott L. Thompson (incorporated herein by reference to Exhibit 10.205 to Form 8-K filed December 15, 2008).
(e)(13)
Dollar Thrifty Summary of Non-employee Director's Compensation effective January 1, 2012 (incorporated herein by reference to Exhibit 10.253 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).

Exhibit Number	Description
(e)(14)	Form of Restricted Stock Units Grant Agreement between Dollar Thrifty and the applicable director (incorporated herein by reference to Exhibit 10.257 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).
(e)(15)
Form of Restricted Stock Units Grant Agreement between Dollar Thrifty and the applicable director (incorporated herein by reference to Exhibit 10.231 to Form 10-K for the fiscal year ended December 31, 2009, filed March 4, 2010).
(e)(16)
Form of Restricted Stock Unit Grant Agreement Between Dollar Thrifty and the applicable employee (incorporated by reference to Exhibit 10.224 to Dollar Thrifty's Form 10-Q for the quarterly period ended June 30, 2009, filed August 6, 2009).
(e)(17)	Form of Performance Units Grant Agreement between Dollar Thrifty and the applicable employee (incorporated herein by reference to Exhibit 10.237 to Form 8-K filed December 9, 2010).
(e)(18)
Form of Performance Units Grant Agreement between Dollar Thrifty and the applicable employee (incorporated herein by reference to Exhibit 10.256 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).
(e)(19)	Form of Stock Option Grant Agreement between Dollar Thrifty and the applicable employee (incorporated herein by reference to Exhibit 10.160 to Form 8-K, filed February 6, 2008).
(e)(20)	Amended and Restated Retirement Plan effective as of December 9, 2008 (incorporated by reference to Exhibit 10.211 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(21)
Unanimous Consent to Action of the Human Resources and Compensation Committee of the Dollar Thrifty Board Taken in Lieu of Special Meeting effective December 2, 2004 regarding the Fourth Amendment to Retirement Plan dated December 2, 2004, with amendment attached (incorporated by reference to Exhibit 10.40 to Dollar Thrifty's Form 8-K, filed December 8, 2004).
(e)(22)
Dollar Thrifty Retirement Savings Plan under the Bank of Oklahoma N.A. Defined Contribution Prototype Plan & Trust, as adopted by Dollar Thrifty pursuant to the Adoption Agreement (incorporated by reference to Exhibit 10.38 to Dollar Thrifty's Form 10-Q for the quarterly period ended September 30, 2004, filed November 4, 2004).
(e)(23)
Adoption Agreement #005 Nonstandardized 401(k) Profit Sharing Plan (incorporated by reference to Exhibit 10.39 to Dollar Thrifty's Form 10-Q for the quarterly period ended September 30, 2004, filed November 4, 2004).
(e)(24)
Unanimous Consent to Action of the Human Resources and Compensation Committee of the Dollar Thrifty Board Taken in Lieu of Special Meeting effective December 2, 2004 regarding the amendment to the Dollar Thrifty Retirement Savings Plan under the Bank of Oklahoma N.A. Defined Contribution Prototype Plan & Trust dated January 1, 2005, with amendment attached (incorporated by reference to Exhibit 10.41 to Dollar Thrifty's Form 8-K, filed December 8, 2004).
(e)(25)
Unanimous Consent to Action of the Human Resources and Compensation Committee of the Dollar Thrifty Board Taken in Lieu of Special Meeting effective February 1, 2006 regarding the amendment and restatement of Appendix C to the Dollar Thrifty Retirement Savings Plan, with Appendix C attached (incorporated by reference to Exhibit 10.97 to Dollar Thrifty's Form 8-K, filed February 7, 2006).

Exhibit Number	Description
(e)(26)	Consent to Action in Lieu of Meeting of the Dollar Thrifty Board effective January 1, 2008 regarding the amendment to the Dollar Thrifty Retirement Savings Plan under the Bank of Oklahoma N.A. Defined Contribution Prototype Plan and Trust dated November 29, 2007 (incorporated by reference to Exhibit 10.180 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(27)
Pentastar Transportation Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.8 to Dollar Thrifty's Registration Statement on Form S-1, as amended (Registration No. 333-39661)).
(e)(28)	2009 Deferred Compensation Plan effective January 1, 2009 (incorporated herein by reference to Exhibit 10.214 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(29)
Amended and Restated Deferred Compensation Plan dated December 9, 2008 (incorporated herein by reference to Exhibit 10.211 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(30)
Form of Director's Deferred Compensation Election between Dollar Thrifty and the applicable director (incorporated herein by reference to Exhibit 10.229 to Form 10-K for the fiscal year ended December 31, 2009, filed March 4, 2010).
(e)(31)
Form of Directors Deferred Compensation Election between Dollar Thrifty and the applicable director (incorporated herein by reference to Exhibit 10.240 to Form 10-K for the fiscal year ended December 31, 2010, filed February 28, 2011).
(e)(32)
Form of Indemnification Agreement between Dollar Thrifty and the applicable employee (incorporated herein by reference to Exhibit 10.217 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(33)
Indemnification Agreement dated as of May 23, 2008 between Dollar Thrifty and Scott L. Thompson, Senior Executive Vice President and Chief Financial Officer (incorporated herein by reference to Exhibit 10.191 to Form 8-K, filed May 28, 2008).
(e)(34)
Indemnification Agreement dated as of March 22, 2006 between Dollar Thrifty and Richard W. Neu, non-employee director (incorporated herein by reference to Exhibit 10.106 to Form 8-K, filed March 27, 2006).
(e)(35)
Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and Vicki J. Vaniman, Executive Vice President and General Counsel (incorporated herein by reference to Exhibit 10.70 to Form 8-K, filed May 25, 2005).
(e)(36)
Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and R. Scott Anderson, Senior Executive Vice President (incorporated herein by reference to Exhibit 10.67 to Form 8-K, filed May 25, 2005).
(e)(37)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and John C. Pope, non-employee director (incorporated herein by reference to Exhibit 10.61 to Form 8-K, filed May 25, 2005).
(e)(38)
Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and Edward C. Lumley, non-employee director (incorporated herein by reference to Exhibit 10.60 to Form 8-K, filed May 25, 2005).

Exhibit Number	Description
(e)(39)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and Maryann N. Keller, non-employee director (incorporated herein by reference to Exhibit 10.59 to Form 8-K, filed May 25, 2005).
(e)(40)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty and Thomas P. Capo, non-employee director (incorporated herein by reference to Exhibit 10.58 to Form 8-K, filed May 25, 2005).
(e)(41)	Dollar Thrifty 2012 Executive Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.254 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2011).
(e)(42)
Notice of Election Regarding Payment of Director's Fees (As Amended and Restated) dated December 2, 2005 executed by Maryann N. Keller (incorporated by reference to Exhibit 10.82 to Dollar Thrifty's Form 8-K, filed December 8, 2005).
(e)(43)
Amendment to Notice of Election Regarding Payment of Director's Fees (Earned and Deferred through December 31, 2007) dated December 31, 2007 executed by Thomas P. Capo (incorporated by reference to Exhibit 10.177 to Dollar Thrifty's 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(44)
Amendment to Notice of Election Regarding Payment of Director's Fees (Earned and Deferred through December 31, 2007) dated December 26, 2007 executed by Richard W. Neu (incorporated by reference to Exhibit 10.178 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(45)
Amendment to Notice of Election Regarding Payment of Director's Fees (Earned and Deferred through December 31, 2007) dated December 31, 2007 executed by John C. Pope (incorporated by reference to Exhibit 10.179 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(46)
Amendment to Notice of Election Regarding Payment of Director's Fees for Calendar Year 2008 dated December 31, 2007 executed by Thomas P. Capo (incorporated by reference to Exhibit 10.181 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(47)
Amendment to Notice of Election Regarding Payment of Director's Fees for Calendar Year 2008 dated December 26, 2007 executed by Richard W. Neu (incorporated by reference to Exhibit 10.184 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008).
(e)(48)
Form of Director's Deferred Compensation Election between Dollar Thrifty and the applicable director (incorporated by reference to Exhibit 10.229 to Dollar Thrifty's Form 10-K for the fiscal year ended December 31, 2009, filed March 4, 2010).
(e)(49)
Retirement and Consulting Agreement by and between R. Scott Anderson and Dollar Thrifty effective December 15, 2011(incorporated herein by reference to Exhibit 10.255 to Form 10-K for the fiscal year ended December 31, 2011, filed February 28, 2012).
(e)(50)	Restated Certificate of Incorporation of Dollar Thrifty, dated June 11, 2012 (incorporated herein by reference to Exhibit 3.1 to Form 10-Q filed August 2, 2012).
(e)(51)	Dollar Thrifty Fifth Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to Form 8-K, filed June 6, 2012).

Exhibit Number	Description
(e)(52)	Agreement and Plan of Merger, dated as of August 26, 2012, by and among Hertz, Purchaser and Dollar Thrifty (incorporated herein by reference to Exhibit 2.1 to Form 8-K, filed August 27, 2012).
(e)(53)
Rights Agreement, dated as of May 18, 2011 between Dollar Thrifty and Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 1 to Form 8-A, filed May 18, 2011).
(e)(54)
First Amendment to Rights Agreement, dated as of February 17, 2012, by and between Dollar Thrifty and Rights Agent (incorporated herein by reference to Exhibit 2 to the Amendment to Registration Statement on Form 8-A, filed February 21, 2011).
(e)(55)	Confidentiality and Exclusivity Agreement, dated as of August 2, 2012, by and between Dollar Thrifty and Hertz (filed herewith).
(e)(56)
Second Amendment to Rights Agreement dated as of August 26, 2012, by and between Dollar Thrifty and Rights Agent (incorporated herein by reference to Exhibit 3 to the Amendment to Registration Statement on Form 8-A, filed August 27, 2012).
(g)	Not applicable.

ANNEX A

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 EAST 31ST STREET
TULSA, OKLAHOMA 74135

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

        This Information Statement, which we call the Information Statement, is being mailed on or about September 10, 2012 to holders of record of common stock, par value $0.01 per share, of Dollar Thrifty Automotive Group, Inc., a Delaware corporation, which we call Dollar Thrifty, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9, which we call the Schedule 14D-9, of Dollar Thrifty with respect to the cash tender offer, or the Offer, by HDTMS, Inc. or Purchaser, a Delaware corporation and a wholly owned indirect subsidiary of Hertz Global Holdings, Inc., a Delaware corporation, to purchase all shares of Dollar Thrifty common stock, which we refer to as the Shares, that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we," and "our" to refer to Dollar Thrifty. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of stockholders to a majority of the seats on the Dollar Thrifty board of directors, which we refer to as the Dollar Thrifty Board. Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of August 26, 2012, by and among Dollar Thrifty, Purchaser and Hertz (as such agreement may be amended or supplemented from time to time in accordance with its terms, the "Merger Agreement").

        Pursuant to the Merger Agreement, Purchaser commenced on September 10, 2012 a cash tender offer to purchase each of the Shares for $87.50 in cash, without interest and less any required withholding taxes, which we refer to as the Offer Price. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Dollar Thrifty in accordance with the General Corporation Law of the State of Delaware or the DGCL, which we refer to as the second-step merger, with Dollar Thrifty surviving as an indirect wholly owned subsidiary of Hertz, pursuant to which Shares not owned by Dollar Thrifty, Hertz, Purchaser or any of their subsidiaries or by Dollar Thrifty stockholders who perfect appraisal rights under Section 262 of the DGCL (as described in Item 8—"Additional Information—Appraisal Rights" of the Schedule 14D-9), would be converted into the right to receive an amount of cash, without interest and less any required withholding taxes, equal to the Offer Price.

        The detailed terms and conditions of the offer are set forth in the Offer to Purchase, dated September 10, 2012, which we refer to as the Offer to Purchase, filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO dated September 10, 2012 (together with the exhibits thereto and as amended from time to time, the "Schedule TO"), and the related Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute, and are referred to as, the Offer). The Offer is initially scheduled to expire at 12:00 Midnight, New York City Time, on Friday, October 5, 2012, which we call the expiration date, unless Purchaser extends the Offer.

        Upon the acceptance for payment by Purchaser of Shares tendered pursuant to the Offer representing at least 50% of the issued and outstanding Shares on a fully diluted basis (the "Acceptance Time"), subject to compliance with Dollar Thrifty's organizational documents, applicable law and the regulations of the NYSE, Purchaser will be entitled to designate, elect or cause the Dollar Thrifty Board to elect such number of directors to the Dollar Thrifty Board as is equal to the product, rounded up to the next whole number, of (i) the total number of directors on the Dollar Thrifty Board (determined after giving effect to any new directors designated or elected pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Hertz, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding, and Dollar Thrifty shall, upon Purchaser's request, cause the Dollar Thrifty Board to promptly (A) adopt resolutions (1) increasing the size of the Dollar Thrifty Board by the number of directors necessary to give effect to the above (after giving effect to any concurrent resignations of incumbent directors) and (2) as necessary to give effect to Dollar Thrifty's other obligations with regards to directors and committees, (B) elect Purchaser's designees to fill such newly created directorships on the Dollar Thrifty Board and (C) take all such other actions necessary to elect or designate to the Dollar Thrifty Board the individuals designated by Purchaser and permitted to be so designated by the Merger Agreement (including, if necessary, by securing the resignations of such number of incumbent directors as is necessary or desirable to enable Purchaser's designees to be so elected or designated to the Dollar Thrifty Board). Upon Purchaser's request, at such time as Purchaser is entitled to elect or designate directors to the Dollar Thrifty Board, Dollar Thrifty must also cause (a) each committee of the Dollar Thrifty Board, (b) the board of directors of each of its subsidiaries and (c) each committee of such board of directors of each of its subsidiaries, to include persons designated by Purchaser constituting at least the same percentage of each such committee or board of directors as Purchaser's designees constitute on the Dollar Thrifty Board.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, in connection with the possible appointment of Hertz's designees to the Dollar Thrifty Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement. The information contained in this Information Statement (including information incorporated by reference herein) concerning Purchaser and concerning Hertz's designees has been furnished to Dollar Thrifty by Hertz and Purchaser, and the company assumes no responsibility for the accuracy or completeness of such information.

 PURCHASER'S DESIGNEES TO THE BOARD

        As of the date of this Information Statement, Purchaser has not determined who will be its designees to the Dollar Thrifty Board. However, the designees will be selected from the list of potential designees provided below, whom we refer to as Potential Designees. The Potential Designees have consented to serve as directors of Dollar Thrifty if so designated. None of the Potential Designees currently is a director of, or holds any position with, Dollar Thrifty. Hertz and Purchaser have informed Dollar Thrifty that, to their knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of Dollar Thrifty, has a familial relationship with any director or executive officer of Dollar Thrifty or has been involved in any transactions with Dollar Thrifty or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the U.S. Securities and Exchange Commission.

        Hertz and Purchaser have informed Dollar Thrifty that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than October 5, 2012. At such time, Purchaser will become entitled to designate at least a majority of the members of the Dollar Thrifty Board. It is currently not known which, if any, of the current directors of Dollar Thrifty would resign.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Mark P. Frissora	57	Chairman of the Board of Hertz since January 1, 2007, and Chief Executive Officer and a director of Hertz since July 2006. Prior to joining the Corporation and Hertz, Mr. Frissora served as Chief Executive Officer of Tenneco Inc. ("Tenneco") from November 1999 to July 2006 and as President of the automotive operations of Tenneco from April 1999 to July 2006. He also served as the Chairman of Tenneco from March 2000 to July 2006. From 1996 to April 1999, he held various positions within Tenneco's automotive operations, including Senior Vice President and General Manager of the worldwide original equipment business. Previously, Mr. Frissora served as a Vice President of Aeroquip Vickers Corporation from 1991 to 1996. In the 15 years prior to joining Aeroquip Vickers Corporation, he served for 10 years with General Electric and five years with Philips Lighting Company in management roles focusing on product development and marketing. Mr. Frissora served as a director of NCR from 2002 to 2009. He is a director of Walgreen Co., where he serves as the Chairman of the Finance Committee and is a member of the Nominating and Governance Committee. Mr. Frissora is also a director of Delphi Automotive PLC, where he is a member of their Finance Committee and a member of their Nominating and Governance Committee.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Elyse Douglas	56

Executive Vice President and Chief Financial Officer since October 2007. Ms. Douglas served as Interim Chief Financial Officer from August 2007 to October 2007, and as the Treasurer since July 2006. Prior to joining Hertz, Ms. Douglas served as Treasurer of Coty Inc. from December 1999 until July 2006. Previously, Ms. Douglas served as an Assistant Treasurer of Nabisco from June 1995 until December 1999. She also served in various financial services capacities for 12 years at Chase Manhattan Bank (now JPMorgan Chase). Ms. Douglas is a CPA and spent three years early in her career in public accounting. Ms. Douglas is a director of Assurant Inc.

Scott Sider	51

Executive Vice President & President, Car Rental and Leasing The Americas since January 2010. Mr. Sider also oversees the fleet planning and re-marketing functions for the Americas. Mr. Sider has held several senior management positions in the U.S. car rental business since 1983, including Manhattan Area Manager, Vice President of the New England, West Central and Western Regions and, since 2008, Vice President and President, Off-Airport Operations for North America.

Joseph F. Eckroth.	53

Senior Vice President and Chief Information Officer of Hertz since June 2007 and Global Customer Care since April 2009. Mr. Eckroth also oversees the Global Document Management function and Navigations Solutions business since December 2010 and serves as a member of the Board of Navigation Solutions L.L.C., which is the exclusive provider of the Hertz Neverlost units and related services. Prior to joining Hertz Holdings and Hertz, Mr. Eckroth served as the Executive Vice President and Chief Operating Officer of New Century Financial Corporation from January 2006 to June 2007. He joined New Century Financial Corp. as Chief Information Officer in August 2005. Previously, Mr. Eckroth served as the Chief Information Officer for Mattel, Inc. and Chief Information Officer for two of General Electric's business units, GE Medical Systems and GE Industrial Systems.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Michel Taride	56

Executive Vice President and President, Hertz International, since January 2010. Mr. Taride also oversees the fleet planning and re-marketing functions of Hertz International since December 2010. Mr. Taride has served as the Executive Vice President and President, Hertz Europe Limited, of Hertz since January 2004 and as Executive Vice President and President, Hertz Europe Limited, of Hertz since June 2006 until December 2009. From January 2003 until December 2003, he served as Vice President and President, Hertz Europe Limited. From April 2000 until December 2002, he served as Vice President and General Manager, Rent A Car, Hertz Europe Limited. From July 1998 to March 2000, he was General Manager, Rent A Car France and HERC Europe. Previously, he served in various other operating positions in Europe from 1980 to 1983 and from 1985 to 1998.

Jeffrey Zimmerman	53

Senior Vice President, General Counsel and Secretary since December 2007. Mr. Zimmerman also oversees the Real Estate and Concessions function since December 2010. Prior to joining Hertz Holdings and Hertz, Mr. Zimmerman served Tenneco Inc. in various positions from January 2000 through November 2007, most recently as Vice President, Law. Prior to joining Tenneco, Mr. Zimmerman was engaged in the private practice of law from August 1984 to December 1999, most recently as a partner in the law firm of Jenner & Block.

R. Scott Massengill	50

Vice President and Treasurer since July 2008. Prior to joining Hertz, Mr. Massengill served as Chief Financial Officer for the $2 billion domestic residential heating and air conditioning business division of Trane Inc. (formerly American Standard Companies Inc.). Prior to that, he was Vice President and Treasurer at American Standard. Scott has also held management-level financial positions at Bristol-Myers Squibb, AlliedSignal and Exxon.

Excerpts from Dollar Thrifty Automotive Group, Inc.
Definitive Proxy Statement on Schedule 14A relating to the 2012 Annual
Meeting of the Stockholders as filed with the Securities and Exchange
Commission on April 26, 2012.

GENERAL INFORMATION CONCERNING DTG

        Dollar Thrifty Automotive Group, Inc. ("DTG" or the "Company") has outstanding one class of voting securities: its common stock, $0.01 par value ("Common Stock" or "Shares"), of which 28,127,790 Shares were outstanding as of the close of business on the record date. Each stockholder is entitled to one vote for each Share held of record at the close of business on the record date.

BIOGRAPHICAL INFORMATION REGARDING
DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

        The Company is a provider of value-priced rental vehicles serving customers in 82 countries, with approximately 600 company-owned and franchised locations in the United States and Canada. As of December 31, 2011, the Company employed approximately 5,900 full-time and part-time employees. All of our directors hold, or have held, senior executive positions in large, complex and, in many cases, global organizations, as well as directorships at other U.S. public companies. In these positions, they have demonstrated their leadership, intellectual and analytical skills and gained deep experience in all of the core management disciplines, including strategic planning, brand management, finance, compensation and leadership development, compliance and risk management. All of them also have significant experience in corporate governance and risk oversight through their positions as directors of other public companies, and many have served as members of audit, compensation and nominating/corporate governance committees at these companies, as well as at DTG. These skills and experience are pertinent to the Company's current and evolving business strategies, and permit the board of directors of Dollar Thrifty (the "Board") to offer senior management a diverse range of perspectives about the complex issues facing the Company.

        The following table highlights specific qualifications, skills and experiences considered by the Governance Committee in recommending DTG's slate of director nominees. Additional biographical details about the director nominees follow this table.

Director Nominee	Qualifications, Skills and Experience
Thomas P. Capo

•

Executive management experience in the automotive industry

•

Core leadership and management skills

•

Experience in finance, financial reporting, compliance and controls, capital and debt markets, and franchised operations

•

Public company directorship and committee experience, including in the automotive industry and at board chairman level

•

Independent of management

Maryann N. Keller

•

Executive management experience, including in automotive industry

•

Core leadership and management skills

•

Experience in finance, financial reporting, compliance and controls and investment analysis

•

Public company directorship and committee experience, including in the automotive industry

•

Independent of management

Director Nominee	Qualifications, Skills and Experience
Hon. Edward C. Lumley

•

Executive management experience in financial services, government, and in the manufacturing industry

•

Core leadership and management skills

•

Experience in investment analysis, finance, compliance and controls

•

Public company directorship and committee experience, including at board chairman and lead director levels

•

Independent of management

Richard W. Neu

•

Executive management experience in financial services business, including at the chief executive and chief financial officer levels

•

Core leadership and management skills

•

Experience in finance, financial reporting, compliance and controls

•

Public company directorship and committee experience, including at board chairman and lead director levels

•

Independent of management

John C. Pope

•

Executive management experience, including in the airline, transportation and automotive industries and at the president, chief operating officer and chief financial officer levels

•

Core leadership and management skills

•

Experience in finance, financial reporting, compliance and controls and international business

•

Public company directorship and committee experience, including in the airline, transportation and automotive industries and at board chairman level

•

Independent of management

Scott L. Thompson

•

Operating and management experience in automotive industry, including at the chief financial officer level and at the executive vice president of operations level

•

Core leadership and management skills

•

Company Chief Executive Officer's unique perspective and insights into the Company and its businesses, relationships, competitive and financial positioning, senior leadership and strategic opportunities and challenges

•

Public company directorship and committee experience, including at board chairman level

        Below is information furnished to us by the director nominees, including their name, age, principal occupation or employment during at least the past five years and the period during which such person has served as a director of DTG.

        Thomas P. Capo, 61, has served as a director of DTG since November 1997 and as Chairman of the Board from October 2003 to November 2010. Mr. Capo was a Senior Vice President and the Treasurer of DaimlerChrysler Corporation from November 1998 to August 2000. From November 1991 to October 1998 he was Treasurer of Chrysler Corporation. Prior to holding these positions, Mr. Capo served as Vice President and Controller of Chrysler Financial Corporation. Mr. Capo is also currently a director and member of the audit committee of Cooper Tire & Rubber Company, and has served in that capacity since 2007. Since November 9, 2009, he has also served as a director and member of the audit committee and is currently the chairman of the nominating and corporate governance committees of Lear Corporation. Mr. Capo previously served as a director of Sonic Automotive, Inc. from 2001 to 2006, of JLG Industries, Inc. from 2005 to 2006, and of Micro-Heat, Inc., a private company, from 2006 to 2007.

        Maryann N. Keller, 68, has served as a director of DTG since May 2000. Ms. Keller was President of the Automotive Services unit of priceline.com from July 1999 to November 2000. Prior to joining priceline.com, she was a senior managing director and investment analyst at Furman Selz LLC from 1985 to 1998 and was a financial analyst with ING Barings (which acquired Furman Selz LLC in 1998) from January 1999 to June 1999. Since December 2000, Ms. Keller has been the President of Maryann Keller & Associates, a consulting firm. Ms. Keller was also a director of Lithia Motors, Inc. from 2006 to 2009. Since May 2010, Ms. Keller has been a director of DriveTime Automotive Group, Inc., and currently serves on its audit, compensation and governance committees.

        Hon. Edward C. Lumley, 72, has served as a director of DTG since December 1997. Mr. Lumley has been Vice Chairman of the investment banking firm BMO Nesbitt Burns Inc. since January 1991. Prior to this, Mr. Lumley was Chairman of the Noranda Manufacturing Group and was an elected member of the Canadian Parliament, serving as a Minister of the Crown in several portfolios such as industry and international trade. He has served as a director of Canadian National Railway Company since 1996 and as a director of BCE Inc. and Bell Canada since 2003 and is currently the Chairman of the Pension Committees of these entities. Mr. Lumley has previously served as a director (and for several years, the lead director) of Magna International Inc. from 1989 to 2007. In 2006, Mr. Lumley was appointed Chancellor of the University of Windsor.

        Richard W. Neu, 56, has served as a director of DTG since February 2006 and was its Chairman of the Board from November 2010 to December 2011, at which time Mr. Thompson was appointed as Chairman of the Board and Mr. Neu became the Lead Director. Mr. Neu served as the interim Chief Financial Officer of DTG from April 2008 until the appointment of Mr. Thompson to that position in May 2008. Mr. Neu was the Chief Financial Officer and Treasurer of Charter One Financial, Inc. from December 1985 to August 2004, was a director of Charter One Financial, Inc. from 1992 to August 2004, and previously worked for KPMG LLP as a Senior Audit Manager. Mr. Neu has been a director of MCG Capital Corporation, a publicly-traded business development company, since November 2007, and has been Chairman of the Board since April 2009. He was also appointed as its Chief Executive Officer on October 31, 2011. In January 2010, Mr. Neu was elected a director of Huntington Bancshares Incorporated.

        John C. Pope, 63, has served as a director of DTG since December 1997. Mr. Pope has been Chairman of PFI Group, an investment firm, since July 1994. In addition, Mr. Pope has served as a director of Con-Way, Inc. since 2003, of Kraft Foods Inc. since 2001, of Waste Management, Inc., since 1997, and of RR Donnelley & Sons, Inc. (and a predecessor company) since 1997. Mr. Pope was the Chairman of the Board of MotivePower Industries, Inc. from January 1996 to November 1999 and a director from May 1995 to November 1999. Mr. Pope also previously served as a director of Federal-Mogul Corporation from 1987 to 2007. Further, Mr. Pope served as a director of Per-Se Technologies, Inc. from 1996 to 2005. Mr. Pope served as a director and in various executive positions with UAL Corporation and United Airlines, Inc. between January 1988 and July 1994, including as Chief Financial Officer, President and Chief Operating Officer. Mr. Pope also has served as Chief Financial Officer from 1985 to 1988 and Treasurer from 1979 to 1985 of AMR Corporation/American Airlines.

        Scott L. Thompson, 53, has served as a director of DTG since October 2008 and is the Chief Executive Officer and President of DTG. Mr. Thompson is also the Chairman of the Board of DTG, having been appointed to that role in December 2011. Prior to serving as Chief Executive Officer and President, Mr. Thompson was a Senior Executive Vice President and the Chief Financial Officer of DTG from May 2008 to October 2008. Prior to joining DTG, Mr. Thompson was a consultant to private equity firms from 2005 until May 2008, and was a founder of Group 1 Automotive, Inc., a NYSE and Fortune 500 company, serving as its Senior Executive Vice President, Chief Financial Officer and Treasurer from February 1996 until his retirement in January 2005. Mr. Thompson is a director of Houston Wire & Cable Company, and was its non-executive Chairman of the Board from 2007 until December 2011. Since June 2004, he has served as a director of Conn's, Inc. He is a former director of Adams Resources and Energy, Inc. and United Agriculture Products.

BIOGRAPHICAL INFORMATION REGARDING EXECUTIVE OFFICERS

        The following sets forth information concerning the executive officers of DTG other than Mr. Thompson (whose information appears above) as of the date of this Proxy Statement, including their name, age, principal occupation and employment during at least the past five years and the period during which such person has served as an executive officer of DTG.

        H. Clifford Buster III, 42, joined DTG in October 2008 and is Senior Executive Vice President, Chief Financial Officer and Treasurer. Mr. Buster is a Certified Public Accountant and previously served as Vice President of Finance and Treasurer of Helix Energy Solutions Group, Inc. from March 2006 to October 2008 and in various finance positions, including Vice President and Treasurer, with Group 1 Automotive, Inc. from 1998 to 2006.

        Jeffrey A. Cerefice, 64, is currently Senior Vice President, Corporate and Global Franchise Operations of DTG. Prior to his election as a DTG officer in February 2005, Mr. Cerefice served in several management positions with Thrifty Rent-A-Car System, Inc. and Dollar Rent A Car, Inc. since 1992.

        Rick L. Morris, 53, is Executive Vice President and Chief Information Officer of DTG, and has served in such capacity since October 2007. Prior to joining DTG, Mr. Morris had been the Chief Information Officer of a division of Capital One Financial Corporation since 2002.

        Vicki J. Vaniman, 55, is Executive Vice President, General Counsel and Secretary of DTG. Prior to her election as a DTG officer in January 2003, Ms. Vaniman had been Vice President and General Counsel for Dollar Rent-A-Car Systems, Inc. since February 1996.

INDEPENDENCE, MEETINGS, COMMITTEES AND
COMPENSATION OF THE BOARD OF DIRECTORS

Independence

        The Board has determined that all of the director nominees, other than Scott L. Thompson, who is an employee of DTG, are "independent" as defined by DTG policy and NYSE rules and regulations. Specifically, the Board's determinations of director independence were made in accordance with the categorical standards for director independence reflected in DTG's Corporate Governance Policy adopted by the Board and located on DTG's website at www.dtag.com under the heading "Corporate Governance." Those categorical standards address various types of business, family and employment relationships, as well as charitable contributions and relationships arising by virtue of stock or other security ownership, among others. In connection with its most recent independence determination the Board considered the relationship of DTG with BMO Nesbitt Burns Inc., at which Mr. Lumley serves as an outside director and which, together with another bank, has participated in the structuring and syndication of financing for the Company's Canadian vehicles. The Board has determined that the relationship does not impair Mr. Lumley's independence under the Company's categorical standards or applicable listing standards.

Meetings and Committees

        The Board has established certain standing committees, which are comprised solely of independent directors, to consider designated matters. These committees of the Board are the Governance Committee, the Audit Committee and the Human Resources and Compensation Committee. The Board annually selects from its members the members and chair of each committee. The following table sets forth the number of Board and committee meetings (including teleconference meetings) held in 2011 and the members of each committee and the chair of each committee as of the date of this Proxy Statement:

Director	Board	Governance	Audit	Human Resources and Compensation
Thomas P. Capo	X		X	X
Maryann N. Keller	X		Chair	X
Hon. Edward C. Lumley	X	X		Chair
Richard W. Neu(1)	Lead Director	X	X
John C. Pope	X	Chair		X
Scott L. Thompson(1)	Chair
Meetings Held in 2011	22	4	11	5

(1)
Mr. Neu was, until December 9, 2011, Chairman of the Board. Effective December 9, 2011, Mr. Thompson was elected as Chairman of the Board and Mr. Neu became Lead Director.

        In 2011, each director attended 97% or more of the total of all meetings held by the Board and the committees on which he or she served.

        The Board has adopted a Corporate Governance Policy and charters for each of the Board committees. The Corporate Governance Policy and each committee charter are located on DTG's website at www.dtag.com under the heading "Corporate Governance." DTG will provide, without charge, a copy of the Corporate Governance Policy and any committee charter to any stockholder upon written request to the Investor Relations Department, Dollar Thrifty Automotive Group, Inc., 5330 East 31st Street, Tulsa, Oklahoma 74135.

        At each regularly scheduled meeting of the Board, the non-management directors of DTG meet in executive session without members of management present. These sessions are presided over by the independent Lead Director.

        Interested parties may communicate with the independent directors in the manner described below under "Communications with Stockholders."

Attendance at Annual Meetings of Stockholders

        It is DTG's policy that all directors should attend the Annual Meeting of Stockholders unless there are extenuating circumstances. All of the DTG directors attended the Annual Meeting of Stockholders held on June 9, 2011.

Governance Committee

Independence and Charter

        The Governance Committee is as of the date of this Proxy Statement comprised of three independent directors, Messrs. Lumley, Neu and Pope (Chair). Each of the members is "independent" as defined by DTG policy and NYSE rules and regulations.

        The Governance Committee evaluates the organization, function and performance of the Board and its committees, the qualifications for director nominees and matters involving corporate governance. A more detailed description of the Governance Committee's duties and responsibilities may be found in its charter adopted by the Board and located on DTG's website at www.dtag.com under the heading "Corporate Governance."

Consideration and Evaluation of Director Nominees

        The Company has a policy with respect to the consideration of director candidates. Under the policy, the Governance Committee establishes criteria for director nominees, screens candidates and recommends director nominees who are approved by the full Board. The Governance Committee will consider director nominees suggested by its members, other directors, stockholders or other sources. The Governance Committee may also retain a search firm (which may be paid a fee) to identify director candidates. Director nominations by stockholders may be submitted at the times and in the manner described below under "Stockholder Proposals and Director Nominations for Next Annual Meeting."

        All candidates, including those recommended by stockholders, are evaluated on the same basis in light of their credentials and the needs of the Board and the Company. The Governance Committee seeks directors with established records of accomplishment in areas relevant to the Company's strategy and operations and who share characteristics identified in DTG's Corporate Governance Policy as valuable to a well-functioning Board: ability to apply independent judgment to a business situation; ability to represent the interests of all of DTG's stockholders and constituencies; the absence of any conflicts of interest that would interfere with the potential nominee's loyalty to DTG and its stockholders; practical or academic experience in business, economics, government or the sciences (ideally, 15 or more years of experience including management responsibilities); and time to be an active member of the Board and one or more Board committees. Under the Company's policy, the Board takes into account principles of diversity. While the policy does not prescribe diversity standards, as a matter of practice, the Board considers diversity in the context of the Board as a whole, including with respect to diversity of experience, geographic background, gender, race, age and current affiliations that may offer the Company exposure to contemporary business issues. Candidates are also evaluated in light of Board policies, such as those relating to director independence and service on other boards, as well as considerations relating to the size and structure of the Board. Beginning in 2012, there are no limits on service as a director based on age or tenure.

Audit Committee

Independence and Charter

        The Audit Committee is, as of the date of this Proxy Statement, comprised of three independent directors, Mr. Capo, Ms. Keller (Chair), and Mr. Neu. Each of the members is "independent" as defined by DTG policy and NYSE rules and regulations, and each of them is also "financially literate" as required by NYSE rules and regulations.

        The Audit Committee appoints the independent auditors, reviews and approves their fees for audit and non-audit services, and reviews the scope and results of audits performed by the independent auditors and by DTG's internal auditors. It also reviews corporate compliance matters and reviews the Company's system of internal accounting controls, its significant accounting policies and its financial statements and related disclosures. A more detailed description of the Audit Committee's duties and responsibilities may be found in its charter adopted by the Board and located on DTG's website at www.dtag.com under the heading "Corporate Governance."

Audit Committee Financial Experts

        The Board has determined that each of Mr. Capo, Ms. Keller and Mr. Neu is an "audit committee financial expert" as defined by SEC rules.

Human Resources and Compensation Committee

Independence and Charter

        The Human Resources and Compensation Committee is, as of the date of this Proxy Statement, comprised of four independent directors, Mr. Capo, Ms. Keller, Mr. Lumley (Chair) and Mr. Pope. Each of the members is "independent" as defined by DTG policy and NYSE rules and regulations.

        The Human Resources and Compensation Committee makes recommendations to the Board regarding DTG's executive compensation program, and generally reviews the human resources area for the Company, including its management development and succession. As a part of its executive compensation function, it approves salaries, retirement benefits, incentive compensation awards and equity incentive grants for officers, as well as corporate goals under performance-based compensation plans. A more detailed description of the Human Resources and Compensation Committee's duties and responsibilities may be found in its charter adopted by the Board and located on DTG's website at www.dtag.com under the heading "Corporate Governance."

Processes and Procedures for Consideration and Determination of Executive and Director Compensation

        The Human Resources and Compensation Committee annually reviews the performance of all officers. Executive officers also contribute to this review process by discussing executive performance with the Human Resources and Compensation Committee as requested. The Human Resources and Compensation Committee makes all decisions regarding cash and equity awards for all officers of the Company after consultation with the other independent directors. The Human Resources and Compensation Committee also reviews the performance and pay of the Chief Executive Officer and discusses its review with the Board. As part of its compensation reviews, the Human Resources and Compensation Committee may consult with and use data obtained by Towers Watson, its independent compensation consultant. The independent compensation consultant is engaged directly by the Human Resources and Compensation Committee and, in general, compiles information for, and makes presentations to, the Human Resources and Compensation Committee, and reviews compensation plans proposed by DTG. It should be noted that the Risk and Financial Services Group of Towers Watson, performs separate work for DTG in relation to the valuation of insurance reserves, for an annual fee which historically has not exceeded $120,000. However, due to an increase in the services required by DTG, the fee for the October 2010 to September 2011 period was approximately $134,000. The fees for the independent compensation consultants engaged by the Human Resources and Compensation Committee were approximately $45,000 for 2011.

        The relationship and the work performed by the Risk and Financial Services Group and which was and has been requested by management, are unrelated to the work performed by Towers Watson at the request of the Human Resources and Compensation Committee and, therefore, the Human Resources and Compensation Committee has determined that Towers Watson is independent with regard to its compensation consulting. Further, all of Towers Watson's work for DTG must be pre-approved by the Human Resources and Compensation Committee.

        The Human Resources and Compensation Committee also reviews the compensation for the Board and its committees. In recommending such compensation to the Board, the Human Resources and Compensation Committee utilizes data furnished by Towers Watson.

        The agenda for meetings of the Human Resources and Compensation Committee is determined by its Chair with the assistance of the Chairman of the Board, the Lead Director and the Senior Vice President-Human Resources. Such meetings are regularly attended by the Chairman of the Board, the Lead Director and the Senior Vice President-Human Resources. At each meeting, the Human Resources and Compensation Committee also meets in executive session. The Chair of the Human Resources and Compensation Committee reports the Human Resources and Compensation Committee's recommendations on executive compensation to the Board. Independent advisors and DTG's human resources department support the Human Resources and Compensation Committee in its duties and such department may be delegated authority to fulfill certain administrative duties regarding the Company's compensation programs. The Human Resources and Compensation Committee has authority under its charter to retain, approve fees for and terminate consulting firms as it deems necessary to assist in the fulfillment of its responsibilities.

Compensation Committee Interlocks and Insider Participation

        Directors Thomas P. Capo, Maryann N. Keller, Edward C. Lumley and John C. Pope served as members of the Human Resources and Compensation Committee during 2011. None of the foregoing directors has ever been an officer or employee of DTG or has had any relationship requiring disclosure by DTG as a related party transaction.

Report of Audit Committee

Meetings with Management, Internal Auditors and Independent Auditors

        The Audit Committee reviewed and discussed the audited financial statements and effectiveness of internal controls with management, internal auditors and the Company's independent registered public accounting firm for 2011, E&Y. Based on these discussions and its other work, the Audit Committee recommended that the Board include the audited consolidated financial statements in DTG's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

        The Audit Committee also has met and held discussions with management, internal auditors and the Independent Auditors regarding various topics in addition to matters related to financial statements.

        The discussions with E&Y also included the matters required by the Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended and as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

        In addition, E&Y has provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed the firm's independence with the firm.

Responsibility

        The Audit Committee is not responsible for either the preparation of the financial statements or the auditing of the financial statements. Management has the responsibility for preparing the financial statements and implementing, maintaining and evaluating the effectiveness of internal controls and the independent auditors have the responsibility for auditing financial statements and evaluating the effectiveness of the internal controls. The Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent auditors included in their report on DTG's financial statements.

THE AUDIT COMMITTEE

Maryann N. Keller, Chair

Thomas P. Capo

Richard W. Neu

April 2, 2012

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

Certain Beneficial Owners

        The following table sets forth certain information as of April 9, 2012, with respect to each person known by DTG to beneficially own more than 5% of the outstanding shares of DTG common stock ("Shares"):

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
York Capital Management Global Advisors, LLC 767 Fifth Avenue, 17th Floor New York, New York 10153	5,298,457	(2)	18.84%
Pentwater Capital Management LP 227 West Monroe, Suite 4000 Chicago, Illinois 60606	2,568,130	(3)	9.13%
Westchester Capital Management, LLC 100 Summit Drive Valhalla, New York 10595	2,390,081	(4)	8.50%
PAR Capital Management, Inc. One International Place, Suite 2401 Boston, Massachusetts 02110	2,278,923	(5)	8.10%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	1,485,569	(6)	5.28%

(1)
Based on 28,127,790 Shares outstanding as of April 9, 2012.

(2)
As reported in a Form 13F dated February 14, 2012, York Capital Management Global Advisors, LLC, an investment manager, has sole voting and dispositive power in respect of all of the reported Shares.

(3)
As reported in a Schedule 13G/A dated February 13, 2012, Pentwater Capital Management LP, an investment adviser, has sole voting and dispositive power in respect of all of the reported Shares.

(4)
As reported in a Schedule 13G/A dated February 10, 2012 filed jointly by Westchester Capital Management, LLC ("Westchester LLC"), The Merger Fund, The Merger Fund VL, the Dunham Monthly Distribution Fund ("DMDF"), Merrill Lynch Investment Solutions-Westchester Merger Arbitrage UCITS Fund ("MLIS") and Green & Smith Investment Management L.L.C. ("Green & Smith" and, together with the other named entities, the "Reporting Companies") and Messrs. Roy Behren and Michael T. Shannon (the "Principals"). According to the Schedule 13G/A, Westchester LLC may be deemed to beneficially own 2,390,081 Shares, consisting of (i) 2,338,825 Shares held by The Merger Fund, (ii) 4,270 Shares held by The Merger Fund VL, (iii) 41,700 Shares held by the DMDF, and (iv) 5,286 Shares held by MLIS. Westchester LLC is the investment advisor of The Merger Fund and The Merger Fund VL, the sub-advisor of the DMDF, and the investment manager of MLIS. Green & Smith may be deemed to beneficially own 56,100 Shares held by GS Master Trust, for which it serves as investment advisor. Each of the Principals may also be deemed to beneficially own all of the foregoing Shares by virtue of their shared voting and dispositive power with respect thereto with the applicable Reporting Companies. Each of Messrs. Behren and Shannon are Co-President of Westchester LLC and Co-Manager and members of Green & Smith.

(5)
As reported in a Schedule 13F dated February 14, 2012, PAR Capital Management, Inc., an institutional investment manager, has sole voting and dispositive power in respect of all of the reported Shares.

(6)
As reported in Schedule 13G dated January 20, 2012, BlackRock, Inc., a parent holding company, has sole voting and dispositive power in respect of all the reported Shares.

Directors, Director Nominees and Executive Officers

        The following table sets forth certain information as of April 9, 2012 with respect to the number of Shares owned by (a) each director nominee of DTG, (b) each named executive officer of DTG (except R. Scott Anderson who retired December 31, 2011) and (c) all current directors and named executive officers of DTG as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Thomas P. Capo	68,816	(3)	Less than 1%
Maryann N. Keller	67,877	(4)	Less than 1%
Hon. Edward C. Lumley	62,694	(5)	Less than 1%
Richard W. Neu	40,217	(6)	Less than 1%
John C. Pope	84,879	(7)	Less than 1%
Scott L. Thompson	707,632	(8)	2.5%
H. Clifford Buster III	224,000	(9)	Less than 1%
Vicki J. Vaniman	169,164	(11)	Less than 1%
Rick L. Morris	132,012	(12)	Less than 1%
All directors and named executive officers as a group	1,557,291		5.5%

(1)
The SEC deems a person to have beneficial ownership of all Shares that such person has the right to acquire within 60 days. Accordingly, Shares subject to vested options as well as options exercisable within 60 days are included in this column. Restricted Stock Units that are to be settled in stock or may be settled in cash or stock at the option of the holder are only included in this column if they vest within 60 days. Restricted Stock Units that have been granted but not included in this column are identified below.

(2)
Based on 28,127,790 Shares outstanding as of April 9, 2012.

(3)
Consists of 68,816 Shares subject to a deferral agreement between DTG and Mr. Capo. Not included are 1,363 Restricted Stock Units that vest on December 31, 2012.

(4)
Consists of 67,877 Shares subject to a deferral agreement between DTG and Ms. Keller. Not included are 1,363 Restricted Stock Units that vest on December 31, 2012.

(5)
Consists of 62,694 Shares owned by Mr. Lumley. Not included are 1,363 Restricted Stock Units that vest on December 31, 2012.

(6)
Consists of 40,217 Shares subject to a deferral agreement between DTG and Mr. Neu. Not included are 1,363 Restricted Stock Units that vest on December 31, 2012.

(7)
Consists of (i) 39,069 Shares owned by Mr. Pope, (ii) 40,810 Shares subject to a deferral agreement between DTG and Mr. Pope and (iii) 5,000 Shares subject to options. Not included are 1,363 Restricted Stock Units that vest on December 31, 2012.

(8)
Consists of (i) 139,245 Shares owned by Mr. Thompson, (ii) 33,387 Restricted Stock Units and (iii) 535,000 Shares subject to options. Not included are (a) 45,000 Performance Units granted on December 3, 2010, 11,250 of which will vest on December 31, 2012 and 33,750 of which will vest on December 31, 2013 and (b) 9,549 Performance Units granted on February 28, 2012, 2,387 of which will vest on December 31, 2012 and 7,162 of which will vest on December 31, 2013.

(9)
Consists of (i) 4,000 Shares owned by Mr. Buster and (ii) 220,000 Shares subject to options. Not included are (a) 16,000 Performance Units, 4,000 of which will vest on December 31, 2012 and 12,000 of which will vest on December 31, 2013 and (b) 4,775 Performance Units granted on February 28, 2012, 1,194 of which will vest on December 31, 2012 and 3,581 of which will vest on December 31, 2013.

(10)
Consists of (i) 15,082 Shares owned by Ms. Vaniman, (ii) 4,522 Shares owned by Ms. Vaniman's trust, (iii) 21,734 Shares subject to a deferral agreement between DTG and Ms. Vaniman, (iv) 879 Shares held in DTG's 401(k) plan and (v) 126,947 Shares subject to options. Not included are (a) 9,000 Performance Units, 2,250 of which will vest on December 31, 2012 and 6,750 of which will vest on December 31, 2013 and (b) 1,433 Performance Units granted on February 28, 2012, 358 of which will vest on December 31, 2012 and 1,075 of which will vest on December 31, 2013.

(11)
Consists of (i) 10,297 Shares owned by Mr. Morris and (ii) 121,715 Shares subject to options. Not included are (a) 7,000 Performance Units, 1,750 of which will vest on December 31, 2012 and 5,250 of which will vest on December 31, 2013 and (b) 1,433 Performance Units granted on February 28, 2012, 358 of which will vest on December 31, 2012 and 1,075 of which will vest on December 31, 2013.

COMPENSATION OF THE BOARD OF DIRECTORS

Compensation

        Board Compensation has historically consisted of a combination of cash, equity grants and vehicle privileges. In 2012, director compensation was modified to better reflect current market practice.

Board Meeting Fees, Committee Meeting Fees and Retainers

        In 2011, the annual compensation program for independent directors (the "Program") provided that for each fiscal year of service, each independent director would receive an annual retainer of $60,000 in the form of cash, paid in quarterly installments of $15,000 each, and $90,000 in the form of equity compensation. The Company did not pay separate meetings fees but instead paid additional fees to the committee chairs as follows: The Governance Committee chair was paid an annual retainer of $5,000, in quarterly cash installments of $1,250. The Human Resources and Compensation Committee chair was paid an annual retainer of $7,500, in quarterly cash installments of $1,875. The Audit Committee chair was paid an annual retainer of $10,000, in quarterly cash installments of $2,500. The Chairman of the Board was paid an annual retainer of $100,000, in quarterly cash installments of $25,000, prorated for his term of service in 2011 as Chairman of the Board. Effective January 1, 2012, the compensation for independent directors was amended as follows:

  •
  Each independent director will receive an annual retainer of $80,000 in the form of cash, paid in quarterly installments of $20,000 each, and $100,000 in the form of equity compensation.

  •
  Each committee chair will be paid an additional annual retainer in the amount set forth below in the form of cash, paid in equal quarterly installments:

  •
  Audit Committee: $14,000

  •
  Governance Committee: $9,000

  •
  Human Resources and Compensation Committee: $12,000

  •
  The Lead Director will be paid an additional $20,000 in the form of cash, paid in equal quarterly installments of $5,000 each.

Restricted Stock Grants

        On January 26, 2011, each independent director was granted 1,866 Restricted Stock Units under the Program having an aggregate grant date fair value of $90,000. The number of Restricted Stock Units granted was calculated on the basis of the closing price per Share on the date of the grant ($48.24). The Restricted Stock Units vested on December 31, 2011. Beginning in 2012, each independent director will receive a retainer in the form of Restricted Stock Units with a grant date fair value of $100,000 in addition to the cash retainer discussed above. Accordingly, on January 25, 2012, each independent director was granted 1,363 Restricted Stock Units having an aggregate grant date fair value of $100,000. The number of Restricted Stock Units granted was calculated on the basis of the closing price per Share on the date of the grant ($73.42). These Restricted Stock Units will vest on December 31, 2012. All Restricted Stock Units will be settled exclusively in Common Stock, and directors are permitted to elect in advance to defer all or any portion of their compensation that was to be paid in Common Stock.

Other

        DTG continues its policy of furnishing rental cars for short-term use for product and service evaluation to each director. Following a change in control of DTG or retirement from the Board with five or more years of service, each director is permitted the use of rental cars for product and service evaluation for the life of the director.

No Employee Director Compensation or Benefits

        DTG does not pay compensation or provide benefits for service to any director solely in such capacity who is also an officer or employee of the Company, except that Mr. Thompson, as a director, is entitled to the use of rental cars for product and service evaluation for life if he retires from the Board with five or more years of service or following a change in control of DTG.

Director Compensation Table

        The following table provides certain summary information concerning compensation of the independent directors for the fiscal year ended December 31, 2011:

2011 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)(1)	(c)(2)	(d)(3)	(e)	(f)	(g)	(h)
Thomas P. Capo	60,000	90,000	—	—	—	—	150,000
Maryann N. Keller	70,000	90,000	—	—	—	—	160,000
Edward C. Lumley	67,500	90,000	—	—	—	—	157,500
Richard W. Neu	155,165	90,000	—	—	—	—	245,165
John C. Pope	65,000	90,000	—	—	—	—	155,000

(1)
The amount shown in column (b) for Mr. Neu reflects a proration of the Chairman fee of $100,000 annually and the Lead Director fee of $20,000, based on his service date change from Chairman to Lead Director on December 9, 2011.

(2)
The amount shown in column (c) for each director reflects the grant date fair value attributable to the Restricted Stock Unit awards (1,866 Restricted Stock Units for each independent director in accordance with Accounting Standards Codification Topic 718, "Compensation—Stock Compensation" ("ASC 718")). The grant date fair value was determined as of the grant date of January 26, 2011, based on a closing Share price of $48.24.

(3)
Since May 2002, no independent director has been awarded Option Rights. As of December 31, 2011, Messrs. Pope and Lumley each had 5,000 outstanding Option Rights that are fully vested but not exercised.

Stock Ownership Guidelines

        The Company's current stock ownership guidelines require each independent director of DTG to hold at least 20,000 Shares. Directors are generally given five years from commencing service on the Board to meet the stock ownership guidelines. All of the current independent directors exceed these guidelines.

Leadership Structure of the Board

        Mr. Thompson, who has been the President and Chief Executive Officer since October 2008, possesses in-depth knowledge of the issues, opportunities and challenges facing the Company, having led the Company successfully throughout the recent U.S. financial crisis and recovery and managed the merger-related activity involving Hertz Global Holdings, Inc. and Avis Budget Group, Inc. The Board believes that given this experience and the Company's current circumstances and plans, combining the roles of Chairman of the Board and Chief Executive Officer is in the best interests of the Company and its stockholders, and it appointed Mr. Thompson Chairman in December 2011. The Board believes Mr. Thompson is best positioned to develop agendas that ensure that the Board is focused on the most critical matters and that the combined role will enable decisive leadership and ensure accountability and clarity in the direction of the Company's business strategy. In light of continuing challenging economic conditions, the Board also believes that this structure will enhance the Company's ability to communicate its message and strategy clearly and consistently to stockholders, employees and other important constituencies.

        The Board believes that its governance practices provide an effective complement to the new structure involving a combined Chairman and Chief Executive Officer. Notably, each of the Company's directors other than Mr. Thompson is independent, and the Board believes that the independent directors provide effective oversight of management. Mr. Neu, the former Chairman, continues to serve as the Lead Director and in this capacity, he acts as chairman for all executive sessions of the independent directors and for all meetings of the Board at which the Chairman is not present, convenes meetings of the independent directors on the request of any of them, and establishes the agenda and approves the information for those meetings. He also acts as a liaison between the Chairman and the independent directors, providing feedback and input about agenda items for Board and committee meetings.

Board's Role in Risk Oversight

        The Board as a whole has responsibility for risk oversight, with reviews of certain risks and exposures being delegated as described below to Board committees that report on their deliberations to the full Board. The oversight responsibility of the Board and its committees is supported by management reporting processes that are designed to surface key risk exposures and assist the Board in evaluating them in light of the Company's overall risk profile and in assessing the scope and effectiveness of risk management and mitigation initiatives. The Audit Committee plays a principal role in evaluating the process by which the Board and its committees exercise their oversight responsibilities with respect to risk. The Board believes that its leadership structure, which includes an independent Lead Director, facilitates an independent assessment of the Company's risk profile and major risk exposures.

        The Board's oversight focuses on four principal areas of risk: strategic, financial, operational, and compliance and regulatory. The Board annually conducts an in-depth review of the business, which addresses strategic and other key risks that could materially affect execution of the Company's plans. This review is supplemented throughout the year with regular management presentations that highlight material risks and exposures and related initiatives. In addition, the Board and its committees conduct, as needed or appropriate, executive sessions with management personnel responsible for certain areas of risk. For example, the head of internal audit and the Chief Financial Officer each meet separately with the Audit Committee periodically, without any other management personnel present.

        Oversight of risks directly relating to the responsibilities of the Board's committees is undertaken at the committee level. The allocation of risk oversight among the Board's committees is generally as follows:

Audit Committee	Risks and exposures associated with financial matters, financial reporting, accounting, tax, internal control over financial reporting and ethics matters.
Governance Committee	Risks and exposures relating to corporate compliance, legal and regulatory matters.
Human Resources and Compensation Committee	Risks and exposures associated with the Company's compensation programs and arrangements, leadership development and management succession planning.

Communications with Stockholders

        Stockholders may send communications to the Board, or to any individual director or the non-management or independent directors as a group. Such communications should be addressed to the Secretary at Dollar Thrifty Automotive Group, Inc., 5330 East 31st Street, Tulsa, Oklahoma 74135. All such communications received by the Secretary will be forwarded to the Lead Director and to the Chief Executive Officer. The Secretary and the Lead Director will review the communications and determine whether or not it is appropriate to forward the communications to the Board or any director or group of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

2011 Business Overview

        During 2010 the Company was able to successfully mitigate personnel distractions and disruptions to its operations resulting from a proposed merger with a competitor by keeping employees informed of developments, implementing retention tools and ensuring that the focus of each employee remained on product delivery and customer service during the period of uncertainty. As a result, the Company delivered the highest level of Corporate Adjusted EBITDA in its history in 2010. "Corporate Adjusted EBITDA" is defined as earnings, excluding the impact of the (increase) decrease in fair value of derivatives, before non-vehicle interest, taxes, non-vehicle depreciation, amortization, and certain other items. (See Appendix A for a reconciliation of Corporate Adjusted EBITDA to the most comparable GAAP financial measures).

        After achieving this record breaking performance in 2010, management entered 2011 focused on the continued execution of its expanded stand alone business plan following the unsuccessful merger attempt in 2010. However, the Company once again faced the challenge of delivering on its business plan in the midst of potential personnel disruptions and distractions as a result of a tender offer launched by Hertz Global Holdings, Inc. in May 2011. The Company ultimately launched a solicitation process in September 2011 in order to bring the ongoing uncertainty of merger activities to a close, and in October 2011, with no bids resulting from that process, formally disengaged from the merger activities. From May through October 2011, management not only devoted significant focus to operations in order to try to improve upon the successful results achieved in 2010, but also had to place significant emphasis on retaining and engaging key employees and addressing the concerns of its stockholders and lenders surrounding the uncertainty caused by the potential merger.

        Despite the above distractions, management successfully executed on its stand-alone business plan for 2011. The Company was able to maximize profitability and improved on the success of 2010, resulting in 2011 being the most profitable year in the Company's history. The Company generated Corporate Adjusted EBITDA of $298.6 million in 2011. Excluding $4.6 million of expenses related to merger-related activities, the Company delivered the highest level of Corporate Adjusted EBITDA in its history, totaling $303.2 million in 2011 (excluding merger-related expenses of $4.6 million), a $45 million improvement from the $258.3 million reported in 2010 (excluding merger-related expenses of $22.6 million). This continued the trend of significant growth in Corporate Adjusted EBITDA over the last four years as shown by the chart below. In addition, our stockholders have realized a 6,346% increase in the value of their Shares from December 2008 to December 2011.

Corporate Adjusted EBITDA

                                                                 (a) Excluding impact of $22.6 million of merger-related expense.
                                                                 (b) Excluding impact of $4.6 million of merger-related expense.

        The Company continued to strengthen its financial position in 2011, completing $1.5 billion of new long-term fleet financing to support the Company's rental business, paying off all of its corporate indebtedness of approximately $148 million and deploying excess cash to reduce fleet debt. Additionally, the Company launched a $100 million share repurchase program in order to return excess cash to shareholders. The Company ended 2011 with profitable operations, abundant liquidity and a share price that improved from $47.26 on December 31, 2010 to $70.26 on December 30, 2011, an increase of approximately 49%.

2011 Pay Actions

        The Human Resources and Compensation Committee's actions during 2011 with respect to executive pay reflected these overall circumstances and results. Given the Company's turnaround and financial condition, and the fact that base pay had not been evaluated or increased since 2007, management commissioned an executive compensation study in the fourth quarter of 2010 to evaluate the overall compensation packages of the Company's officers. As a result of this study, the Human Resources and Compensation Committee approved increased salaries for certain executive officers in order to bring them in line with market compensation levels. Additionally, the Human Resources and Compensation Committee approved management equity incentive awards in late 2010 as a component of management's 2011 compensation package. These awards, which only vest if the Company achieves defined Corporate Adjusted EBITDA goals and the applicable executive remains employed for a specified service period, are intended to provide competitive compensation opportunities, enhance the alignment of interests between management and stockholders and retain management. These were the first equity incentives granted to management since mid 2009.

        As noted above, management equity awards granted in late 2010 were tied to the achievement of 2011 Corporate Adjusted EBITDA performance goals. Management believes Corporate Adjusted EBITDA is a primary driver of stockholder value creation for the Company, hence its use for both annual and long-term incentives. Annual performance goals are used for both cash and equity incentives in light of the highly volatile nature of the rental car business. The Company's record Corporate Adjusted EBITDA results in 2011 resulted in the Company hitting the performance targets for the 2011 equity awards. As a result, 25% of these awards will vest in 2012 and 75% will vest in 2013 if the recipients remain employed by the Company, providing additional retention value and alignment with stockholder interests.

        The Company's annual incentive plan for 2011 (the "2011 Incentive Plan") was designed to provide additional incentive compensation in the event the Company was able to exceed certain financial targets, with such performance incentives capped at a pre-determined level. The 2011 Incentive Plan was modified from the plan established for 2010 to provide a more direct alignment between Corporate Adjusted EBITDA and incentive plan payouts, as well as deliver a portion of the annual incentive (subject to achievement of the management objectives described below) in the form of equity, subject to additional service-based vesting requirements as an additional retention tool for management. The Company significantly exceeded the Corporate Adjusted EBITDA target under the 2011 Incentive Plan, with record levels of Corporate Adjusted EBITDA as noted above. As a result, management (including the named executive officers) was paid annual incentive awards at the maximum amounts determined under the 2011 Incentive Plan and approximately one-third of these awards for the named executive officers was settled in the form of stock units that will vest over a two-year period from the end of the performance period established in the 2011 Incentive Plan.

        In addition, in March of 2011, the Company paid out Performance Units granted to the officers pursuant to the Incentive Compensation Plan in place for the 2008-2010 Performance Period.

        The 2011 values reported in the Summary Compensation Table reflect the changes made to executive pay levels in order to bring compensation opportunities in line with the Company's desired position relative to the market for executive talent, as well as the Company's continued strong financial performance.

2011 Shareholder Advisory Vote on Executive Pay

        In an advisory vote held at the 2011 Annual Meeting of Stockholders, our stockholders voted to approve the compensation of our named executive officers with a vote of 98% in favor. In light of the strong support our executive compensation received at the 2011 Annual Meeting, the Human Resources and Compensation Committee did not make significant changes to our compensation program as a direct result of the advisory vote on executive compensation.

Objectives of Compensation Program

        The Human Resources and Compensation Committee is guided by the following key objectives in determining the compensation of the Company's named executive officers:

Competitive Pay

        Compensation should reflect the competitive marketplace so that the Company can attract, retain and motivate high-caliber executives.

Accountability for Business Performance

        Compensation should be tied largely to overall Company financial and operating performance, so that executives are held accountable through their compensation for achievement of Company financial and operating results.

Accountability for Individual Performance

        Compensation should also be tied to the individual's performance to encourage and reflect individual contributions to the Company's performance.

Alignment with Stockholder Interests

        Compensation should reflect DTG's Common Stock performance through equity-based incentives, such as Performance Shares, Performance Units, Restricted Stock, Restricted Stock Units and Option Rights, to align the interests of executives with those of DTG's stockholders.

Design and Risk Mitigation

        DTG's executive compensation program is designed to clearly and fairly relate pay to performance, with the objective of creating long-term stockholder value. DTG's executive compensation program is also designed to match pay practices with corporate goals. Each year, the Human Resources and Compensation Committee establishes annual incentive award levels and considers the grant of long-term equity incentive compensation awards under the Plan. At the end of each year, the Human Resources and Compensation Committee conducts a full review of the elements of compensation and compares those elements to DTG's key objectives.

        A primary objective of DTG's executive compensation program is to encourage and reward performance by the executives, including the named executive officers, that meets or exceeds DTG's financial and operational performance goals, without encouraging the taking of excessive risks that could be detrimental to the interests of DTG's stockholders. Further, DTG strives to develop overall compensation packages that include a variety of short and long-term awards, as well as a balanced mix of cash and equity incentives. Performance objectives for our performance-based awards, whether cash or equity, are established to encourage the executives, including the named executive officers, to maximize the Company's performance over the long-term, as opposed to focusing on short-term profits.

        The Human Resources and Compensation Committee believes that its compensation decisions are aligned with these objectives and that risks arising from the compensation programs, if any, would not be reasonably likely to have a material adverse affect on the Company.

Participants in Compensation Decisions

        The following table identifies the various individuals and groups who participate in decision making for DTG's 2011 executive compensation program and their duties in connection with such participation.

Participant	Duties
Human Resources and Compensation Committee	• Reviewed the performance of the Chief Executive Officer, the other named executive officers and other select members of the executive group
• Approved the compensation of the Chief Executive Officer after consultation with other independent directors
• Made all decisions regarding cash and equity award plans for executives after consultation with other independent directors
• Consulted with Towers Watson, its independent compensation consultant, as a part of all compensation reviews
Chief Executive Officer	• Contributed to the review process of the executive group

Participant	Duties
Towers Watson—external consultant to the Human Resources and Compensation Committee	• Worked directly for the Human Resources and Compensation Committee
• Reviewed all presentation materials developed by or at the request of DTG management for presentation to the Human Resources and Compensation Committee

•

Consulted with, asked questions of and provided comments to DTG management, management's external compensation consultant, and the Human Resources and Compensation Committee regarding all compensation plans, presentations, proposed actions, documents and related materials

Frederic W. Cook & Co., Inc.—external consultant to DTG management	• Consulted with management on executive compensation matters
Senior Vice President, Human Resources	• Assisted in providing information on executive compensation for review by the Chief Executive Officer and the Human Resources and Compensation Committee
• Consulted with the Chief Executive Officer and the Human Resources and Compensation Committee on executive compensation matters

Comparative Data and Benchmarking

        As discussed below under the heading "2011 Compensation Decisions," during the last quarter of 2010, management engaged Frederic W. Cook & Co., Inc. ("FWC") to collect compensation data from which to benchmark executive compensation for the fiscal year beginning January 1, 2011 and to provide recommendations to the Human Resources and Compensation Committee for salary adjustments, annual incentive opportunities and equity awards. The determinations were based in part on survey data of 14 companies included as the comparator group, which are listed on page 42 below (the "Peer Group Companies").

Internal Pay Equity

        Compensation opportunities for the named executive officers are generally targeted at the median market range of executives performing similar functions at our Peer Group Companies and are also based on individual performance over time, overall financial results and job duties and responsibilities. Accordingly, Mr. Thompson has the highest compensation among the named executive officers. Messrs. Buster and Morris and Ms. Vaniman, each an Executive Vice President, have similar compensation opportunities according to their responsibilities and as compared to their peers at the Peer Group Companies. Our Human Resources and Compensation Committee believes that this similar compensation opportunity among our Executive Vice Presidents encourages their collaboration, support and team effort, and is consistent with the Company's overall compensation philosophy.

General Information Regarding Elements of Compensation

        The Company's executive compensation objectives are achieved through five elements: base salary, cash and equity incentive compensation, long-term incentive compensation, retirement benefits and from time to time other compensation (including perquisites). In 2011, DTG used these elements of compensation to create an overall executive compensation program that included salary increases, a short-term incentive opportunity in the form of cash and equity and long-term incentives in the form of Performance Units. The Performance Units granted in December 2010 and December 2011 were designed to incent operational and financial results over the performance periods of 2011 and 2012, respectively, with the Performance Units vesting over an additional two years after the performance condition was met to enhance their retention value and tie the ultimate value realized to longer term Company performance. DTG believes the use of these various compensation elements provides the proper balance between short- and long-term performance equity and cash compensation, financial and market metrics, and corporate and individual results as shown by the chart below. Overall, the pay package is intended to ultimately lead to a strong alignment of the long-term interests of officers with the long-term interests of stockholders. There is no pre-defined allocation of value between short- and long-term pay or between cash and equity compensation, but decisions are made with a focus on the majority of compensation being long-term and performance based.

Components and Mix of Executive Compensation

        Compensation for our named executive officers is comprised of the following components, utilizing values disclosed in the Summary Compensation Table (but excluding Other Compensation, which is 6% or less of Total Compensation), as illustrated below:

CEO	Other Named Executive Officers (average)(a)

(a)
Due to his retirement on December 31, 2011, the compensation for Mr. Anderson is not included.

Discussion of Elements of Compensation

Base Salary

        As discussed in more detail below, when establishing the base salaries for the named executive officers for 2011, the Human Resources and Compensation Committee considered the base salary of executives in comparable positions at the Peer Group Companies from data obtained by FWC. Base salaries and incentive compensation may vary from comparable positions depending on factors such as responsibility and current performance.

2011 Incentive Compensation

        As discussed above under 2011 Pay Actions, for 2011, DTG established the 2011 Incentive Plan for executives, including the named executive officers, based on the Company's Corporate Adjusted

EBITDA. The 2011 Incentive Plan set $75 million as the minimum Corporate Adjusted EBITDA to be achieved in 2011 prior to any payment under the 2011 Incentive Plan, based on an analysis of the Company's historical financial performance, market conditions and financial expectations for 2011. As shown by the chart below, the 2011 Incentive Plan also provided that cash incentives would be paid for Corporate Adjusted EBITDA amounts between $75 million and $200 million, and for Corporate Adjusted EBITDA over $200 million up to a maximum of $280 million, incentives would be paid in the form of equity awards subject to additional time-based vesting restrictions (25% of such award vesting on December 31, 2012 and 75% of such award vesting on December 31, 2013, subject to continued employment through the applicable vesting date). The portion of the bonus pool allocated to each named executive officer was determined by the Human Resources and Compensation Committee at the time the bonus pool was determined based upon responsibilities and contributions to the success of the Company.

	2011 Incentive Compensation Payout Level
Annual Corporate Adjusted EBITDA ($000s)	<$	75,000	$75,000	$140,000	$180,000	$200,000	$240,000	$280,000

Total Bonus Pool ($000s)		$0	$1,575	$2,940	$3,780	$4,200	$5,400	$6,600

        Corporate Adjusted EBITDA is the primary measurement used to determine the amount of the annual incentive compensation awards for each named executive officer under the 2011 Incentive Plan. However, the Human Resources and Compensation Committee reserved the right to adjust any award in its sole discretion. Incentive compensation is allocated to executive participants in the 2011 Incentive Plan based on their job responsibilities and may be adjusted to reflect individual performance, if appropriate. In addition, the 2011 Incentive Plan permits DTG to recover awards if a participant engages in certain conduct detrimental to the Company, including competing with the Company, solicitation of employees for other employment, disclosure of confidential information, any conduct that results in termination for cause, any conduct determined to be harmful to the Company and any conduct that causes a restatement of any financial statements or financial results of the Company. Although the Human Resources and Compensation Committee did not set specific individual target amounts for the allocation of the bonus pool among the named executive officers and other participants in 2011, allocations to the named executive officers were generally consistent with the target allocations made to them in 2010.

        Based on our achievement of actual Corporate Adjusted EBITDA of $303.2 million (excluding merger-related expenses of $4.6 million), which exceeded the maximum payout amount under the 2011 Incentive Plan by $23.2 million, the named executive officers received the maximum potential payout of the 2011 Incentive Plan, or $6.6 million in total. As a result, a portion of each named executive officer's award was paid out in cash and a portion was paid out in equity awards subject to continued service-based vesting restrictions.

Long-Term Incentive Compensation

        DTG provides the named executive officers with long-term incentive compensation pursuant to the Plan. The Plan is intended to primarily provide equity-based incentives to executives of the Company to ensure that management's interests are aligned with the interests of the Company's stockholders. DTG adopted the Plan to encourage participants to focus on long-term Company performance and to provide an opportunity for executive officers and certain designated key employees to increase their stake in the Company through grants of equity and equity-based compensation. Pursuant to the Plan, the Human Resources and Compensation Committee has the discretion to grant Option Rights, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and other equity and equity-based awards.

1. Option Rights and Restricted Stock Units

        No Option Rights or Restricted Stock Units have been granted to management since May of 2009.

2. Performance Units

        In December 2010, Performance Units were granted under the Plan to executives, including the named executive officers, relating to a one-year performance period ("Performance Period") of fiscal year 2011 and providing that if the objectives under the Plan for the Performance Period were met, the Performance Units would vest over a two-year period following the conclusion of the Performance Period. The objectives under the Plan for the 2011 Performance Period were met and 25% of the Performance Units granted to the officers will vest on December 31, 2012 and the remaining 75% will vest on December 31, 2013. Performance Units with similar objectives were granted in December 2011 based on a Performance Period from January 1, 2012 to December 31, 2012. If the objectives of the 2012 Performance Period are met, 25% of the awards will vest on December 31, 2013 and the remaining 75% will vest on December 31, 2014.

Pay versus Performance Discussion

Long-Term Realized Compensation

        While many individual pay decisions are based on an annual timetable, the Human Resources and Compensation Committee takes a longer term view of how pay and performance are linked for executives. In addition, the Committee also considers the pay realized by executives as a result of such performance, not just values reported in the Summary Compensation Table and its supporting tables. The values in these tables, while important, only tell a portion of the story as they reflect accounting values of certain program elements, not realized values. For example, Performance Units granted in December 2010 and 2011 are included in the Summary Compensation Table based on the grant date fair value of the awards for accounting purposes in the year of grant. However, the awards are actually earned over a period of time following their inclusion or, in some cases, may reflect compensation awarded in respect of performance in a prior year. The amounts reflected in the Summary Compensation Table represent accounting values, and do not necessarily correspond to the amounts the named executive officers will actually earn.

        The table below shows the value of realized compensation by the Chief Executive Officer from 2009 through 2011, and the performance of the Company on the primary incentive metrics tracked by the Company. The Human Resources and Compensation Committee believes this table is an accurate depiction of the relationship between pay and performance at the Company, and shows there to be a strong alignment between the two factors.

Realized Compensation—CEO	2009	2010		2011
Base Salary	$550,000	$550,000		$800,000
Annual Cash Incentive Paid	$825,000	$825,000		$1,272,696
Gains from Option Exercises
Value of Stock Awards Vesting	$462,299	$1,460,597		$3,080,668

Total	$1,837,299	$2,835,597		$5,153,364

Change from Prior Year		54.34%		81.74%
Corporate Adjusted EBITDA(1)	$99,400,000	$258,300,000	(2)	$303,200,000	(3)
Non-GAAP Earnings Per Share(1)	$1.24	$4.24	(2)	$5.13	(3)

(1)
For reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures, see "Use of Non-GAAP Measures for Measuring Results" under Item 7,

  Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 32 of the Company's Annual Report on Form 10-K for the Year Ended December 31, 2011.

(2)
Excludes merger-related expenses of $22.6 million.

(3)
Excludes merger-related expenses of $4.6 million.

        As discussed in "Executive Compensation—Objectives of Compensation Program" above, key objectives of our executive compensation program include motivating our executives to achieve financial and operating results including increased profitability and stockholder returns, and attracting and retaining high caliber executives. Accordingly, in addition to paying fixed compensation in the form of a market-based salary, we provide our named executive officers with variable short- and long-term compensation opportunities that are based on DTG's performance. Our annual Incentive Plans reward executives on increased Corporate Adjusted EBITDA, while awards under our Long-Term Incentive Compensation Plan reward executives on long-term Company performance, typically over a three-year period that may involve both a performance hurdle and service-based vesting conditions. Performance Units link the amount our executives earn to the performance of the Common Stock over the applicable period.

        In 2011, the Company's performance was strong, with Corporate Adjusted EBITDA (excluding merger-related expenses) increasing by approximately $45 million, or 17.4% from December 31, 2010 to December 31, 2011. In addition, the price of the Common Stock increased from a low of $47.26 on December 31, 2010 to $70.26 on December 30, 2011. As a result of this exceptional financial performance, our named executive officers received the maximum potential award under the 2011 Incentive Plan. As noted above, to continue to incentivize and retain our named executive officers, a portion of the annual award under the 2011 Incentive Plan was paid in equity units that are subject to additional service-based vesting requirements. We believe these payouts demonstrate a link between strong Company performance and the variable compensation opportunities for our named executive officers.

Supplemental Retirement and Other Elements of Compensation

        DTG maintains a deferred compensation plan which is intended to provide an equitable program for retirement income and retention for executives of the Company, including the named executive officers, and provides for an aggregate annual contribution by the Company in respect of each participant of an amount equal to 15% of the executive's base salary, contributed in quarterly installments. All contributions by the Company are immediately 100% vested. Each participant is also permitted, on an annual basis, to contribute to the deferred compensation plan. We generally do not provide perquisites with a significant value to our named executive officers. As disclosed in our Summary Compensation Table, we provide a vehicle allowance, limited financial planning assistance, and reimbursement for a portion of country club membership dues.

Change in Control Arrangements

        There are no employment contracts or non-compete agreements with any officer, including the named executive officers. DTG has entered into a change in control agreement with Mr. Thompson (the "Employment Continuation Agreement"), as well as a change in control plan for other executive officers, including the other named executive officers (the "Employment Continuation Plan"). The Employment Continuation Agreement and the Employment Continuation Plan are designed to promote stability and continuity of executives in the event of a transition in corporate control. Information regarding applicable payments under such Employment Continuation Agreement and Employment Continuation Plan for the named executive officers is provided below under the heading

"Potential Payments Upon Termination or Change in Control." The Company believes these agreements are in line with market practice and provide value to the stockholders.

2011 Compensation Decisions

        As briefly discussed above, during the last quarter of 2010, management engaged FWC to conduct a study of benchmark compensation levels and practices for our senior executive team, including the named executive officers. In addition, FWC was asked to provide recommendations to the Human Resources and Compensation Committee for salary adjustments and equity awards for 2011. Management worked with FWC to identify appropriate market benchmarks for each named executive officer. The benchmark pay sources included a comparator group of publicly traded peers, which was developed by FWC with input from management, and third-party compensation surveys. The Human Resources and Compensation Committee's independent consultant, Towers Watson, reviewed the methodology used by FWC to develop the compensation benchmarks and provided advice to the Human Resources and Compensation Committee regarding the reasonableness of the study's results.

        FWC identified the following 14 companies as the Peer Group Companies:

Alexander & Baldwin, Inc.	Hertz Global Holdings, Inc.
AMERCO	Kirby Corp.
Asbury Automotive Group, Inc.	Lithia Motors, Inc.
Avis Budget Group, Inc.	Old Dominion Freight Line, Inc.
CarMax, Inc.	The Pep Boys—Manny, Moe & Jack
Genesee & Wyoming, Inc.	Ryder System, Inc.
Group 1 Automotive, Inc.	Werner Enterprises, Inc.

        The Peer Group Companies include direct competitors to DTG (i.e., car rental and automotive retailers) and other comparably-sized companies in the same Global Industry Classification Standard Group classification as DTG. DTG Management also reviewed general industry pay statistics from the following third-party executive pay surveys: 2010 Mercer Executive Benchmark Survey (utilizing 108 companies with revenues of $1 billion to $2.5 billion), 2010 Towers Watson U.S. CDB Survey (utilizing 170 companies with revenues of $1 billion to $3 billion), 2010/11 Towers Watson Top Management Survey (utilizing 919 companies with data regressed to revenues of $1.5 billion) and 2010 FWC Survey of Long-Term Incentives (utilizing 57 companies for comparison of plans).

        Based on DTG's relative size and recent performance versus the benchmark data sources, FWC advised the Human Resources and Compensation Committee that target total compensation opportunities in the median market range would be appropriate.

        The Human Resources and Compensation Committee considered FWC's study and recommendations, together with the advice of Towers Watson, its independent consultant, in making certain determinations regarding 2011. The Human Resources and Compensation Committee also considered the Company's performance since Mr. Thompson became CEO in October of 2008. In particular, the Human Resources and Compensation Committee considered the significant increase in the price of the Common Stock and the growth in Corporate Adjusted EBITDA during this period and management's success in executing both the 2010 and the 2011 business plans despite the uncertainty and disruption caused by proposed mergers.

        Effective January 1, 2011, the Human Resources and Compensation Committee approved the following base salaries for its named executive officers, positioning the named executive officers at the market median: Mr. Thompson, $800,000; Mr. Buster, $425,000; Mr. Anderson, $425,000; Ms. Vaniman, $300,000; and Mr. Morris, $250,000.

        At the end of 2010, the Human Resources and Compensation Committee also approved the grant of Performance Units to the named executive officers. These awards were contingent on the achievement of a minimum level of Corporate Adjusted EBITDA in 2011; if this minimum level was not achieved, the awards would be forfeited in their entirety. The minimum level of Corporate Adjusted EBITDA was achieved for 2011 and, as a result, Performance Units were granted to each of the named executive officers as follows: Mr. Thompson (45,000 units); Mr. Buster (16,000 units); Mr. Anderson (16,000 units); Ms. Vaniman (9,000 units) and Mr. Morris (7,000 units). 25% of each named executive officer's Performance Units will vest on December 31, 2012 and the remaining 75% will vest on December 31, 2013, in each case subject to the named executive officer's continued employment with the Company through the vesting date.

        At the end of 2011, the Human Resources and Compensation Committee again approved the grant of Performance Units to the named executive officers, contingent on the achievement of a specified level of Corporate Adjusted EBITDA in 2012; if the specified level is not achieved, the awards will be forfeited in their entirety. If the Company achieves the specified level of Corporate Adjusted EBITDA in 2012, in general 25% of the Performance Units will vest on December 31, 2013, and the remaining 75% will vest on December 31, 2014, in each case subject to the applicable named executive officer's continued employment with the Company through the vesting date.

Impact of Accounting and Tax Treatment on Compensation

Accounting Treatment

        The Human Resources and Compensation Committee is aware of the accounting treatment accorded to DTG's compensation program. However, the treatment has not been a significant factor in such compensation program or in the decisions of the Human Resources and Compensation Committee concerning the amount or type of compensation.

Section 162(m)

        Pursuant to Section 162(m), publicly-held corporations are prohibited from deducting compensation paid to the named executive officers except the Chief Financial Officer, as of the end of the fiscal year, in excess of $1 million, unless the compensation is "performance-based." Generally, it is the Human Resources and Compensation Committee's policy that the long-term incentive compensation paid to executive officers qualifies for deductibility to the extent not inconsistent with DTG's fundamental compensation policies. In furtherance of this policy, the Company has in the past requested that the stockholders re-approve the performance measures that may be used under the Plan in future years to satisfy the performance-based compensation requirements of Section 162(m).

        With respect to the annual Incentive Plans, in prior years the Company determined that its need for flexibility in designing an effective compensation plan to meet our objectives and to respond quickly to marketplace needs has outweighed its need to maximize the deductibility of its annual compensation. The Human Resources and Compensation Committee reviews this policy from time to time.

Common Stock Ownership Guidelines

        DTG maintains Common Stock ownership guidelines to more closely align the interests of executives, including the named executive officers, with those of stockholders, ranging from one half of the annual base salary for the most junior executives to five times the annual base salary for the Chief Executive Officer if he or she is also serving as a director. Generally, each executive has five years from the later of (i) the date of hire and (ii) the date of promotion within which to attain the ownership guidelines set for his or her position.

        As of the date of this Proxy Statement, each named executive officer is in compliance with the Common Stock ownership guidelines.

Compensation Recoupment

        The Human Resources and Compensation Committee retains the ability to recoup compensation of whatever kind paid by the Company, as required or permitted by applicable law and Company policies. In addition, the Human Resources and Compensation Committee routinely reviews emerging best practices with regard to recoupment and "clawback" policies and intends to update its policies once final regulations are issued under the Dodd-Frank Act.

Summary Compensation Table

        The following table provides certain summary information concerning compensation of DTG's Chief Executive Officer and each of the other named executive officers of DTG for the fiscal year ended December 31, 2011.

 2011 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)(1)	(f)(1)	(g)(2)	(h)	(i)(3)	(j)
Scott L. Thompson,	2011	800,000	—	3,270,260	—	1,272,696		147,504	5,490,460
Chief Executive Officer,	2010	550,000	—	2,120,850	—	825,000	—	157,625	3,653,475
President and Director	2009	550,000	—	222,000	741,405	825,000	—	125,084	2,463,489
H. Clifford Buster III,	2011	450,000	—	1,182,860	—	636,348		80,782	2,324,990
Senior Executive Vice President	2010	300,000	—	962,693	—	337,500	—	93,144	1,693,337
and Chief Financial Officer	2009	300,000	—	—	444,843	337,500	—	82,506	1,164,849
R. Scott Anderson,	2011	425,000	—	—	—	500,000		90,535	1,015,535
Senior Executive Vice President,	2010	425,000	—	754,080	—	478,125	—	125,070	1,782,275
Global Operations	2009	425,000	—	—	444,843	478,125	—	83,897	1,431,865
Vicki J. Vaniman,	2011	300,000	—	626,220	—	190,904		68,507	1,185,631
Executive Vice President and	2010	285,000	—	424,170	—	256,500	—	88,980	1,054,650
General Counsel	2009	285,000	—	—	296,562	256,500	—	61,060	899,122
Rick L. Morris,	2011	250,000	—	487,060	—	190,904		63,315	991,279
Executive Vice President and	2010	250,000	—	329,910	—	225,000	—	79,806	884,716
Chief Information Officer	2009	250,000	—	—	296,562	225,000	—	56,181	827,743

(1)
The amounts shown in column (e), with respect to Performance Units (grant dates of December 3, 2010 and December 9, 2011) and Restricted Stock Units (grant date of May 2009 for Mr. Thompson only), and column (f), with respect to Option Rights (grant date of May 2009), for each named executive officer, reflects the grant date fair value in accordance with ASC 718 for awards pursuant to the Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan. The December 9, 2011 grant date fair value for Performance Units granted to the named executive officers of $69.58 per share is based on a performance condition only.

The grant date fair value at the service inception date of the estimated number of Performance Units to be awarded as part of the 2011 Incentive Plan is included in column (e) as zero, as it was not contemplated that the minimum level of Corporate Adjusted EBITDA required for such awards would be met as of the service inception date. The maximum value of the Performance Units that could be awarded pursuant to the 2011 Incentive Plan for the named executive officers is as follows: Mr. Thompson ($727,304); Mr. Buster ($363,652); Ms. Vaniman ($109,096); and Mr. Morris ($109,096).

(2)
The Company's non-equity incentive plan as shown in column (g) is an annual incentive compensation plan that pays out if Corporate Adjusted EBITDA for 2011 equals or exceeds a pre-established minimum threshold. As discussed in greater detail in the Compensation Discussion and Analysis, the Company achieved actual Corporate Adjusted EBITDA above the maximum level under the plan and, accordingly, a portion of the 2011 incentive compensation was paid in cash and the remainder was settled in the form of Performance Unit awards with an established time- and service-based vesting schedule. The value of each such Performance Unit award as of the grant date of February 28, 2012 to the named executive officers is set forth as the maximum value of such Performance Units in footnote (1) above.

(3)
The amount shown in column (i) for each named executive officer includes the following:

(a)
the Company's contribution to the 401(k) plan and the Deferred Compensation Plan. The amounts attributable to the Company's contributions for the Deferred Compensation Plan are as follows: Mr. Thompson, $120,000; Mr. Buster, $63,750; Mr. Anderson, $63,750; Ms. Vaniman, $45,000; and Mr. Morris, $37,500; and

(b)
the aggregate incremental cost to the Company for the following benefits: (i) supplemental executive life insurance; (ii) supplemental long-term disability insurance premiums; (iii) health club dues reimbursement; (iv) reimbursement of country club dues and assessments; (v) vehicle allowance; (vi) financial counseling; and

    (vii) annual pay out of one-half the value of unused paid time off. No amount attributable to each such perquisite or benefit for each named executive officer exceeds the greater of $25,000 or 10% of the total amount of perquisites for such named executive officer.

Grants of Plan-Based Awards

        The following table provides certain summary information concerning grants of plan-based awards to the named executive officers for the fiscal year ended December 31, 2011.

2011 GRANTS OF PLAN-BASED AWARDS

								All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)					Exercise or Base Price of Option or Stock Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)(3)
Scott L. Thompson			$1,272,6960			9,549
Performance Units	12/9/11							47,000		$69.58	$3,270,260
H. Clifford Buster III			$636,348			4,775
Performance Units	12/9/11							17,000		$69.58	$1,182,860
R. Scott Anderson			$500,000
Performance Units
Vicki J. Vaniman			$194,904			1,433
Performance Units	12/9/11							9,000		$69.58	$626,220
Rick L. Morris			$194,904			1,433
Performance Units	12/9/11							7,000		$69.58	$487,060

(1)
The Company's 2011 Incentive Plan is an incentive compensation plan that pays out if Corporate Adjusted EBITDA for 2011 equals or exceeds a pre-established minimum threshold. As discussed in greater detail in the Compensation Discussion and Analysis, the Company achieved actual Corporate Adjusted EBITDA above the maximum level under the plan. As a result, each named executive officer's cash incentive award was paid out at the target level disclosed in column (d) and each named executive officer also received the Performance Units disclosed in column (g).

(2)
The amounts shown in column (g) represent the actual number of Performance Share Units granted as a part of the Company's 2011 Incentive Plan.

(3)
The amounts shown in column (l) represent the aggregate grant date fair value computed in accordance with ASC 718.

Outstanding Equity Awards at Fiscal Year-End

        The following table provides certain summary information concerning the outstanding equity awards of the named executive officers for the fiscal year ended December 31, 2011.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR END

							Stock Awards
									Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
		Option Awards
				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)
							Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
		Number of Securities Underlying Unexercised Unearned Options (#)
					Option Exercise Price ($)
	Grant Date					Option Expiration Date
Name		Exercisable	Unexercisable
	(a)(1)	(b)(2)	(c)	(d)	(e)	(f)	(g)	(h)	(i)(3)	(j)
Scott L. Thompson
Stock Option	5/23/2008	35,800	-0-		$13.98	5/22/2018
Stock Option	5/23/2008	38,755	12,945		$13.98	5/22/2018
Stock Option	10/13/2008	197,500	-0-		$0.97	10/12/2018
Stock Option	5/14/2009	100,000	150,000		$4.44	5/13/2019
Restricted Stock Units	5/23/2008						3,387	$237,971
Restricted Stock Units	5/14/2009						30,000	$2,107,800
Performance Shares	12/3/2010								45,000	$3,161,700
Performance Shares	12/9/2011								47,000	$3,302,220
H. Clifford Buster III
Stock Options	10/21/2008	70,000	-0-		$0.77	10/20/2018
Stock Options	5/14/2009	60,000	90,000		$4.44	5/13/2019
Performance Shares	12/3/2010								16,000	$1,124,160
Performance Shares	12/9/2011								17,000	$1,194,420
R. Scott Anderson
Stock Options	5/14/2009	60,000	90,000		$4.44	5/13/2019
Performance Shares	12/3/2010								16,000	$1,124,160
Vicki J. Vaniman
Stock Options	1/31/2008	14,947	-0-		$24.38	1/30/2018
Stock Options	10/13/2008	12,000	-0-		$0.97	10/12/2018
Stock Options	5/14/2009	40,000	60,000		$4.44	5/13/2019
Performance Shares	12/3/2010								9,000	$632,340
Performance Shares	12/9/2011								9,000	$632,340
Rick L. Morris
Stock Options	1/31/2008	7,715	-0-		$24.38	1/30/2018
Stock Options	10/13/2008	14,000	-0-		$0.97	10/12/2018
Stock Options	5/14/2009	40,000	60,000		$4.44	5/13/2019
Performance Shares	12/3/2010								7,000	$491,820
Performance Shares	12/9/2011								7,000	$491,820

(1)
The vesting schedules for the Stock Option Rights and Restricted Stock Units awards shown in column (a), identified by grant date, are as follows:

  (a)
  Stock Option Rights and Restricted Stock Units granted to Mr. Thompson on May 23, 2008 each vest in four equal annual installments beginning May 22, 2009.

  (b)
  Stock Option Rights and Restricted Stock Units with a grant date of May 14, 2009 for the named executive officers vested 20% on each of May 13, 2010 and May 13, 2011, and the remaining 60% will vest on May 13, 2012.

(2)
All Stock Option Rights listed in column (b) are fully vested. These Stock Option Rights expire 10 years from their respective grant date.

(3)
As the specified Corporate Adjusted EBITDA threshold was met for the 2011 Performance Period, the Performance Units granted on December 3, 2010 as shown in column (i) above will vest 25% on December 31, 2012 and 75% on December 31, 2013, subject to the continued employment with the Company of the named executive officers at the time of vesting. Performance Units granted on December 9, 2011 as shown in column (i) above will be awarded following a one-year Performance Period of fiscal year 2012, if the specified Corporate Adjusted EBITDA threshold has been met for such Performance Period, and will provide for 25% of such award to vest on December 31, 2013 and 75% of such award to vest on December 31, 2014, subject to the continued employment with the Company of the named executive officers at the time of vesting. The Performance Units granted pursuant to the 2011 Incentive Plan are not included in this table as they were granted on February 28, 2012 and therefore were not outstanding as of 2011 fiscal year end.

Option Exercises and Stock Vested

        The following table provides certain summary information concerning the exercise of non-qualified Option Rights and vesting of Performance Units and Restricted Stock Units awards made under the Plan for each of the named executive officers for the fiscal year ended December 31, 2011.

2011 OPTION EXERCISES AND STOCK VESTED

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)(1)		Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)		Value Realized on Vesting ($)(4)
(a)	(b)		(c)	(d)		(e)
Scott L. Thompson	-0-		$—	48,957	(5)	$3,080,668
H. Clifford Buster, III	30,000	(6)	$1,839,868	8,640	(7)	$452,995
R. Scott Anderson	137,054	(8)	$8,121,266	11,962	(9)	$627,168
Vicki J. Vaniman	33,000	(10)	$2,015,392	14,832	(11)	$777,642
Rick L. Morris	31,000	(12)	$1,918,382	7,656	(13)	$401,404

(1)
Represents the gross number of Shares acquired upon exercise of vested options without taking into account any Shares that may have been withheld to cover option exercise price and/or applicable tax obligations.

(2)
Represents the value of exercised options calculated by multiplying (i) the number of Shares of Common Stock to which the exercise of the option related, by (ii) the difference between the per-share selling price of the Common Stock on the date of the exercise and the exercise price of the options.

(3)
Represents the vesting and settlement on May 13, 2011, May 23, 2011, and October 13, 2011 of a portion of Restricted Stock Units granted May 14, 2009, May 23, 2009, and October 13, 2008, respectively (for Mr. Thompson) and the settlement of Performance Units on March 1, 2011 for Performance Units granted on January 31, 2008 (for all named executive officers).

(4)
Represents the value of (a) vested Restricted Stock Units calculated by multiplying the gross number of vested Restricted Stock Units by the closing price of the Company's common stock on the vesting date and (b) issued Performance Units calculated by multiplying the gross number of Shares awarded by the closing price of the Company's common stock on the issuance date.

(5)
Represents (a) the vesting of the following Restricted Stock Units: 10,000 on May 13, 2011; 3,387 on May 23, 2011 and 16,670 on October 13, 2011, and includes a total of 5,616 Shares withheld by the Company to satisfy taxes, and (b) the issuance of 18,900 Performance Share Units on March 1, 2011 and includes 7,211 Shares withheld to satisfy taxes.

(6)
The options exercised by Mr. Buster had trading prices ranging from $61.72 to $62.44 per Share and were granted on October 21, 2008.

(7)
Represents the issuance of 8,640 Performance Share Units on March 1, 2011 and includes 3,297 Shares withheld by the Company to satisfy taxes.

(8)
The options exercised by Mr. Anderson had trading prices ranging from $61.23 to $63.89 per Share and included options granted between January 31, 2008 and October 13, 2008.

(9)
Represents the issuance of 11,962 Performance Share Units on March 1, 2011 and includes 4,564 Shares withheld by the Company to satisfy taxes.

(10)
The options exercised by Ms. Vaniman had trading prices ranging from $61.54 to $65.15 per Share and were granted on October 13, 2008.

(11)
Represents the issuance of 14,832 Performance Share Units on March 1, 2011, and includes 5,659 Shares withheld by the Company to satisfy taxes.

(12)
The options exercised by Mr. Morris had trading prices ranging from $61.24 to $69.56 per Share and were granted on October 13, 2008.

(13)
Represents the issuance of 7,656 Performance Share Units on March 1, 2011 and includes 2,921 Shares withheld by the Company to satisfy taxes.

Non-qualified Deferred Compensation

        The following table provides certain summary information concerning non-qualified deferred compensation of the named executive officers of DTG during the fiscal year ended December 31, 2011.

2011 NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings/Losses in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)(1)	(d)(2)	(e)	(f)
Scott L. Thompson	$—	$120,000	$1,617	$—	$288,350
H. Clifford Buster, III	$—	$63,750	$(3,268)	$—	$144,201
R. Scott Anderson	$—	$63,750	$(12,070)	$—	$186,889
Vicki J. Vaniman	$—	$45,000	$496,686	$—	$1,659,961
Rick L. Morris	$—	$37,500	$40	$—	$109,179

(1)
The amount shown in column (c) for each named executive officer is also reported as compensation to such named executive officer in column (i) of the Summary Compensation Table. These contributions were made pursuant to the Deferred Compensation Plan.

(2)
The total amount shown in column (d) for each named executive officer is the aggregate earnings during the last fiscal year, and reflects the increase in the value of the Common Stock in the participant's deferred compensation account during 2011 and/or market rate of interest, and is not shown as compensation to such named executive officers in any column of the Summary Compensation Table.

        For more information on the Deferred Compensation Plan and its predecessor plans, see "Compensation Discussion and Analysis—Discussion of Elements of Compensation—Supplemental Retirement and Other Elements of Compensation."

Potential Payments Upon Termination or Change in Control

Introduction

        The tables set forth below provide certain summary information concerning the amount of compensation that would be payable to each of the named executive officers, excluding Mr. Anderson who retired on December 31, 2011, upon a termination of employment or upon a change in control of DTG. The amounts in the tables assume that such termination or change in control was effective as of December 31, 2011, and therefore include amounts earned through such date and are estimates of the amounts which would be paid out to each executive. None of the named executive officers have any agreement that provides, nor do any of the named executive officers participate in a plan that provides for the payment of any severance or provision of any benefit continuation in the event of a termination of employment other than a termination of employment that follows a change in control of DTG. The amounts listed below under "severance" and "benefit continuation" (other than amounts relating to a change in control) are those that may be provided, in the sole discretion of the Company, to the executive pursuant to general severance guidelines (the "Severance Guidelines") established by the Company and applicable to all employees generally. Any payments to be made pursuant to the Deferred Compensation Plan and its predecessor plans are payable in accordance with their terms and are not referenced below. For more information, see the "2011 Non-Qualified Deferred Compensation Table" above and the description of such plan in "Compensation Discussion and Analysis—Discussion of Elements of Compensation—Supplemental Retirement and Other Elements of Compensation" section above. Mr. Thompson is party to the Employment Continuation Agreement and Messrs. Buster and Morris and Ms. Vaniman participate in the Employment Continuation Plan (together, the "Employment Continuation Arrangements"), both of which provide certain payments and benefits in the event of a change in control or a termination of employment thereafter. The actual payments to be made, and value of benefits to be provided, can only be determined at the time of such executive's separation from DTG. The actual severance and benefits received under each scenario are discussed in the narrative preceding each table.

Payments Made Upon Involuntary Termination With Cause or Voluntary Termination (Other Than Retirement)

        In general, no payments are made (other than payments required by law, such as accrued vacation) and no benefits are provided, and all outstanding Option Rights, as well as any outstanding Performance Units or Restricted Stock Units, are forfeited. In the absence of a change in control of the Company, "cause" means misconduct of the named executive officer that is willful or involves gross negligence, as determined by DTG.

Payments Made Upon Involuntary Termination Without Cause or Due to a Reduction in Force

        The Severance Guidelines provide that in the event of an involuntary termination without cause, the Company, with the approval of the Human Resources and Compensation Committee, has the discretion to provide the named executive officers with (i) a minimum of 26 weeks of salary plus a prorated bonus pursuant to the annual Incentive Plan, (ii) continuation of health benefits during the period of salary continuation and (iii) continuation of the vehicle allowance for the period of salary continuation. The table below utilizes a one-year severance for salary and the actual incentive compensation amount paid to the named executive officers for 2011. In no event do the Severance Guidelines or any other guidelines, agreements or policies entitle the named executive officers to such payments and benefits. In general, (a) unvested Option Rights are forfeited and vested Option Rights are exercisable until the earlier of six months after termination and the expiration date of the Options Rights and (b) unvested Performance Units will be prorated (based on the days employed by the Company during the Performance Period and at the current accounting accrual rate at the time of termination) and paid by March 15 of the year following the Performance Period and based on actual Company performance during the Performance Period. If the Performance Period has not been completed, all units are forfeited. Restricted Stock Units are also prorated based on days of service with the exception of the May 14, 2009 grant to Mr. Thompson, which provides that the Restricted Stock Units will be forfeited to the extent not vested. Notwithstanding the foregoing, in the event the termination is in connection with a reduction in force, vested Option Rights may be exercised (if prior to the stated expiration date) for a period equal to the greater of (a) six months after termination and (b) two times the number of weeks of salary for the period of salary continuation, but not to exceed one year.

 INVOLUNTARY TERMINATION WITHOUT CAUSE OR DUE TO REDUCTION IN FORCE

			Equity Awards
Name	Severance ($)	Benefits Continuation ($)	Vesting of Performance Shares or Units ($)	Vesting of Restricted Stock & Options ($)	Accrued Vacation ($)	Total ($)
(a)	(b)(1)	(c)	(d)	(e)	(f)	(g)
Scott L. Thompson	$2,800,000	$21,105	$1,051,013	$214,633	$98,462	$4,185,213
H. Clifford Buster, III	$1,425,000	$20,870	$373,693	$—	$52,308	$1,871,871
Vicki J. Vaniman	$600,000	$19,544	$210,203	$—	$36,923	$866,670
Rick L. Morris	$550,000	$25,832	$163,491	$—	$30,769	$770,092

(1)
The amounts in column (b) for each named executive officer include one year of base salary and the actual incentive compensation earned for 2011.

Payments Made Upon Retirement, Death or Disability

        In general, no severance payments are made, and no benefits are provided, upon a termination of employment as the result of the named executive officer's retirement, death or disability. In the case of retirement, Option Rights continue to vest in accordance with the option grant agreements, and vested Option Rights are exercisable for up to three years from the retirement date, but in no event shall any Option Right be exercisable after the expiration date. Restricted Stock Units will be prorated as of the date of retirement, and the remaining unvested Restricted Stock Units are forfeited (with the exception of the May 14, 2009 Restricted Stock Unit grant, which will continue to vest in accordance with the terms of the grant). All Performance Units will be forfeited if the termination occurs prior to the completion of the Performance Period. For retirement under the December 3, 2010 Performance Units Grant Award, all outstanding Performance Units will vest in full if retirement occurs following completion of the Performance Period. All unvested Performance Units granted under the December 9, 2011 Performance Units Grant Award will be forfeited upon retirement. In the event of death or disability, unvested Option Rights are forfeited, and vested Option Rights are exercisable for up to six months from the date of death or disability, provided that in no event shall any Option Right be exercisable after the expiration date. All Performance Units will be forfeited if the termination occurs prior to the completion of the Performance Period, and if occurring after the completion of the Performance Period, all unvested Performance Units will be prorated (based on the days employed from the first day of the Performance Period to the date of termination at the current accounting accrual rate at the time of termination), and paid by March 15 of the year following termination. Restricted Stock Units are also prorated based on days of employment with the exception of the May 14, 2009 grant to Mr. Thompson, which provides that the Restricted Stock Units will continue to vest as scheduled, pursuant to the grant agreement.

        "Retirement" for the purposes of the Performance Units Grant Agreements dated December 3, 2010 and December 9, 2011 is defined as the voluntary termination of employment by a named executive officer if, as of the date of such termination, he or she is age 62 or older with at least five years of service with the Company. As of December 31, 2011, none of the named executive officers qualify for Retirement as defined under these Agreements.

 PAYMENTS MADE UPON RETIREMENT, DEATH OR DISABILITY

			Equity Awards
Name	Severance ($)	Benefits Continuation ($)	Vesting of Performance Shares or Units ($)	Vesting of Restricted Stock & Options ($)	Accrued Vacation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Scott L. Thompson	$—	$—	$1,051,013	$214,633	$98,462	$1,364,108
H. Clifford Buster, III	$—	$—	$373,693	$—	$52,308	$426,001
Vicki J. Vaniman	$—	$—	$210,203	$—	$36,923	$247,126
Rick L. Morris	$—	$—	$163,491	$—	$30,769	$194,260

Payments Made Upon a Change in Control

        DTG has entered into an Employment Continuation Agreement with Mr. Thompson and an Employment Continuation Plan in which Messrs. Buster and Morris and Ms. Vaniman (the "Participating NEOs") are participants. The following is a description of the payments and benefits provided pursuant to the Employment Continuation Arrangements in the event of a change in control and in the event the executive's employment is terminated within the two-year period immediately following a change in control. Where provided, "prorata bonuses" are determined based upon the greater of actual performance and target payout within the meaning of the applicable bonus plan, and "continuation of benefits" means the perquisites, benefits and service credits for benefits provided under any retirement, deferred compensation, income and welfare benefit policies, plans and arrangements in which the employee is entitled to participate.

        Generally, a change in control of DTG is deemed to occur upon the happening of any of the following events:

          1.     DTG is merged, consolidated or reorganized into another corporation or other legal person, unless, in each case, immediately following such merger, consolidation or reorganization, the stock entitled to vote generally in the election of the Board (the "Voting Stock") of DTG outstanding immediately prior to such merger, consolidation or reorganization continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 60% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such merger, consolidation or reorganization (including, without limitation, an entity which as a result of such merger, consolidation or reorganization owns DTG or all or substantially all of DTG's assets either directly or through one or more subsidiaries);

          2.     DTG sells or otherwise transfers all or substantially all of its assets to another corporation or other legal person, unless, in each case, immediately following such sale or transfer, the Voting Stock of DTG outstanding immediately prior to such sale or transfer continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 60% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such sale or transfer (including, without limitation, an entity which as a result of such transaction owns DTG or all or substantially all of DTG's assets either directly or through one or more subsidiaries);

          3.     The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more or the combined voting power of the Voting Stock of DTG then outstanding after giving effect to such acquisition; or

          4.     Individuals who, as of December 9, 2008, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to December 9, 2009 whose election or nomination for election by DTG's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of DTG in which such person is named as a nominee for director, without objection to such nomination) shall be deemed to be or have been a member of the Incumbent Board..

        Notwithstanding the foregoing, a change in control shall not be deemed to occur unless the events that have occurred would also constitute a "Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation" under Treasury Department Final Regulation 1.409A-3(j)(5), or any successor regulation thereto.

Involuntary Termination Without Cause or for Good Reason

        In the event of an involuntary termination without cause or for good reason on the date of or within the two years immediately following the occurrence of a change in control, the named executive officer will receive (a) a severance payment equal to three times base salary (Mr. Thompson) or two and one-half times base salary (the Participating NEOs), plus (b) three times (Mr. Thompson) or two and one-half times (the Participating NEOs) incentive pay which is defined as the greater of (i) the average of the annual bonus made during the last two fiscal years, (ii) the amount of the annual bonus made or to be made in the fiscal year immediately preceding the fiscal year in which the change in control occurs, and (iii) the target bonus opportunity for the fiscal year in which the change in control occurs, plus (c) the greater of the actual or target annual bonus amount, prorated for the year of termination and (d) benefit continuation for three years (Mr. Thompson) or two and one-half years (the Participating NEOs). The 2011 Incentive Plan specified target bonus opportunities to be used for purposes of this calculation. All Option Rights are immediately vested and exercisable for the term of the grant. Restricted Stock Units will also immediately vest and become non-forfeitable. The one-year Performance Period for the Performance Units granted in both December 2010 and December 2011 will be deemed to have been completed and all management objectives deemed to have been met, and all outstanding Performance Units will immediately vest in accordance with the terms of each grant agreement.

        In addition, the named executive officers will be provided with outplacement benefits of up to $35,000 for Mr. Thompson and up to $20,000 for each of the Participating NEOs. The named executive officers will also be entitled to a vehicle allowance for three years (Mr. Thompson) or two and one-half years (the Participating NEOs) in accordance with the policies and procedures of DTG, and Mr. Thompson will receive the benefit of a tax-gross up.

        The Employment Continuation Arrangements define "cause" as: (i) a criminal violation involving fraud, embezzlement or theft in connection with the employee's duties or in the course of employment with the Company; (ii) intentional wrongful damage to property of the Company; or (iii) intentional wrongful disclosure of secret processes or confidential information of the Company and, in each case, such shall have been materially harmful to the Company. Good reason exists if (a) there is a failure to re-elect or maintain the executive in the same office or position with the Company, (b) there is a significant adverse change in the named executive officer's authority, power and responsibilities, (c) there is a material reduction in pay, (d) there is a reduction, termination or denial of employee benefits, (e) the named executive officer determines that a change in DTG's business has made him or her unable to substantially carry out his or her responsibilities, (f) the successor entity is liquidated, dissolved, merged, consolidated or reorganized or all of its assets are transferred unless the successor entity assumed all of the duties and obligations of DTG under the Employment Continuation Agreement, (g) DTG or the named executive officer's work location is relocated in excess of 50 miles from the location prior to the change in control or in the case of Mr. Thompson, requires him to travel at least 20% more than the average number of days of travel required during the three full years prior to the change in control without his consent, or (h) DTG or its successor materially breaches the Employment Continuation Agreement or Employment Continuation Plan, as applicable. With respect to items (a)–(h), DTG has a 10-day period within which to remedy the default under the Employment Continuation Agreement and a 30-day period under the Employment Continuation Plan.

        In addition, Mr. Thompson may terminate employment with DTG for any reason, or without reason, during the 30-day period immediately following the one year anniversary of the occurrence of the change in control and still receive all of the payments that he would have received in the event of an involuntary termination without cause due to a change in control of DTG.

INVOLUNTARY TERMINATION WITH CHANGE IN CONTROL

			Equity Awards
			Equity Awards
Name	Severance	Benefits Continuation	Vesting of Performance Shares or Units	Vesting of Restricted Stock & Options	Accrued Vacation	Outplacement Services	Gross-Up	Total
(a)	(b)(1)	(c)	(d)(2)	(e)(3)	(f)	(g)	(h)	(i)
Scott L. Thompson	$10,400,000	$63,314	$6,463,920	$12,946,190	$98,462	$35,000	$5,847,316	$35,854,202
H. Clifford Buster, III	$4,562,500	$52,176	$2,318,580	$5,923,800	$52,308	$20,000	$—	$12,929,364
Vicki J. Vaniman	$1,800,000	$48,861	$1,264,680	$3,949,200	$36,923	$20,000	$—	$7,119,664
Rick L. Morris	$1,675,000	$64,581	$983,640	$3,949,200	$30,769	$20,000	$—	$6,723,190

(1)
The amounts in column (b) for each named executive officer include three times base salary (Mr. Thompson) or two and one-half times base salary (the Participating NEOs) plus three times (Mr. Thompson) or two and one-half times (the Participating NEOs) the incentive compensation opportunity designated as the target for purposes of the Employment Continuation Arrangements for the year 2011 (which in this case is the actual incentive compensation paid), plus the actual incentive compensation for the year 2011, as the change in control date is assumed to be December 31, 2011.

(2)
The amounts in column (d) for the named executive officers include the value of the granted awards under the December 3, 2010 and the December 9, 2011 Performance Units Grant Agreements.

(3)
The amounts in column (e) for the named executive officers include the value of the outstanding and unvested Option Rights and Restricted Stock Units.

Continued Employment

        In the event the named executive officer's employment continues following a change in control of DTG, as of the date of the change in control, the Performance Periods for 2011 and 2012 will be deemed to have been completed and all management objectives deemed to have been met, and the Performance Units will continue to vest in accordance with the terms of that grant agreement. Mr. Thompson will also receive the unvested portion of the Restricted Stock Unit grant dated May 23, 2008 (with reinstatement rights of the forfeited portion of the awards should a termination of employment occur within two years following the change in control). All outstanding non-qualified Option Rights shall immediately vest and remain exercisable until the applicable expiration date. The Restricted Stock Units granted to Mr. Thompson, other than those granted on May 23, 2008 discussed above, will immediately vest and become non-forfeitable.

 CHANGE IN CONTROL—CONTINUED EMPLOYMENT

			Equity Awards
Name	Severance	Benefits Continuation	Vesting of Performance Shares or Units	Vesting of Restricted Stock & Options	Accrued Vacation	Outplacement Services	Total
(a)	(b)	(c)	(d)	(e)(1)	(f)	(g)	(h)
Scott L. Thompson	$—	$—	$—	$12,922,894	$—	$—	$12,922,894
H. Clifford Buster, III	$—	$—	$—	$5,923,800	$—	$—	$5,923,800
Vicki J. Vaniman	$—	$—	$—	$3,949,200	$—	$—	$3,949,200
Rick L. Morris	$—	$—	$—	$3,949,200	$—	$—	$3,949,200

(1)
The amounts in column (e) include the full vesting of all outstanding and unvested Option Rights and Restricted Stock Units with the exception of the May 23, 2008 grant of Restricted Stock Units to Mr. Thompson. These Restricted Stock Units are included in column (e) on a pro rata basis based on the days of employment from May 23, 2008 through December 31, 2011 (with reinstatement rights of the forfeited units if employment is terminated within two years of the change in control).

Other Terms

        Pursuant to the Employment Continuation Arrangements, each named executive officer covenants and agrees not to disclose any confidential or proprietary information of DTG or its subsidiaries, or, without DTG's consent, directly or indirectly, attempt to influence, persuade or induce, or assist any other person in so influencing, persuading or inducing, any employee of DTG or its subsidiaries to give up, or not to commence, employment or a business relationship with DTG or its subsidiaries. In addition, each named executive officer is required to execute a release, the form of which is contained in the Employment Continuation Arrangements in order to receive any benefits under the Employment Continuation Arrangements.

        Upon death or disability of a named executive officer, he or she is not entitled to any severance compensation or benefits under the Employment Continuation Arrangements.

Retirement Arrangements

        In connection with the retirement of Mr. Anderson as Senior Executive Vice President, and in order to ensure an orderly transition of leadership, DTG entered into a Retirement and Consulting Agreement (the "Agreement") with Mr. Anderson effective December 31, 2011. Pursuant to the Agreement, Mr. Anderson agreed to serve as a consultant to the Company for the period commencing January 1, 2012 and ending on December 31, 2012 (the "Consulting Period"), subject to his compliance with the restrictive covenants described below. The Company will pay Mr. Anderson a monthly retainer in the amount of $16,667 per month during the Consulting Period. Mr. Anderson has agreed not to compete with the Company and not to solicit Company employees during the Consulting Period, and to not disclose the Company's confidential information. As a result of his retirement, Mr. Anderson received the cash portion of incentive compensation awarded to him pursuant to the 2011 Incentive Plan and is entitled to receive a payout of his amounts deferred under the Company's non-qualified deferred compensation plan six months following his separation from service. In addition, all Performance Units granted to Mr. Anderson on December 3, 2010 (16,000) were forfeited pursuant to the terms of that agreement. Mr. Anderson's Option Rights shall continue to vest in accordance with their terms.

Equity Compensation Plan Information

        The following table sets forth certain information for the fiscal year ended December 31, 2011 with respect to the Plan under which the Common Stock of the Company is authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,574,533	$5.11	247,517
Equity compensation plans not approved by security holders	None	None	None
Total	1,574,533	$5.11	247,517	(1)

(1)
At December 31, 2011, total Common Stock authorized for issuance was 2,083,550 Shares, which included 1,574,533 unexercised Option Rights, and 261,500 Performance Units, assuming a maximum payout for all nonvested Performance Units. The remaining Common Stock available for future issuance at December 31, 2011 is 247,517 Shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who beneficially own more than 10% of the Common Stock to file with the SEC initial reports of beneficial ownership and statements of changes in beneficial ownership of Common Stock, as well as annual statements of beneficial ownership. The Company's directors, executive officers and greater-than-10% stockholders are required by SEC rules to furnish us with copies of all Section 16(a) reports that they file. The Company files Section 16(a) reports on behalf of its directors and executive officers to report their initial and subsequent changes in beneficial ownership of the Common Stock. To the Company's knowledge, based solely upon a review of forms the Company filed on behalf of its directors and executive officers, and all Section 16(a) forms furnished to the Company during the fiscal year ended December 31, 2011, the Company believes that all Section 16(a) filing requirements applicable to the Company's directors and executive officers were met.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

        DTG has established policies and procedures as part of its overall corporate compliance policies for the review and approval, ratification or disapproval of related party transactions. Related parties include directors, director nominees, executive officers, beneficial owners of more than 5% of the Shares and their respective immediate family members. Transactions subject to review include any business or commercial transaction, arrangement or relationship. The Governance Committee is authorized to review and determine whether any related party transaction should be approved or ratified. In making this determination, the Governance Committee considers whether the transaction is fair and reasonable to the Company and consistent with the best interests of the Company and its stockholders. If the Governance Committee determines not to approve or ratify a related party transaction, the matter may be referred to legal counsel for review and consultation regarding possible further action, including termination of the transaction on a prospective basis, rescission of the transaction or modification of the transaction in a manner that would permit it to be ratified and approved by the Governance Committee. There have been no related party transactions since January 1, 2011.

 STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR NEXT ANNUAL MEETING

        Any stockholder proposal under SEC Rule 14a-8 intended to be presented at DTG's Annual Meeting of Stockholders to be held in 2013 must be received by the Secretary not later than the close of business on December 27, 2012 if the stockholder wishes the proposal to be included in DTG's proxy materials relating to such Annual Meeting of Stockholders. Such proposals, including any accompanying supporting statement, may not exceed 500 words and should be addressed to: Secretary, Dollar Thrifty Automotive Group, Inc., 5330 East 31st Street, Tulsa, Oklahoma 74135.

        In addition, DTG's By-laws contain certain advance notice and procedural requirements applicable to director nominations by stockholders and stockholder proposals, irrespective of whether the proposal is to be included in DTG's proxy materials, which provide that the deadline for submitting proposals is not less than 90 nor more than 120 days before the Annual Meeting of Stockholders to be held in 2013, and a proposal received outside of this time frame will be untimely and not considered for the Annual Meeting of Stockholders to be held in 2013; provided, however, that in the event that less than 100 days' notice or prior public disclosure of the date of the Annual Meeting of Stockholders is given or made to stockholders, then any such proposal will be considered timely if received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such nominations and proposals, including any accompanying supporting statement, should be addressed to: Secretary, Dollar Thrifty Automotive Group, Inc., 5330 East 31st Street, Tulsa, Oklahoma 74135. The notice of any such nomination or proposal must meet all other requirements contained in the By-laws, a copy of which can be obtained from the Secretary at the address set forth above.

 ANNEX B

[Letterhead of J.P. Morgan Securities LLC]

August 26, 2012
Board of Directors
Dollar Thrifty Automotive Group, Inc.
5300 East 31st Street
Tulsa, Oklahoma 74135
Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the Acquiror (as defined below) and its affiliates) of common stock, par value $0.01 per share (the "Company Common Stock"), of Dollar Thrifty Automotive Group, Inc. (the "Company") of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of August 26, 2012, among the Company, Hertz Global Holdings, Inc. (the "Acquiror") and its wholly-owned subsidiary, HDTMS, Inc. ("Acquisition Sub"). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the "Tender Offer") at a price for each share equal to $87.50 (the "Consideration"), net to the seller in cash, without interest. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Company, Acquiror, Acquisition Sub or their respective subsidiaries and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the "Transaction".

        In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders (other than the Acquiror and its affiliates) of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

        We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction in connection with the negotiation of the Transaction.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

        During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, the Acquiror, The Carlyle Group ("Carlyle"), Clayton, Dubilier & Rice ("CD&R") and BAML Capital Partners (formerly Merrill Lynch Global Private Equity), the private equity division of Bank of America Corporation (together with Carlyle and CD&R and their respective affiliates, collectively, the "Acquiror Affiliates"), each an affiliate of the Acquiror, for which we and our affiliates have received customary compensation. Such services for the Company and the Acquiror during such period have included (i) acting as financial advisor to the Company in connection with previously proposed business combination transactions and the exploration of other strategic alternatives, (ii) acting as a bookrunner of the Company's offering of asset-backed securities and related fleet securitization in July 2011 and the Acquiror's offering of asset-backed securities in June 2011, (iii) acting as a bookrunner for the Acquiror's offerings of debt securities in December 2010, January 2011 and March 2011, respectively, (iv) acting as a bookrunner in connection with the Company's senior credit facility in February 2012 and the Acquiror's revolving credit facility in March 2011, (v) acting as a participant in the amendment of the Acquiror's European revolving credit facility in January 2012, and (vi) participating in conduit activities for both the Company and the Acquiror. In addition, we acted as financial advisor to Donlen Corporation in relation to its sale to the Acquiror in July 2011. One of our affiliates is a co-investor with CD&R in certain investments, and certain of our affiliates are counterparties to interest rate swaps with the Company and other derivative transactions with the Acquiror Affiliates and provide a variety of treasury and security services, foreign exchange, derivative support, and asset management services to the Company, the Acquiror and certain Acquiror Affiliates for which they receive compensation or other financial benefits.

        In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, the Acquiror and the Acquiror Affiliates for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders (other than the Acquiror and its affiliates) of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,
J.P. MORGAN SECURITIES LLC
J.P. Morgan Securities LLC

 ANNEX C

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

August 26, 2012
Board of Directors
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than Hertz Global Holdings, Inc. ("Parent") and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Dollar Thrifty Automotive Group, Inc. (the "Company") of the $87.50 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 26, 2012 (the "Agreement"), by and among Parent, HDTMS, Inc., a wholly owned subsidiary of Parent ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $87.50 per Share, in cash, for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than other than Dissenting Shares (as defined in the Agreement) and Shares held in treasury or owned by the Company, Parent, Acquisition Sub or their respective subsidiaries) will be converted into the right to receive $87.50 in cash.

        Goldman, Sachs & Co. and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates, and third parties, including Clayton, Dubilier & Rice ("CD&R"), The Carlyle Group ("Carlyle"), and Bank of America Merrill Lynch ("BAML"), each of which is an affiliate of Parent, and any of their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for the accounts of Goldman, Sachs & Co. and its affiliates and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a participant in the Company's revolving credit facility (aggregate principal amount $450,000,000) in February 2012. In addition, in November 2011 we entered into a $100 million forward stock repurchase agreement with the Company for the repurchase of Shares, and in February 2012 such repurchase was completed. We also have provided certain investment banking services to Parent and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a co-manager and participant in Parent's asset-backed loan facility (aggregate principal amount $1,800,000,000) in February 2011; as a co-manager with respect to an offering of Parent's 6.75% Senior Notes due 2019 (aggregate principal amount $500,000,000) in March 2011; and as a co-manager with respect to a public offering of Parent's 2.20% Series 2011-1 Asset Backed Notes (aggregate principal amount $320,000,000), 3.29% Series 2011-1 Asset Backed Notes (aggregate principal amount $200,000,000), 4.17% Series 2011-1 Asset Backed Notes (aggregate principal amount $48,000,000) and 4.96% Series 2011-1 Asset Backed Notes (aggregate principal amount $30,000,000) in June 2011. We also have provided certain investment banking services to CD&R and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to a public offering of 54,050,000 shares of common stock of Graphic Packaging Holding Company, a portfolio company of CD&R in April 2011; as a financial advisor in connection with the sale of Diversey, Inc., a former portfolio company of CD&R, in October 2011; and as a joint lead arranger with respect to an offering by HD Supply Inc., a portfolio company of CD&R, of its 8.125% Senior Secured First Priority Notes due 2019 (aggregate principal amount $950,000,000), 11% Senior Secured Second Priority Notes due 2020 (aggregate principal amount $675,000,000) and Senior Term Loan Facility (aggregate principal amount $1,000,000,000) and as a joint lead arranger and participant in HD Supply Inc.'s ABL Facility (aggregate principal amount $1,500,000,000) in April 2012. We also have provided certain investment banking services to Carlyle and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a financial advisor in connection with the sale of Multiplan, Inc., a former portfolio company of Carlyle, in August 2010; as a financial advisor in connection with the sale of Philosophy, Inc., a former portfolio company of Carlyle, in December 2010; as a joint bookrunner with respect to a public offering of 109,786,590 shares of common stock of Kinder Morgan Inc., a portfolio company of Carlyle, in February 2011; as a joint bookrunner with respect to a public offering of 59,800,000 of common stock of Cobalt International Energy Inc., a portfolio company of Carlyle, in February 2012; and as a joint lead arranger with respect to an offering by HD Supply Inc., a portfolio company of Carlyle, of its 8.125% Senior Secured First Priority Notes due 2019 (aggregate principal amount $950,000,000), 11% Senior Secured Second Priority Notes due 2020 (aggregate principal amount $675,000,000) and Senior Term Loan Facility (aggregate principal amount $1,000,000,000) and as a joint lead arranger and participant in HD Supply Inc.'s ABL Facility (aggregate principal amount $1,500,000,000) in April 2012. We also have provided certain investment banking services to BAML and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to an offering by HCA Holdings Inc., a portfolio company of BAML Capital Partners, the private equity division of Bank of America Corporation (formerly Merrill Lynch Global Private Equity) ("BAMLCP"), of its 7.75% Senior Notes due 2021 (aggregate principal amount $1,525,000,000) in November 2010; as a joint bookrunner with respect to a public offering of 145,130,000 shares of common stock of HCA Holdings Inc. in March 2011; and as a joint bookrunner with respect to an offering by HCA Holdings Inc. of its 5.875% Senior Secured Notes due 2022 (aggregate principal amount $1,350,000,000) in February 2012. We may also in the future provide investment banking services to the Company, Parent and their respective affiliates and CD&R, Carlyle and BAML and their respective affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with CD&R, Carlyle and BAMLCP and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of CD&R, Carlyle and BAMLCP from time to time, and may do so in the future.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2011; certain interim reports to stockholders and Quarterly Reports on

Form 10-Q of the Company; certain other communications from the Company to their respective stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the rental car industry specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $87.50 per Share in cash to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the $87.50 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $87.50 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours, /s/ GOLDMAN, SACHS & CO. (GOLDMAN, SACHS & CO.)

 ANNEX D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.